Exhibit 99.1
Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

COMTECH TELECOMMUNICATIONS CORP.,

CONVOY LTD.

and

GILAT SATELLITE NETWORKS LTD.

Dated January 29, 2020

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS & INTERPRETATIONS		2
1.1	Certain Definitions	2
1.2	Additional Definitions	13
1.3	Certain Interpretations	15
ARTICLE II THE MERGER		17
2.1	The Merger	17
2.2	The Effective Time	17
2.3	The Closing	17
2.4	Effect of the Merger	17
2.5	Memorandum and Articles of Association	17
2.6	Directors and Officers	18
2.7	Effect on Share Capital	18
2.8	Payment Procedures	19
2.9	No Further Ownership Rights in Company Shares	21
2.10	Lost, Stolen or Destroyed Certificates	22
2.11	Distributions with Respect to Unexchanged Shares of Parent Common Stock	22
2.12	Taking of Necessary Action; Further Action	22
2.13	Withholding Tax	22
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		23
3.1	Organization and Standing	23
3.2	Subsidiaries	24
3.3	Authorization	24
3.4	Capitalization	25
3.5	Non-contravention; Required Consents	26
3.6	Company SEC Reports	26
3.7	Financial Statements	27
3.8	No Undisclosed Liabilities	29
3.9	Absence of Certain Changes	29
3.10	Material Contracts	29
3.11	Compliance with Applicable Law	31
3.12	Permits	31
3.13	Litigation	31
3.14	Customers and Suppliers	32
3.15	Taxes	32
3.16	Environmental Matters	35
3.17	Employee Benefit Plans	36

3.18	Labor Matters	37
3.19	Real Property	39
3.20	Assets; Personal Property	40
3.21	Intellectual Property	40
3.22	Insurance	43
3.23	Export, Import and Sanctions Laws and DCSA Requirements	43
3.24	Anti-Bribery Laws	44
3.25	Related Party Transactions	44
3.26	Government Contracts.	45
3.27	Brokers; Fees and Expenses	46
3.28	Opinion of Financial Advisor	46
3.29	Takeover Statutes; No Rights Plan	46
3.30	Information Supplied	46
3.31	No Other Representations or Warranties..	47
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		47
4.1	Organization	47
4.2	Authorization	47
4.3	Non-contravention; Required Consents	48
4.4	Litigation	48
4.5	Capitalization	48
4.6	Parent SEC Reports	49
4.7	Financial Statements	50
4.8	No Undisclosed Liabilities	51
4.9	Absence of Certain Changes	51
4.10	Compliance with Applicable Law	51
4.11	Permits	51
4.12	Anti-Bribery Laws	51
4.13	Government Contracts.	51
4.14	Financing.	52
4.15	Merger Sub	53
4.16	Ownership of Company Shares	53
4.17	Brokers; Fees and Expenses	53
4.18	Information Supplied	53
4.19	No Other Representations or Warranties.	53
ARTICLE V INTERIM CONDUCT OF BUSINESS		54
5.1	Affirmative Obligations of the Company	54
5.2	Negative Obligations of the Company	54
5.3	Affirmative Obligations of Parent	57
5.4	Negative Obligations of Parent	57

ARTICLE VI ADDITIONAL AGREEMENTS		58
6.1	No Solicitation	58
6.2	Company Board Recommendation	60
6.3	Company Shareholders’ Meeting	61
6.4	Merger Proposal; Certificate of Merger	61
6.5	Form S-4 and Proxy Statement	63
6.6	TASE Listing and Israeli Securities Authority Matters	64
6.7	Reasonable Best Efforts to Complete	64
6.8	Access	66
6.9	Notification	66
6.10	Certain Litigation	67
6.11	Financing	67
6.12	Confidentiality	70
6.13	Public Disclosure	70
6.14	Company Options	70
6.15	Employee Matters	71
6.16	Directors’ and Officers’ Indemnification and Insurance	73
6.17	Obligations of Parent and Merger Sub	74
6.18	Tax Rulings	74
6.19	Nasdaq Listing	75
6.20	Stock Exchange Delisting	75
6.21	Section 336 and 338 Elections. .	75
6.22	Payoff Letter	75
ARTICLE VII CONDITIONS TO THE MERGER		76
7.1	Conditions to the Obligations of Each Party to Effect the Merger	76
7.2	Additional Conditions to the Obligations of Parent and Merger Sub to Effect the Merger	76
7.3	Additional Conditions to the Obligations of the Company to Effect the Merger	77
ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		78
8.1	Termination	78
8.2	Notice of Termination; Effect of Termination	79
8.3	Fees and Expenses	79
8.4	Amendment	80
8.5	Extension; Waiver	80
ARTICLE IX GENERAL PROVISIONS		81
9.1	Survival of Representations, Warranties and Covenants	81
9.2	Notices	81
9.3	Assignment	82
9.4	Entire Agreement	82
9.5	Third Party Beneficiaries	83

9.6	Severability	83
9.7	Other Remedies	83
9.8	Specific Performance	83
9.9	Governing Law	83
9.10	Consent to Jurisdiction	84
9.11	WAIVER OF JURY TRIAL	84
9.12	Counterparts	84
9.13	Waiver of Claims	85

AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (this “Agreement”) is dated January 29, 2020, among COMTECH TELECOMMUNICATIONS CORP., a Delaware corporation (“Parent”), CONVOY LTD., a company organized under the Laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and GILAT SATELLITE NETWORKS LTD., a company organized under the Laws of the State of Israel (the “Company,” and together with Parent and Merger Sub, the “Parties”).  All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

RECITALS

A.          The Parties intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law, 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, all upon the terms and subject to the conditions set forth in this Agreement;

B.          It is proposed that upon the consummation of the Merger, each ordinary share, nominal value NIS 0.20 per share, of the Company (each, a “Company Share”), that is then issued and outstanding will thereupon be cancelled and converted into the right to receive (i) cash, without interest, in an amount equal to $7.18 (the “Cash Merger Consideration”) and (ii) 0.08425 of a share of Parent Common Stock (as defined below) (the “Stock Merger Consideration” and, together with the Cash Merger Consideration, the “Merger Consideration”), all upon the terms and subject to the conditions set forth herein.

C.          The Board of Directors of the Company (the “Company Board”) unanimously has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and are fair to and in the best interests of the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved the execution and delivery of this Agreement and the performance of the transactions contemplated hereby, including the Merger, in accordance with the requirements of the ICL and any other Applicable Law, and (iii) resolved to recommend that the Company Shareholders approve this Agreement, the Merger and the other transactions contemplated hereby, all upon the terms and subject to the conditions set forth herein (the “Company Board Recommendation”).

D.          The boards of directors of Parent and Merger Sub have each unanimously approved the execution and delivery of this Agreement and the performance of the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein and the board of directors of Merger Sub has further (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and are fair to and in the best interests of Merger Sub and its shareholders, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iii) determined to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby.

E.          As a material inducement and condition to Parent entering into this Agreement, certain Company Shareholders are entering into a voting agreement with Parent and Merger Sub simultaneously with the execution of this Agreement, substantially in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, such Company Shareholders have agreed, upon the terms and subject to the conditions set forth therein, to vote in favor of this Agreement and the transactions contemplated hereby, including the Merger.

AGREEMENT

The Parties therefore agree as follows:

ARTICLE I
DEFINITIONS & INTERPRETATIONS

1.1          Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a)          “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and the Company 102 Shares.

(b)          “Acquisition Proposal” means any offer, proposal or indication of interest from any Third Party relating to any Acquisition Transaction.

(c)          “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving:  (i) any acquisition by any Third Party, directly or indirectly, of 20% or more of the outstanding Company Shares, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party beneficially owning (as defined under Section 13(d) of the Exchange Act) 20% or more of the Company Shares; or (ii) any acquisition by any Third Party, directly or indirectly, of 20% or more of the assets, net revenues or net income (including equity securities of the Company’s Subsidiaries) of the Company (on a consolidated basis with its Subsidiaries), measured on a book value basis, in the case of each of clause (i) and (ii), whether pursuant to a merger, consolidation, reorganization, recapitalization, liquidation, dissolution, share exchange or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction involving the Company.

(d)          “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

(e)          “Antitrust Laws” means applicable Israeli, U.S. and non-U.S. federal, state, local, regional, supranational or other antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

(f)          “Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person.

(g)         “Applicable Privacy Laws” means all privacy, security, data collection, data protection, data sharing, direct marketing, consumer protection, location tracking, customer tracking, behavioral marketing and workplace privacy Applicable Laws, including with respect to the collection, processing, storage, protection and disclosure of Personal Information.

(h)         “Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2019.

(i)          “Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which the commercial banks in New York, New York or banking corporations in Israel (pursuant to the directives of the Bank of Israel) are authorized or required by Applicable Law to close.

(j)          “Business Facility” means any property including the land, improvements, soil, soil gas, indoor air, groundwater, and surface water that is owned, operated, occupied, controlled or leased by the Company or its Subsidiaries in connection with the operation of their respective businesses.

(k)          “Cash Equivalent Consideration” means the sum of (1) the Cash Merger Consideration plus (2) the product obtained by multiplying (A) the Stock Merger Consideration by (B) the Parent Average Trading Price.

(l)            “Code” means the United States Internal Revenue Code of 1986.

(m)          “Company 102 Options” means any Company Options granted under Section 102 of the Ordinance.

(n)          “Company Board Recommendation Change” means that the Company Board shall: (i) modify or qualify, in each case, in a manner adverse to Parent or Merger Sub, or withdraw, or publicly propose to modify or qualify, in each case, in a manner adverse to Parent or Merger Sub, or withdraw, the Company Board Recommendation; (ii) approve or adopt any Acquisition Proposal; (iii) following the failure of the Company Board to reaffirm the Company Board Recommendation upon Parent’s request to do so (publicly, if so requested), recommend any Acquisition Proposal (provided that any such request by Parent to reaffirm the Company Board Recommendation shall not count towards the limit contained in the proviso in subclause (iii) of the definition of the term “Triggering Event”); or (iv) fail to include the Company Board Recommendation in the Proxy Statement.

(o)           “Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement.

(p)           “Company Intervening Event” means any event, occurrence or development that is material to the Company and its Subsidiaries, taken as a whole, that (i) was not known or reasonably foreseeable to the Company Board on or prior to the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board on or prior to the date of this Agreement), (ii) which event, occurrence or development, or any consequence thereof, becomes known to the Company Board prior to the Company Shareholder Approval and (iii) does not involve or relate to (A) an Acquisition Proposal or (B) any fluctuation in the market price or trading volume of the Company Shares, in and of itself (it being understood that the underlying factors that may have contributed to any such fluctuation that are not otherwise excluded from the definition of Company Intervening Event may be taken into account in determining whether a Company Intervening Event has occurred).

(q)          “Company IP” means all of the Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(r)           “Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, including any right to receive or obligation to pay royalties or any other consideration, whether written or oral, relating to Intellectual Property Rights to which the Company or its Subsidiaries is a party (other than non-exclusive licenses to customers or for customization at the request of customers, in each case, entered into in the ordinary course of business).

(s)          “Company Options” means any options to purchase Company Shares outstanding, whether (i) granted under any of the Company Plans, (ii) assumed by the Company in connection with any merger, acquisition or similar transaction, or (iii) otherwise issued or granted.

(t)           “Company Plan” means the Company’s 2008 Share Incentive Plan, as amended from time to time, including the Israeli Sub-Plan to the 2008 Plan (the “2008 Plan”).

(u)          “Company Products” means any and all items, products and services, in each case other than Off-the-Shelf Software, marketed, sold, licensed, provided or distributed by the Company and its Subsidiaries, and refers also to (i) all associated documentation and (ii) all currently supported versions thereof, and works under development as of the date hereof.

(v)          “Company Registered IP” means all Company IP that is the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any state, Governmental Entity or other public legal authority, including Patents, registered Trademarks, registered Copyrights and Domain Names.

(w)          “Company Restricted Shares” means any Company Shares subject to vesting or other lapse restrictions (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

(x)           “Company Shareholders” means holders of Company Shares.

(y)          “Company Systems” means the computer systems, including Software, hardware, networks, databases, systems, telecommunications equipment and websites (and all information transmitted thereby or stored therein), owned, leased, licensed or otherwise used or held for use by the Company and its Subsidiaries in the conduct of their respective businesses.

(z)          “Compliant” means, with respect to the Required Information and without giving effect to any supplements or updates delivered by the Company after the commencement of the Marketing Period, the Required Information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company or its Subsidiaries, necessary in order to make such Required Information, in light of the circumstances under which the statements contained in the Required Information are made, not misleading.

(aa)          “Continuing Employees” means all employees of the Company or its Subsidiaries who are employed by the Company or its Subsidiaries immediately prior to the Effective Time, who continue their employment from and after the Effective Time with Parent or any Subsidiary of Parent (including, after the Effective Time, the Company and its Subsidiaries).

(bb)         “Contract” means any binding contract, subcontract, agreement, understanding, commitment, note, bond, mortgage, indenture, lease, license, sublicense, franchise, obligation, collective agreement or arrangement or other legally binding instrument or arrangement, whether oral or in writing.

(cc)          “Credit Facilities” means (i) the loan documents between the Company and First International Bank of Israel, dated as of December 12, 2010, as amended from time to time, and (ii) the Master Credit Agreement between the Company and The Hongkong and Shanghai Banking Corporation (HSBC), dated as of July 14, 2013, as amended from time to time.

(dd)          “DCSA” means the Defense Counterintelligence and Security Agency of the U.S. Department of Defense, or any successor thereto.

(ee)          “DCSA Requirements” means the NISPOM and the NISPOM’s interpretive guidance.

(ff)           “DOJ” means the United States Department of Justice, or any successor thereto.

(gg)          “DOL” means the United States Department of Labor, or any successor thereto.

(hh)          “Employee Plans” means, (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) all other employment, consulting and independent contractor agreement, collective bargaining, labor, bonus, stock option, phantom equity, stock purchase or other equity-based, benefit, incentive compensation (whether cash or equity), profit sharing, savings, retirement (including early retirement, supplemental retirement, termination indemnities and seniority payments), disability or other health plan, insurance, vacation, recuperation sick pay or paid time off, incentive, deferred compensation, pension and/or any other provident fund (including managers’ insurance plan and further education fund), severance, termination, retention, change of control and other fringe, medical, vision, dental, life insurance, welfare or other employee benefit plans, programs, agreements, practices, contracts, policies or arrangements (whether or not in writing) maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) for the benefit of or relating to any current or former employee, Independent Contractor, director, or other service provider of the Company, any of its Subsidiaries or any ERISA Affiliate, or the beneficiaries or dependents of any such Person, or with respect to which the Company or any of its Subsidiaries has or may have any Liability, in each case, whether written or oral, and in each case, for the benefit of current or former employees; provided, however, that the term “Employee Plans” shall not include any plan, program, agreement, contract, policy or arrangement mandated by Applicable Law or plans or other arrangements sponsored, in whole or in part, by any Governmental Entity.

(ii)          “Environmental Law” means any Applicable Law that relates to pollution, protection of human health or safety (as it relates to exposure to hazardous or toxic substances) or the environment, or that prohibits, regulates or controls any Hazardous Material or any Hazardous Material Activity, including the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the United States Resource Recovery and Conservation Act of 1976, the United States Federal Water Pollution Control Act, the United States Clean Air Act, the United States Toxic Substance Control Act, the United States Solid Waste Disposal Act, the United States Hazardous Materials Transportation Act, the United States Clean Water Act, the United States Occupational Safety and Health Act, the European Union Directive 2002/96/EC on waste electrical and electronic equipment, the European Union Directives 2002/95/EC and 2011/65/EU on the restriction on the use of hazardous substances, the Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products, the European Commission Regulation 1907/2006, the Israeli Dangerous Materials Law, 1993, the Israeli Clean Air Act, 2008, the Israeli Water Act, 1959, the Israeli Packaging Law, 2011, the Israeli Environmental Treatment of Electrical and Electronic Equipment and Batteries Law, 2012, the Israeli Abatement of Nuisances Law, 1961, and other similar Applicable Laws.

(jj)          “Environmental Permit” means any Permit required to be obtained from any Person or any Governmental Entity under any applicable Environmental Law.

(kk)          “ERISA” means the United States Employee Retirement Income Security Act of 1974, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(ll)          “ERISA Affiliate” means any Person under common control with the Company that, together with the Company or any of its Subsidiaries, would be treated as a single employer with the Company or any of its Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code and the regulations promulgated thereunder.

(mm)          “Exchange Act” means the United States Securities Exchange Act of 1934.

(nn)          “Exchange Ratio” means the sum of: (i) the Stock Merger Consideration plus (ii) the quotient obtained by dividing (A) the Cash Merger Consideration by (B) the Parent Average Trading Price.

(oo)           “Export Records” means any export license authorizations, determinations, correspondence with Governmental Entities and any other records which are kept (or are required to be kept) by the Company and its Subsidiaries for purposes of compliance with Export, Import and Sanctions Laws or the DCSA Requirements, and any other documents or records which are kept (or are required to be kept) by the Company and its Subsidiaries for purposes of invoking an applicable license exception or license exemption to export or import a product, service or Technology under applicable Laws.

(pp)           “Export, Import and Sanctions Laws” means any Applicable Law that relates to economic or trade sanctions and export and import controls of products, service or Technology, including the Export Administration Regulations, International Emergency Economic Powers Act, International Traffic in Arms Regulations, Arms Export Control Act, Export Control Reform Act of 2018, and the Department of the Treasury Office of Foreign Assets Control Regulations, administered or enforced by any Governmental Entity, including the United States (including by OFAC, the U.S. Department of Commerce or the U.S. Department of State), Israel, the United Nations Security Council, and the European Union.

(qq)          “Financing” means any debt financing or equity financing or financings in connection with the transactions contemplated by this Agreement, including any offering or private placement of debt securities or borrowing of loans and any related engagement letter and including any credit facilities or capital markets debt financing or equity or equity-related offerings.

(rr)           “Form S-4” means the registration statement on Form S-4 to be filed by Parent with the SEC in connection with the issuance by Parent of the Stock Merger Consideration.

(ss)          “FTC” means the United States Federal Trade Commission, or any successor thereto.

(tt)           “Government Contract” means any Contract, including any prime contract, subcontract, facility contract, teaming agreement, arrangement, joint venture agreement, basic ordering agreement, pricing agreement, letter agreement, purchase order, delivery order, task order or other contractual arrangement of any kind, between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity (or any contractor or subcontractor to a Governmental Entity, in its capacity as such, which to the knowledge of the Company is acting on behalf of a Governmental Entity), on the other hand.

(uu)          “Government Grant” means any grant, incentive, qualification, subsidy, award, participation, exemption, status or other benefit from any Governmental Entity granted to or provided to, or enjoyed by the Company or any of its Subsidiaries, including by or on behalf of or under the authority of the OCS, the Investment Center or the BIRD Foundation, as applicable.

(vv)          “Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, or any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government, and any non-governmental self-regulatory agency to which the respective Person is subject, securities exchange, commission or authority, and any court, tribunal or judicial body, in each case whether supranational, national, foreign, federal, state, county, provincial or local.

(ww)          “Hazardous Material” means (i) petroleum and petroleum products, including crude oil and any fractions thereof, natural gas, synthetic gas and any mixtures thereof, polychlorinated biphenyls, friable asbestos, ozone-depleting substances and radon and (ii) any other material, chemical, emission, substance or waste for which liability or standards of conduct are imposed or that has been regulated under applicable Environmental Law or by any applicable Governmental Entity on the basis of being radioactive, toxic, hazardous, a pollutant or a contaminant.

(xx)          “Hazardous Materials Activity” means the transportation, transfer, recycling, collection, labeling, packaging, storage, use, treatment, manufacture, removal, disposal, remediation, release, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material.

(yy)          “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(zz)          “Innovation Law” means the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984 (formerly known as the Israeli Encouragement of Research and Development in Industry Law, 1984), and all rules and regulations thereunder.

(aaa)          “Intellectual Property Rights” means the rights associated with or arising out of any of the following in any jurisdiction throughout the world:  (i) issued patents and patent applications (whether provisional or non-provisional), together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, and other Governmental Entity-issued indicia of invention ownership (including certificates of invention, petty patents and patent utility models) (“Patents”); (ii) trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable), including know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information (“Trade Secrets”); (iii) copyrights, mask work rights and all other rights with respect to works of authorship, and all registrations thereof and applications therefor (“Copyrights”); (iv) trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (“Trademarks”); (v) Internet domain name registrations (“Domain Names”); and (vi) any similar, corresponding or equivalent intellectual property rights to any of the foregoing in any jurisdiction throughout the world.

(bbb)          “International Employee Plan” means any Employee Plan that is maintained in any non-U.S. jurisdiction.

(ccc)          “Investment Center” means the Israeli Investment Center of the Israeli Ministry of Economy and Industry (previously, the Ministry of Industry, Trade and Labor).

(ddd)          “IRS” means the United States Internal Revenue Service, or any successor thereto.

(eee)          “ISA” means the Israeli Securities Authority.

(fff)          “knowledge” of the Company means the actual knowledge, after reasonable inquiry under the circumstances, of one or more of the individuals listed in Section 1.1(fff) of the Company Disclosure Letter.

(ggg)          “knowledge” of Parent or Merger Sub means the actual knowledge, after reasonable inquiry under the circumstances, of one or more of the individuals listed in Section 1.1(ggg) of the Parent Disclosure Letter.

(hhh)          “Law” means any international, national, federal, state, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, Order, case law, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case as amended, unless expressly specified otherwise.

(iii)          “Legal Proceeding” means any action, claim, suit, litigation, arbitration or similar proceeding (including any civil, criminal, administrative or appellate proceeding, public or private), hearing, in each case, by or before or otherwise involving any Governmental Entity or any arbitrator or arbitration panel.

(jjj)          “Liabilities” means any liability, claim, judgment, damage, penalty, cost, expense, indebtedness, or monetary obligation or commitment of any kind (whether accrued or unaccrued, asserted or not asserted, absolute or contingent, matured or unmatured, disputed or undisputed, liquidated or unliquidated, secured or unsecured, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP).

(kkk)          “Lien” means with respect to any asset (including any security) or right, any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset or right, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, in each case, with respect to any asset that is a security, other than any restrictions on transfer generally arising out of any securities Laws.

(lll)          “Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof throughout which Parent shall hold the Required Information and the Required Information is Compliant. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time during, or on the first or last day of, such twenty (20) consecutive Business Day period, (a) the Company’s independent accounting firm shall have withdrawn its audit opinion with respect to any audited consolidated financial statements of the Company included in the Required Information, in which case the Marketing Period shall not be deemed to commence until the day following the date on which a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent accounting firm or another independent accounting firm reasonably acceptable to Parent, (b) the Company issues a public statement indicating its intent to restate any consolidated financial statements of the Company included in the Required Information, in which case the Marketing Period shall not be deemed to commence until the day following the date on which such restatement has been completed and the Required Information has been amended or the Company issues a public statement that no restatement is required in accordance with GAAP or (c) the Required Information is not Compliant (which, for the avoidance of doubt, shall require that the financial statements be current as more fully set forth in Rule 3-12 of Regulation S-X for the entire Marketing Period), in which case a new twenty (20) consecutive Business Day period shall commence upon the day following the date on which the Company provides Required Information that is Compliant.  For illustrative purposes only, assuming the Marketing Period commences on January 30, 2020 and the Required Information is Compliant for the twenty (20) consecutive Business Days beginning on such date, the Marketing Period would end on February 28, 2020.

(mmm)          “Material Adverse Effect” means, with respect to any Person, any fact, event, occurrence, change, development or effect (any such item, an “Effect”) that, individually or in the aggregate when taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of a Material Adverse Effect is or would reasonably be expected to be material and adverse to the business, assets, Liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include any Effect to the extent arising out of or resulting from (i) any failure of such Person to meet any projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any published analyst or other third-party estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any change in the market price or trading volume of the shares, or change in such Person’s credit rating (it being understood that this clause (i) shall not prevent a Party from asserting that any Effect that may have contributed to such failure or decrease that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (ii) general changes or developments in any of the industries or markets or geographic regions in which such Person or its Subsidiaries conduct business, (iii) any changes in the United States, Israel or global economy or the capital, financial, regulatory, business, political, geopolitical, credit, capital or securities markets, including changes in interest or exchange rates, (iv) any changes in Law or accounting regulations or principles or interpretations thereof, (v) the commencement, escalation or worsening of a war, military actions or armed hostilities (whether or not declared) or the occurrence of acts of terrorism or sabotage, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or at the express written request of, or with the express written consent of, the other Party, (vii) earthquakes, hurricanes or other natural disasters or any other acts of God, or (viii) the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including the identity of the other Party or any effect on such Party or any of its Subsidiaries’ relationships with their respective customers, suppliers, employees or other third parties); provided, however, that the exceptions in clauses (ii), (iii), (iv), (v), or (vii) shall not apply to the extent the Effects set forth in such clauses disproportionately affect such Person and its Subsidiaries, taken as a whole, relative to other companies in the industries in which such Person and its Subsidiaries operate, in which case only the extent of such disproportionate impact (if any) shall be taken into account when determining a “Material Adverse Effect”.

(nnn)           “Nasdaq” means the Nasdaq Global Select Market.

(ooo)          “Net Share” means, with respect to a Cancelled Option, the quotient obtained by dividing (i) the product of (A) the excess, if any, of the Cash Equivalent Consideration over the per share exercise price of such Cancelled Option, multiplied by (B) the number of Company Shares subject to such Cancelled Option, by (ii) the Cash Equivalent Consideration.

(ppp)          “NISPOM” means the National Industrial Security Program Operating Manual.

(qqq)           “Object Code” means computer software, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

(rrr)          “OCS” means the Israeli Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

(sss)          “OCS Notice” means the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger required to be submitted to the OCS in connection with the Merger in accordance with the Innovation Law.

(ttt)          “Off-the-Shelf Software” means any Software generally available on non-discriminatory terms.

(uuu)          “Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, stipulation, ruling, writ, extension order or award issued, enacted, adopted, promulgated or applied by any Governmental Entity or arbitrator.

(vvv)          “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder.

(www)          “Parent Average Trading Price” means the volume-weighted average of the trading prices on the Nasdaq of shares of Parent Common Stock as reported by Bloomberg L.P. for the ten (10) most recent trading days ending on (and including) the second‑to‑last trading day immediately prior to the date on which the Closing occurs.

(xxx)           “Parent Balance Sheet” means the unaudited consolidated balance sheet of Parent and its Subsidiaries as of October 31, 2019.

(yyy)          “Parent Common Stock” means shares of common stock, par value $0.10 per share, of Parent.

(zzz)          “Parent Compensatory Awards” means Parent Options, Parent Restricted Stock and Parent Restricted Stock Units.

(aaaa)          “Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company on the date of this Agreement.

(bbbb)          “Parent OCS Undertaking” means the written undertaking in customary form to be bound by and to comply with the provisions of the Innovation Law that Parent is required to execute and deliver to the OCS in connection with the Merger.

(cccc)          “Parent Options” means any options to purchase Parent Common Stock outstanding, whether granted under the Parent Stock Plan, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted.

(dddd)          “Parent Restricted Stock” means any Parent Common Stock subject to vesting or other lapse restrictions (whether granted by Parent pursuant to the Parent Stock Plan, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

(eeee)           “Parent Restricted Stock Unit” means any unit or award granted (whether granted by Parent pursuant to the Parent Stock Plan, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (i) denominated in units, and (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Parent Common Stock or the cash equivalent thereof upon such holder’s continued service with or employment by Parent or any of its Subsidiaries and/or upon the satisfaction or attainment of one or more performance milestones.

(ffff)          “Parent Stock Plan” means Parent’s 2000 Stock Incentive Plan (as amended and restated as of March 6, 2018).

(gggg)          “Permitted Liens” mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, in accordance with U.S. GAAP; (ii) statutory mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, landlords’ or other similar Liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default for a period greater than sixty (60) days or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, in accordance with U.S. GAAP or that are otherwise not material; (iii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Entities, in each case that do not and would not, individually or in the aggregate, reasonably be expected to adversely impact the current use and operation of the affected property; (iv) Liens incurred or deposits made in the ordinary course of business arising under workers’ compensation, unemployment insurance or other types of social security or foreign equivalents; (v) in the case of Intellectual Property Rights, licenses to customers or suppliers in their capacities as such in the ordinary course of business; (vi) minor exceptions, restrictions, imperfections of title, charges and such other Liens which would not, individually or in the aggregate, materially interfere with the operation of the business of a Person and its Subsidiaries, as currently conducted or detract from the use, occupancy, value or marketability of the property affected by such Lien; and (vii) with respect to assets that are equity or debt securities, Liens arising from transfer restrictions under securities Laws.

(hhhh)          “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(iiii)          “Personal Information” means personally identifiable information of the Company’s or its Subsidiaries’ employees, agents, officers, directors, individual contractors, individual representatives of their respective actual, potential and prospective customers, individual suppliers and/or other persons, which information may include name, address, other contact information, persistent identifier, financial account information, health or medical information, insurance information, social security number, tax ID number, driver’s license, mother’s maiden name, date of birth, password, PIN number, employee ID number, payroll records, salary information or other human resources records and information, personal identification number or code, other personal information or data that can be used for identity theft or to identify a particular natural person, computer, device or software, and any other sensitive information regarding such persons.

(jjjj)          “Public Software” means any Software that is distributed or made available under the terms of a license that meets the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html, or that is otherwise OSI-approved or categorized by the Free Software Foundation as free.

(kkkk)           “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors) and other authorized agents or representatives retained by such Person.

(llll)          “Required Information” means (a) the audited consolidated balance sheets and related statements of operations, comprehensive income and cash flows and stockholders’ equity of the Company for the three most recently completed fiscal years of the Company ended at least 90 days prior to the Closing Date, (b) the unaudited consolidated balance sheets and related statements of operations, comprehensive income and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least 45 days prior to the Closing Date, and (c) all information customarily provided by a borrower for inclusion in an information memorandum for a credit facility in connection with the Financing.

(mmmm)           “Restricted Contract” means any (a) Contract that includes a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the consummation of any of the transactions contemplated by this Agreement; (b) Contract that would require the approval of the Company Board or the Chairman of the Company Board pursuant to the Company’s Sales Policy and Procedures made available to Parent prior to the date of this Agreement or that, in the ordinary course of business, would otherwise be presented to the Company Board or the Chairman of the Company Board for approval; (c) Contract that would or the Company would reasonably expect to (i) result in a direct (i.e., excluding overhead and operating expenses not specifically relating to the subject matter of the Contract) loss in excess of $100,000 or (ii) with respect to a new Contract taken into account in the Company’s 2020 Annual Operational Plan made available to Parent prior to the date of this Agreement, cause the Company or any of its Subsidiaries to incur expenses of $1,000,000 or more in excess of the expenses provided for in respect of such Contract in the Company’s 2020 Annual Operational Plan; (d) Contract of the type described in subclause (iv) of Section 3.10(a); (e) Contract with a customer, supplier or dealer or other Person that provides installation services for or on behalf of the Company or any of its Subsidiaries that would or would reasonably be expected to involve aggregate annual revenues or payments of $10,000,000 or more; (f) Contract for the lease of any telecommunications tower or similar structure or any Real Property that would or would reasonably be expected to result in $5,000,000 or more in annual expenditures (other than any renewals of any of the foregoing in the ordinary course of business); (g) Contract that obligates the Company or any of its Subsidiaries to indemnify or hold harmless any past or present director, officer, trustee or employee of the Company or any of its Subsidiaries (other than, subject to Section 5.2(k), in connection with the appointment of a new officer or director in the ordinary course of business); and (h) Contract with respect to funded research and development programs that would or would reasonably be expected to result in $1,500,000 or more in annual expenditures; and (i) Company IP Agreement that would or would reasonably be expected to result in $1,500,000 or more in annual expenditures (other than any in the ordinary course of business).

(nnnn)          “Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002.

(oooo)          “SEC” means the United States Securities and Exchange Commission.

(pppp)          “Securities Act” means the United States Securities Act of 1933.

(qqqq)          “Securities Law” means the Israeli Securities Law of 1968.

(rrrr)          “Senior Management” means the positions set forth in Section 1.1(rrrr) of the Company Disclosure Letter.

(ssss)          “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, operating systems, applications, application programming interfaces, firmware, models and methodologies, whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise and (iii) protocols, specifications, and other documentation relating to the foregoing.

(tttt)          “Source Code” means computer software and code, in a form other than Object Code or machine readable form, that is stored or otherwise accessible in human readable form and designed or intended to be compiled into binary executable form prior to execution.

(uuuu)          “Subsidiary” means, with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s Subsidiaries) owns or controls, directly or indirectly, (i) capital stock or other equity interests having the ordinary voting power to elect 50% or more of the board of directors or other governing body of such Person or (ii) 50% or more of the outstanding voting securities or voting power of such Person.

(vvvv)          “Superior Proposal” means any bona fide, written Acquisition Proposal made after the date hereof that did not result from a breach (other than immaterial and unintentional breaches) of Section 6.1 (with references to 20% in the definition thereof being deemed to be replaced with references to 50%) made by a Third Party, with respect to which the Company Board shall have determined in good faith (after consultation with the Company’s financial advisors and outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal, the identity and financial capability of the Third Party making such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions, the financing thereof and any conditions or other risks to consummation, as well as any changes to this Agreement offered by Parent in writing in response to such Acquisition Proposal) that the proposed Acquisition Transaction is (a) more favorable to the Company Shareholders, from a financial point of view, than the Merger, and (b) reasonably capable of being completed on the terms proposed.

(wwww)          “TASE” means the Tel Aviv Stock Exchange.

(xxxx)          “Tax” means (i) any and all federal, state, local and non-U.S. income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), national health insurance, franchise, gross receipts, payroll, sales, employment, unemployment, disability, use, property, real property, personal property, city, municipality, land appreciation (‘hetel hashbaha’), land development, excise, value added, estimated, stamp, alternative or add-on minimum, withholding, service, recording, intangibles, net worth, escheat, abandoned property, environmental, or other tax, customs, duties or other amounts imposed by a Governmental Entity in the nature of tax, in each case, including any interest, indexation, penalties and additions imposed with respect to such amounts, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or other group for any period (or being included (or required to be included) in any Tax Return related thereto), and (iii) any Liability for the payment of amounts described in clauses (i) or (ii) as a result of being a transferee or successor, by Contract, Law or otherwise, or as a result of any indemnification obligation.

(yyyy)          “Tax Returns” means all returns, declarations, estimates, reports, statements (including schedules or any related or supporting information), forms, elections, claims for refund and other documents in respect of any Taxes filed or required to be filed, including any amendments thereof or attachments thereto.

(zzzz)          “Technology” means all tangible items related to, constituting, disclosing or embodying any or all of the following:  any technology, information, know how, works of authorship, trade secrets, ideas, improvements, discoveries, inventions (whether or not patented or patentable), proprietary and confidential information, including technical data, show how, techniques, design rules, algorithms, routines, models, plans, methodologies, Software, firmware, computer programs (whether Source Code or Object Code), files, formulas, records, compilations, including any and all data and collections of data, databases processes, prototypes, schematics, netlists, test methodologies, development work and tools.

(aaaaa)          “Termination Fee Amount” means $21,675,000.

(bbbbb)           “Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons other than Parent, the Company, Merger Sub and their respective Affiliates.

(ccccc)          “Triggering Event” shall be deemed to have occurred if, prior to obtaining the Requisite Shareholder Approval, any of the following shall have occurred:  (i) the Company Board shall have made a Company Board Recommendation Change; (ii) the Company shall have materially breached its obligations under Section 6.1 or Section 6.2, which material breach either results in an Acquisition Proposal or prevents or would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; or (iii) the Company Board shall have failed to publicly recommend against any Acquisition Proposal within ten (10) Business Days of Parent’s request to do so (or such fewer number of days as remains prior to the Company Shareholders’ Meeting) and/or reaffirm (publicly, if so requested) the Company Board Recommendation within ten (10) Business Days of Parent’s request to do so (or such fewer number of days as remains prior to the Company Shareholders’ Meeting) (provided that Parent shall not be permitted to make such request on more than one (1) occasion in respect of each Acquisition Proposal and each material modification thereto).

(ddddd)          “U.S. GAAP” means generally accepted accounting principles, as applied in the United States.

(eeeee)          “Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent (and, to the extent any such certificate or ruling is received prior to the Closing, the Company), that is applicable to the payments to be made to any Company Shareholder pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli Law with respect to such payment or providing other instructions regarding such payment or withholding (including the deferral of any withholding or other Tax or the transfer of the withholding Tax amount to a trustee).  For purposes of this definition, each of the Withholding Tax Ruling, the 104H Tax Ruling and the Options Tax Ruling (and the Interim Option Tax Ruling, if applicable) will be considered a Valid Tax Certificate, if they include such instructions, and if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

(fffff)          “WARN” means the United States Worker Adjustment Retraining Notification Act of 1988.

1.2          Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement in which such terms are defined, for reference purposes as set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	2.8(d)(i)
104H Tax Ruling	6.18(c)
Acceptable Confidentiality Agreement	6.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.01(b)
Anti-Bribery Laws	3.24
Approval	6.7(a)
Assumed RSU	6.14(a)
Bankruptcy and Equity Exceptions	3.3(a)
Cancelled Option	6.14(b)(i)
Cash Merger Consideration	Recitals
Certificate of Merger	2.2
Certificates	2.8(c)(i)
Charter Documents	3.1
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreements	3.18(a)
Commitment Letter	4.8(b)
Companies Registrar	2.2
Company	Preamble
Company 102 Compensatory Awards	2.8(d)(i)
Company 102 Shares	2.8(b)
Company 401(k) Plan	6.15(e)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Financial Advisors	3.28
Company Financial Statements	3.7(a)
Company Form 20-F	Article III
Company SEC Reports	3.6(a)
Company Securities	3.4(d)
Company Share	Recitals
Company Shareholders’ Meeting	6.3
Confidentiality Agreement	6.12
Consent	3.5(b)
Converted Option	6.14(a)(ii)

Term	Section Reference
Covered Persons	6.16(a)
Customer Contracts	3.10(a)(ix)
D&O Insurance	6.16(c)
Debt Financing	4.8(b)
Debt Letters	4.8(b)
Definitive Financing Agreement	6.11(h)
DPAS	3.26(h)
Dual Listing	6.6(a)
Effective Time	2.2
Electing Holder	6.19(c)
Electronic Delivery	9.12
Exchange Fund	2.8(b)
Exchange Fund Agent	2.8(b)
Existing Indemnification Agreements	6.16(a)
Financing Deliverables	6.11(h)
Financing Information	6.11(h)
Financing Sources	6.11(h)
Funded International Employee Plan	3.17(b)
Governmental Plan	3.17(j)
ICL	Recitals
Independent Contractor	3.10(a)(iii)
Information Agent	2.8(a)
Insurance Matter	6.3
Interim Option Tax Ruling	6.18(a)
ISA Exemption	6.6(b)
Israeli Employees	3.18(c)
Israeli Prospectus	6.6(c)
Israeli Offering Exemption	6.6(a)
Israeli Options Exemptions	6.6(b)
ITA	2.13(a)
Labor Organization	3.18(a)
Leased Real Property	3.19 (b)
Leases	3.19(b)
Letter of Transmittal	2.8(c)(i)
Material Contract	3.10(a)
Merger	Recitals
Merger Consideration	Recitals
Merger Proposal	6.4(a)(i)
Merger Proposal Submission Date	6.4(a)(iii)
Merger Sub	Preamble
Option Consideration	6.14(b)(i)
Option Tax Ruling	6.18(a)
Outbound Lease	3.19(b)
Outbound Leased Property	3.19(b)
Owned Real Property	3.19(a)
Parent	Preamble

Term	Section Reference
Parent Charter Documeֵnts	4.1
Parent SEC Reports	4.6(a)
Parent Securities	4.5(b)
Parties	Preamble
Paying Agent	2.8(a)
Payor	2.13(a)
Permits	3.12
Privacy Requirements	3.21(l)
Proxy Statement	6.5(a)
Real Property	3.19(c)
Redacted Fee Letter	4.8(b)
Regulatory Approvals	7.1(b)
Replacement RSU	6.14(a)(ii)
Requisite Shareholder Approval	3.3(c)
Section 14 Arrangement	3.18(c)
Significant Customer	3.14(a)
Significant Supplier	3.14(b)
Specified Auditor Assistance	6.11(h)
Stock Merger Consideration	Recitals
Subsidiary Securities	3.2(c)
Substantial Creditors	6.4(a)(iii)(D)
Superior Proposal Notice Period	6.2(c)
Surviving Company	2.1
Takeover Law	3.29(a)
Termination Date	8.1(d)
Uncertificated Shares	2.8(c)(i)
Voting Agreement	Recitals
Withholding Drop Date	2.13(b)
Withholding Tax Ruling	6.18(b)

1.4          Certain Interpretations.

(a)          References to this Agreement.  Unless otherwise indicated, when a reference is made in this Agreement to an Article, Section, Schedule, Company Disclosure Letter, Parent Disclosure Letter, Annex or Exhibit, that reference is to an Article, Section, Schedule, Company Disclosure Letter, Parent Disclosure Letter, Annex or Exhibit to this Agreement, as applicable.

(b)          Hereof, Including, etc.  When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation”; and (iii) the phrase “in the ordinary course of business” will be deemed to be followed by the words “consistent with past practices”.

(c)          Neither, etc.  Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)          Extent.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)          Dollars.  When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)          NIS.  When used in this Agreement, references to “NIS” are references to Israeli New Shekels.

(g)          Gender and Number.  The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders.  Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.  All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.

(h)          References to Parties.  When reference is made to any Party to this Agreement or any other agreement or document, such reference includes that Party’s successors and permitted assigns.  References to any Person include the successors and permitted assigns of that Person.

(i)          Legislation.  A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.  References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific Contract will be deemed to refer to such Contract as amended, modified or supplemented as of such date.

(j)          Accounting Matters.  Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with U.S. GAAP.

(k)          Headings.  The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(l)          Calculation of Time Periods.  Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is a non-Business Day, then the period in question will end on the next Business Day; (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).  References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m)          Joint Drafting.  The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement.  Accordingly, they waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n)          Made Available.  Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been, at least two (2) Business Days prior to the execution and delivery of this Agreement, (i) posted to the virtual data room managed by the Company at Merrill DatasiteOne and accessible to Parent and its Representatives; (ii) filed with or furnished to the SEC by the Company and available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”); or (iii) delivered or provided to Parent or its Representatives.

ARTICLE II
THE MERGER

2.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger).  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company (the “Surviving Company”) and shall (a) become a wholly owned Subsidiary of Parent; (b) continue to be governed by the Laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

2.2          The Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 2.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing, in which notice the Parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the Parties shall provide further notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such further notice to the Companies Registrar on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

2.3          The Closing.  Unless this Agreement shall have been terminated in accordance with Article VIII, the consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Goldfarb Seligman & Co., Tel Aviv, Israel, at 10:00 a.m. (Israel local time) on the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms can only be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing; provided, that, notwithstanding the satisfaction or waiver of all of the applicable conditions set forth in Article VII, Parent and Merger Sub shall not be obligated to effect the Closing prior to the third (3rd) Business Day following the final day of the Marketing Period, unless Parent shall request an earlier date to effect the Closing on at least two (2) Business Days’ prior written notice to the Company (but, subject in such case, to the satisfaction or waiver of all of the applicable conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing))(the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger being declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

2.4          Effect of the Merger.  The Merger shall have the effects set forth in the ICL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

2.5          Memorandum and Articles of Association.  At the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company, until duly amended as provided therein, herein and by Applicable Law. At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company, until duly amended as provided therein, herein and by Applicable Law.

2.6          Directors and Officers.

(a)          Directors.  The Parties shall take all actions necessary so that the director or directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the only director or directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)          Officers.  At the Effective Time, the officers of the Company as of the Effective Time shall be the only officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

2.7          Effect on Share Capital.

(a)          Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i)          Company Shares.  Each Company Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.7(a)(ii)), shall automatically be converted into and represent the right to receive the Merger Consideration, without interest and less applicable Taxes required to be withheld, in each case in the manner provided in Section 2.8 and Section 2.13 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10).  No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or with respect to book-entry shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent.  Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to (A) such fractional part of a share of Parent Common Stock multiplied by (B) the Parent Average Trading Price.

(ii)         Owned Company Shares.  Each Company Share held in the treasury of the Company (dormant shares) or on behalf of the Company, if any, or held by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent, in each case, immediately prior to the Effective Time, if any, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment hereunder shall be made with respect thereto.

(iii)        Share Capital of Merger Sub.  Each ordinary share, nominal value NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable ordinary share, nominal value NIS 0.20 per share, of the Surviving Company, and such ordinary shares shall constitute the only outstanding share capital of the Surviving Company.

(b)          Adjustment to Merger Consideration.  Without limiting the other provisions of this Agreement, including Sections 5.1 and 5.2 hereof, if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the Company Shares, or make a distribution or dividend in shares of Company Shares (including any distribution or dividend of securities convertible into Company Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of Parent or Merger Sub hereunder), the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change.

(c)          Adjustments to Stock Merger Consideration.  Without limiting the other provisions of this Agreement, including Sections 5.3 and 5.4 hereof, the Stock Merger Consideration shall automatically be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Common Stock.

2.8          Payment Procedures.

(a)          Exchange Fund Agent.  Prior to the Effective Time, Parent shall (i) select a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) to act as the payment agent for the payment and delivery of the Merger Consideration and the fractional share consideration, as provided in Section 2.7(a)(i); and (ii) select an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate or other declaration for Israeli Tax withholding purposes.

(b)          Exchange Fund.  On the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent, or, if Parent so elects, the 102 Trustee or another entity reasonably acceptable to the Company (any, or any combination, of the foregoing the “Exchange Fund Agent”) for payment to (i) the holders of Company Shares (excluding Company Shares issued upon exercise of Company 102 Options (“Company 102 Shares”)); (ii) the holders of Company 102 Shares and Company 102 Options (other than Company 102 Options which are Converted Options), in each case in respect of which Parent shall cause payment to be made by the Exchange Fund Agent to the 102 Trustee; and (iii) the holders of Company Options (other than Company 102 Options, and the Converted Options), in respect of which Parent shall cause payment to be made by the Exchange Fund Agent to the Company pursuant to the provisions of this Article II, (A) evidence of the shares of Parent Common Stock issuable pursuant to Section 2.7(a)(i) in book-entry form sufficient to issue the aggregate Stock Merger Consideration; (B) cash in an aggregate amount necessary to pay the Cash Merger Consideration; and (C) cash in an aggregate amount necessary to make the aggregate payments in lieu of any fractional shares of Parent Common Stock, calculated in accordance with Section 2.7(a)(i) (such amount referenced in clauses (B) and (C), together with the evidence of book-entry shares of Parent Common Stock, the “Exchange Fund”).  Parent shall cause the Exchange Fund Agent to make, and the Exchange Fund Agent shall make, payments of the Merger Consideration and any amounts payable in respect of dividends or distributions on shares of Parent Common Stock in accordance with Section 2.11 out of the Exchange Fund in accordance with this Agreement and the Certificate of Merger.  In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Article II, Parent shall promptly deposit, or cause to be deposited, additional shares of Parent Common Stock and/or cash funds, as applicable, with the Exchange Fund Agent in an amount which is equal to the deficiency in the amount required to make such payments. The Exchange Fund shall not be used for any other purpose.

(c)          Payment Procedures With Respect to Company Shares.

(i)          Promptly following the Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Parent and the Surviving Company shall cause the Exchange Fund Agent to mail to each holder of record, as of immediately prior to the Effective Time, of (x) a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding Company Shares and (y) uncertificated Company Shares (the “Uncertificated Shares”), in each case whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i), and other than Company 102 Shares, (A) a letter of transmittal in such form as the Company and Parent may reasonably agree (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to such Company Shares shall pass, only upon (1) delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.10) to the Exchange Fund Agent, or (2) an acknowledgment of the conversion of such holder’s Uncertificated Shares into the right to receive the Merger Consideration, as the case may be, to the Exchange Fund Agent, (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.8, Section 2.13 and Section 6.18), the Code, or any applicable provision of state, local, Israeli, U.S. or other Tax Law; and (C) instructions for use in effecting the surrender of the Certificates or acknowledging the conversion of the Uncertificated Shares into the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II including, in the case of the Uncertificated Shares, instructions for identifying the deposit account through which such Uncertificated Shares are held.  Upon delivery to the Exchange Fund Agent of the Letter of Transmittal and the declaration for Tax withholding purposes (under Section 2.13(c) below) or a Valid Tax Certificate (and such other documents, if any, as the Exchange Fund Agent may reasonably request consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, and, if applicable, surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 2.10) for cancellation to the Exchange Fund Agent, the holders of such Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor an amount in cash equal to the Cash Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 6.18), that number of whole shares of Parent Common Stock representing the Stock Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i), cash in lieu of any fractional shares of Parent Common Stock to which the holder thereof is entitled to receive pursuant to Section 2.7(a)(i), and an amount in cash sufficient to pay any dividends or other distributions to which the holder thereof is entitled pursuant to Section 2.11.  Parent shall cause the Exchange Fund Agent to accept such Certificates or acknowledgments of the conversion of the Uncertificated Shares upon compliance with the foregoing exchange procedures.

(ii)          Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal and Parent shall cause the Exchange Fund Agent to make payment of the Merger Consideration to the holders of Certificates and Uncertificated Shares that comply with the exchange procedures set forth in this Section 2.8(c). Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the Exchange Fund Agent and Parent shall cause the Exchange Fund Agent to make payment of such Merger Consideration promptly following the Effective Time, and in no event later than the second (2nd) Business Day thereafter, to the 102 Trustee for the benefit of the beneficial owners thereof, and such Merger Consideration shall be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(d)          Payment Procedures With Respect to Company Options.

(i)          Promptly following the Effective Time, and in no event later than the second (2nd) Business Day thereafter, Parent shall cause the Exchange Fund Agent to transfer the aggregate Merger Consideration payable with respect to Company 102 Shares and Company 102 Options (that are not Converted Options), to the 102 Trustee, on behalf of holders of Company 102 Shares and Company 102 Options, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”).  The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(ii)         Promptly following the Effective Time, and in no event later than the second (2nd) Business Day thereafter, Parent shall cause the Exchange Fund Agent to promptly deposit the aggregate Merger Consideration payable in respect of Company Options (other than Company 102 Options) that are not Converted Options or, if applicable, the relevant engaging Subsidiary, at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options (other than Company 102 Options), which amounts shall be paid by the Surviving Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Surviving Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system pursuant to Section 6.14, subject to applicable withholdings.

(e)          Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates surrendered in exchange therefor or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificates so surrendered or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company only if such Certificate is properly endorsed or otherwise in proper form for surrender and transfer or if the appropriate acknowledgment for the conversion of such Uncertificated Shares into the right to receive the Merger Consideration has been delivered and the Person requesting such payment has paid any Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the reasonable satisfaction of Parent that such Taxes have been paid or are otherwise not payable. Until surrendered as contemplated by this Section 2.8(e), each Company Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Section 2.8.

(f)          No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Fund Agent, Parent, Merger Sub, Surviving Company or the Company, or any employee, officer, director, agent or Affiliate of any of the foregoing, shall be liable to a holder of Company Shares in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by Applicable Law, become the property of the Surviving Company, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g)          Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto, if any) that remains undistributed to the former holders of the Company Shares on the date that is one year after the Effective Time shall be delivered to Parent upon demand, and any former holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore exchanged their Certificates representing such Company Shares or delivered to the Exchange Fund Agent the acknowledgment of the conversion of their Uncertificated Shares for exchange for the Merger Consideration pursuant to the provisions of this Section 2.8 shall thereafter look only to Parent, as general creditors thereof, for any payment of and claim with respect thereto.  If any Certificate shall not have been surrendered or Uncertificated Share not paid, in each case, in accordance with Section 2.8(c)(i), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Uncertificated Share shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(h)          Investment of Exchange Fund. The Exchange Fund Agent shall invest the Cash Merger Consideration in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to the former holders of Company Shares.  Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of former holders of Company Shares; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to former holders of Company Shares pursuant to Section 2.7(a)(i).

2.9          No Further Ownership Rights in Company Shares.  From and after the Effective Time, all issued and outstanding Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Share theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or acknowledgment of the conversion thereof in accordance with the provisions of Section 2.8.  The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.  From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, for any reason (a) Certificates are presented to the Surviving Company, or (b) acknowledgments are delivered to the Exchange Fund Agent of the conversion of any Uncertificated Shares, such Certificates or Uncertificated Shares, as the case may be, shall be cancelled and the holder thereof shall be entitled to receive the Merger Consideration, in each case as provided for, and in accordance with the procedures set forth, in this Article II.

2.10          Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Fund Agent or Parent, the posting by such Person of a bond in such reasonable amount as the Exchange Fund Agent or Parent may require, as indemnity against any claim that may be made against Parent with respect to such Certificate, the Exchange Fund Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

2.11          Distributions with Respect to Unexchanged Shares of Parent Common Stock.  No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Uncertificated Shares for which the applicable acknowledgment has not been delivered to the Exchange Fund Agent with respect to the shares of Parent Common Stock that the holder thereof is entitled to receive upon the surrender or acknowledgment of the conversion thereof, as applicable, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.7(a)(i), in each case until the holder of such Certificate shall have surrendered such Certificate or the holder of such Uncertificated Shares shall have delivered such acknowledgment of the conversion of such Uncertificated Shares, in each case in accordance with this Article II.  Following the surrender of any Certificate or acknowledgment of the conversion of any Uncertificated Shares, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, in accordance with the procedures set forth in this Article II (a) at the time of such surrender or acknowledgment, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.7(a)(i) and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or acknowledgment and a payment date subsequent to such surrender or acknowledgment payable with respect to such shares of Parent Common Stock.  For purposes of dividends or other distributions in respect of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

2.12          Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Company and otherwise) to take such action.

2.13          Withholding Tax.

(a)          Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Exchange Fund Agent (each, a “Payor”) shall be entitled to deduct and withhold from any payment or consideration made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 6.14) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, the Ordinance, or under any provision of applicable U.S. federal, state, local, Israeli, or other Tax Law, including the Withholding Tax Ruling and the Option Tax Ruling (it being agreed that the Payor shall be permitted to satisfy any Tax withholding requirement with respect to the Merger Consideration by deducting and withholding the appropriate cash amount from the Cash Merger Consideration).  With respect to withholding of Israeli Tax, in the event any holder of record of Company Shares or Company Options provides the Payor with a Valid Tax Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II, or other treatment with respect to Israeli Tax, at least five (5) Business Days prior to any payment payable pursuant to this Agreement, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, including any Merger Consideration payable with respect to Company Options, payable to such holder of record of Company Shares or Company Options, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate.  To the extent that amounts are so withheld pursuant to this Section 2.13, they shall be paid over to the appropriate Governmental Entity prior to the last day on which such payment is required to be paid to such Governmental Entity, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b)          Notwithstanding the provisions of Section 2.13(a) above, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Exchange Fund Agent for the benefit of each such Company Shareholder for a period of up to 180 days from Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Company Shareholder or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate).  If a Company Shareholder delivers, no later than five  (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any).  If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate by no later than five Business Days before the Withholding Drop Date or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as determined by Parent in its sole discretion in accordance with Applicable Law (increased by interest plus linkage differences, as defined in Section 159A(a) of the Ordinance, for the period between the 15th day of the calendar month following the month during which the Closing occurs and the time that the relevant payment is made, and calculated in NIS based on a US$:NIS exchange rate not lower than the effective exchange rate at the Closing Date as determined by Parent and the Exchange Fund Agent).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2018 (the “Company Form 20-F”) and in any Company SEC Reports filed with or furnished to the SEC by the Company on EDGAR since the date of the filing of the Company Form 20-F to the date of this Agreement (other than any forward looking disclosures set forth in any “risk factors” section (but excluding any factual information contained therein) or any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive, cautionary or forward looking in nature, and provided that nothing in such Company SEC Reports shall be deemed to modify or qualify the representations and warranties in Section 3.1, Section 3.3 or Section 3.4), or (b) as set forth in the Company Disclosure Letter (such disclosures being considered to be made for purposes of the specific Section of the Company Disclosure Letter in which they are made, and for purposes of all other Sections to the extent the relevance of such disclosure is reasonably apparent on its face to be applicable for any such other Sections), the Company represents and warrants to Parent and Merger Sub as follows:

3.1          Organization and Standing.  The Company (i) is a legal entity duly organized and validly existing under the Laws of the State of Israel and (ii) has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted.  Each Subsidiary of the Company is a legal entity duly organized and validly existing under the Laws of its jurisdiction of incorporation or organization and has all corporate, limited liability company or otherwise comparable power and authority (as applicable) to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, have a Material Adverse Effect on the Company.  The Company and each of its Subsidiaries is qualified to do business in and, to the extent the concept of good standing or a similar concept is recognized under Applicable Law, is in good standing in, each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification pursuant to Applicable Law, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.  The Company has made available to Parent true and complete copies of the memorandum of association, articles of association, certificates of incorporation, bylaws or equivalent organizational or governing documents or other constituent documents, as in effect as of the date of this Agreement (the “Charter Documents”), of the Company and each of its Subsidiaries.  The Company and its Subsidiaries are in compliance with the provisions of their respective Charter Documents in all material respects.

3.2          Subsidiaries.

(a)          Section 3.2(a) of the Company Disclosure Letter contains a true and complete list of the name and jurisdiction of incorporation or organization of each Subsidiary of the Company as of the date of this Agreement.  Except for the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries (i) owns, directly or indirectly, any share capital of, or other equity or voting interest in, or any securities or obligations convertible into or exchangeable for shares, securities or interests, in any Person or (ii) has any obligation to acquire any share capital of, or other equity or voting interests in, any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

(b)          The Company owns, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and, except as set forth in the Charter Documents, free of any restriction on the right to vote, sell or otherwise dispose of such share capital or other equity or voting interest that would prevent the operation by the Surviving Company of such Subsidiary’s business. All company, partnership, corporate or similar ownership, voting or similar interests of the Subsidiaries are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights.

(c)          Except as set forth in Section 3.2(c) of the Company Disclosure Letter, and except for any Contract solely among or between the Company and any of its Subsidiaries or solely among or between any Subsidiaries of the Company, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; or (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”).  Except as set forth in Section 3.2(c) of the Company Disclosure Letter, there are no Contracts of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.3          Authorization.

(a)          The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Requisite Shareholder Approval and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger), other than, in the case of the Merger, obtaining the Requisite Shareholder Approval.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief (regardless of whether enforceability is considered in a proceeding in equity or at Law) (the “Bankruptcy and Equity Exceptions”).

(b)          At a meeting duly called and held prior to the execution of this Agreement, the Company Board has, by unanimous vote, (i) duly and validly authorized and approved the execution and delivery of this Agreement and the other transactions contemplated hereby in accordance with the requirements of the ICL and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (iii) directed that the Merger and the other transactions contemplated hereby be submitted for consideration at the Company Shareholders’ Meeting and (iv) resolved to recommend the Company Board Recommendation and to include such recommendation in the Proxy Statement.  As of the date of this Agreement, none of the actions described in this Section 3.3(b) has been amended, rescinded or modified in any respect.

(c)          The affirmative vote (in person, by voting card or by proxy) of the holders of at least a majority of the outstanding Company Shares (excluding (i) any absentee votes and (ii) Company Shares held by Parent or deemed to be held by Parent, if any, pursuant to the ICL) (the “Requisite Shareholder Approval”) is the only vote of the holders of any Company Shares necessary (under Applicable Law or otherwise) to consummate the transactions contemplated by this Agreement, including the Merger.

3.4          Capitalization.

(a)          The registered (authorized) share capital of the Company consists of NIS 18,000,000 divided into 90,000,000 Company Shares, nominal value NIS 0.20 per share.  As of the close of business on January 24, 2020 (the “Company Capitalization Date”):  (i) (A) 55,493,258  Company Shares were issued and outstanding, (B) no Company Shares were held by the Company in its treasury (dormant shares), and (C) no Company Shares were held by Subsidiaries of the Company; and (ii) 3,168,979 Company Shares were subject to outstanding Company Options (assuming, in the case of Company Options that are subject to the attainment of performance goals, that applicable performance goals are attained at maximum levels).  Since the Company Capitalization Date and to the date hereof, the Company has not issued any Company Shares other than pursuant to the exercise of Company Options.

(b)          Section 3.4(b) of the Company Disclosure Letter sets forth, as of the Company Capitalization Date, with respect to any Company Options outstanding as of such date: (i) the number of Company Shares subject to each Company Option; (ii) the name and state of residence of the holder of each Company Option; (iii) the grant date and expiration date of each Company Option; (iv) the exercise price for each Company Option; (v) the vesting schedule; (vi) a description of any vesting acceleration provisions applicable to such Company Option; (vii) the Company Plan under which such Company Option was granted; (viii) the Tax route under which such Company Option was granted and is currently intended to qualify; and (ix) for Company 102 Options, the date of deposit of such award with the 102 Trustee, as well as the date of deposit of the applicable corporate approval and the date of deposit of the respective award agreement with the 102 Trustee (in the case of clauses (i) through (ix) on an award-by-award basis).  No outstanding Company Options were granted outside of the Company Plans and there are no outstanding Company Restricted Shares.  As of the Company Capitalization Date, 77,888  Company Shares were reserved for future issuance pursuant to equity-based awards not yet granted under the Company Plans and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options, except as set forth in Section 3.4(b) of the Company Disclosure Letter or as permitted by Section 5.2(b).

(c)          All outstanding Company Shares have been duly authorized and validly issued in compliance in all material respects with all Applicable Law, and are fully paid and nonassessable and free of any preemptive rights. All Company Options have been duly authorized and validly issued in compliance in all material respects with all Applicable Law and the Company Plans and all Company Options have been properly accounted for in accordance with U.S. GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports.

(d)          Except (1) as set forth in Section 3.4(d) of the Company Disclosure Letter, and (2) changes since the Company Capitalization Date resulting from the issuance of Company Shares pursuant to the Company Options set forth in Section 3.4(b) of the Company Disclosure Letter or as expressly permitted by Section 5.2, there are (i) other than as set forth in Section 3.4(a), no outstanding shares of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iii) no outstanding options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities.  There are no outstanding Contracts of any kind, which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.  Except for the Voting Agreement and the Charter Documents or as set forth in Section 3.4(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

3.5          Non-contravention; Required Consents.

(a)          The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to obtaining the Consents set forth in Section 3.5(a)(ii) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event that with the lapse of time or provision of notice, or both, would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, revocation or acceleration under, or result in the loss of any benefit or the imposition of any additional payment or other Liability under, or result in the creation of any Lien (other than Permitted Liens), upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or its Subsidiaries are a party or by which any of them or their respective properties or assets may be bound or affected; or (iii) assuming compliance with the matters referred to in Section 3.5(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Shareholder Approval, violate or conflict with any Applicable Law or Order, except in the case of each of clauses (ii) through (iii) above, for such violations, conflicts, defaults, terminations, revocations, accelerations, Liabilities or Liens which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)          Except as set forth on Section 3.5(b) of the Company Disclosure Letter, no consent, approval, Order, authorization or permit of, or filing or registration with, or notification to (each of the foregoing, a “Consent”), any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (i) the OCS Notice; (ii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (iii) the filings and other Consents as may be required under the rules and regulations of the Nasdaq, the TASE and any other applicable stock exchanges; (iv) the application for and receipt of the ISA Exemption; (v) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (vi) the filings and approvals as may be required by any applicable Antitrust Laws, including compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; and (vii) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.6          Company SEC Reports.

(a)          Since January 1, 2017, the Company has timely filed with or otherwise furnished to the SEC (as applicable), the ISA and TASE all forms, reports, schedules, statements, registrations, proxy statements and other documents (including exhibits and other information incorporated therein) required to be so filed or furnished (as applicable) by it under Applicable Law, including any amendments, modifications or supplements thereto (collectively, the “Company SEC Reports”).

(b)          As of its filing date (or, if amended, modified or supplemented, as of the date of the most recent amendment, modification or supplement filed prior to the date hereof), each Company SEC Report (i) complied as to form in all material respects with the applicable requirements of Applicable Laws, and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c)          As of the date hereof, there are no outstanding or unresolved comments in any comment letters from the staff of the SEC or the ISA received by the Company or its Subsidiaries relating to any of the Company SEC Reports, and the Company has not received any written inquiry or information request from the SEC or the ISA as to any matters affecting the Company that has not been fully resolved.  To the knowledge of the Company, none of the Company SEC reports are subject to ongoing SEC or ISA review and there is no pending or, to the knowledge of the Company, threatened investigation being conducted by the SEC or the ISA with respect to any of the Company SEC Reports. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC and ISA received since January 1, 2017 through the date of this Agreement relating to the Company SEC Reports and all written responses of the Company thereto through the date of this Agreement.

(d)          None of the Company’s Subsidiaries is required pursuant to any Applicable Law to file any forms, reports, schedules, statements or other documents with the SEC, the ISA or TASE.

(e)          The Company has at all times since January 1, 2017 been a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act.

(f)          Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(g)          Since January 1, 2017, no principal executive officer or principal financial officer of the Company (or any former principal executive officer or former principal financial officer of the Company, as applicable) has failed to make the certifications required of him or her under Rule 13a-14 or 15d-15 of the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act or any related rules and regulations promulgated by the SEC, ISA, Nasdaq or TASE with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports.  Since January 1, 2017, neither the Company nor any of its principal executive officers or principal financial officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.  For purposes of this Section 3.6(g), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(h)          Since the date of the Balance Sheet, there has been no transaction or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date hereof, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or will be a party, that would be required to be disclosed under Item 7.B. (“Related party transactions”) of Form 20-F under the Exchange Act that has not been disclosed in the Company SEC Reports publicly filed or furnished with the SEC following the date of the Balance Sheet.

(i)          The Company maintains disclosure controls and procedures designed to ensure that it files with the ISA and TASE on a timely basis all Company SEC Reports and all other documents required to be so filed by the Company pursuant to Applicable Law.

(j)          The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq and the TASE and with the corporate governance and other applicable provisions of the ICL.

3.7          Financial Statements.

(a)          The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports (the “Company Financial Statements”) have been prepared in accordance with U.S. GAAP consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject to normal year-end adjustments in the case of any unaudited interim financial statements that are not material in amount).

(b)          The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance that transactions are recorded as necessary to ensure the reliability of financial reporting for the Company and its Subsidiaries and the preparation of the Company’s financial statements in conformity with U.S. GAAP.

(c)          The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) all information (both financial and non-financial) that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act or the rules and regulations of the Nasdaq, as the case may be, are recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d)          Since January 1, 2017, none of the Company, any of its Subsidiaries or any of the Company’s independent auditors (nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant, consultant or other Representative of the Company or any of its Subsidiaries) has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries; or (ii) fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries.

(e)          Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)), where the purpose or effect of such transaction, arrangement or relationship was to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(f)          Since January 1, 2017, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant, consultant or other Representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures or methodologies of the Company or any Subsidiary or their respective internal accounting controls, including that the Company or any of its Subsidiaries or to the Company’s knowledge any of their respective officers, directors, employees or agents has or had engaged in accounting or auditing practices in material violation of Applicable Law or applicable requirements of U.S. GAAP, and (ii) no current or former attorney representing the Company or any of its Subsidiaries has informed the Company Board or any committee thereof or to any director or executive officer of the Company in writing of a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents.

(g)          Since January 1, 2017, (i) to the knowledge of the Company, no officer, director, employee or agent of the Company or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.8          No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any Liabilities  that are required to be reflected on the Balance Sheet of the Company (or the notes thereto) prepared in accordance with U.S. GAAP other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet (or the notes thereto); (b) Liabilities incurred under this Agreement or in connection with the consummation of the transactions contemplated by this Agreement; (c) executory obligations under any Contract disclosed in the Company Disclosure Letter (or not required to be disclosed in the Company Disclosure Letter due to the amounts involved) to which the Company is a party or is bound that are not in the nature of breaches; (d) Liabilities incurred in the ordinary course of business since the date of the Balance Sheet; and (e) Liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.9          Absence of Certain Changes.  Except as set forth on Section 3.9 of the Company Disclosure Letter or as otherwise required by, or necessary to effectuate the transactions contemplated by this Agreement, since January 1, 2019: (a) the business of the Company and its Subsidiaries taken as a whole has been conducted, in all material respects, in the ordinary course of business; (b) there has not been or occurred any Material Adverse Effect on the Company; and (c) neither the Company nor any of its Subsidiaries has taken any action that, had such action been taken during the period from the date hereof through the Effective Time, would require the prior written consent of Parent pursuant to clauses (d), (e), (m), (n), (o), or, to the extent relating to any of the foregoing, clause (aa), of Section 5.2. Since April 1, 2019, there have been no general base salary or hourly rate of pay increases among the employees of the Company or any of its Subsidiaries.

3.10          Material Contracts.

(a)          Section 3.10(a) of the Company Disclosure Letter sets forth a true and complete list of the following Contracts (other than this Agreement and purchase orders in the ordinary course of business) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their properties or assets are bound (each, a “Material Contract”):

(i)          all Contracts with respect to the Company and its Subsidiaries that are required to be filed as exhibits to the Company SEC Reports or that since January 1, 2018 were required to be filed with the SEC and that remain in effect, whether or not filed by the Company with the SEC;

(ii)          all Collective Bargaining Agreements or other Contracts with any Labor Organization (other than any Contracts that apply solely by virtue of Applicable Law);

(iii)        all employment Contracts, offer letters and similar Contracts or Contracts with individual independent contractors or individual consultants (including any Persons wholly owned by the individual providing services) (collectively, “Independent Contractors”) to which the Company or any of its Subsidiaries is a party, in each case, which provide for annual compensation of at least $250,000;

(iv)         all Contracts containing any covenant, commitment or other obligation (A) materially limiting the right of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of the Surviving Company, Parent or any of their respective Affiliates) to engage in any line of business or conduct business in any geographical region, or to compete with any Person in any line of business; (B) granting any exclusive rights of any type or scope with respect to any line of business of the Company or any of its Subsidiaries; (C) granting a “most favored nation” or similar provision to any Third Party; (D) granting any right of first refusal, right of first offer or similar right to a Third Party; (E) that would require the disposition of any material assets or line of business of the Company or any of its Affiliates or (F) including any “take or pay” or “minimum requirements” obligation of the Company together with its Subsidiaries of at least $2,000,000;

(v)          all Contracts that relate to (A) any acquisition, divestiture, merger or similar transaction completed in the three (3) year period immediately preceding the date hereof and contains representations, covenants, indemnities or other obligations that are still in effect (excluding any transactions solely among the Company and any wholly owned Subsidiary of the Company), or (B) the acquisition or disposition, directly or indirectly (by merger, purchase or sale of stock or assets or otherwise) of material assets, a business or capital stock or other equity interest of another Person that has not yet been consummated;

(vi)         all Contracts establishing or otherwise providing for the operation, ownership or management of a joint venture, strategic alliance, partnership agreement or similar arrangement (A) that is material to the Company and its Subsidiaries, taken as a whole, or (B) in which the Company or any of its Subsidiaries owns an equity interest;

(vii)        all Contracts with customers of the Company and its Subsidiaries that provided for aggregate revenues to the Company and its Subsidiaries during the fiscal year ended December 31, 2019 or would reasonably be expected to result in aggregate revenues to the Company and its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $10,000,000 (the “Customer Contracts”);

(viii)       all Contracts with Significant Suppliers;

(ix)          all Contracts that provide for “earn-outs” or other similar payments by the Company or any of its Subsidiaries following the date hereof that provide for potential payments in excess of $2,000,000;

(x)          all mortgages, indentures, loans, credit agreements, security agreements, guaranties or other Contracts relating to the borrowing of money, extensions of credit or guaranties (financial, performance or otherwise) in an amount of indebtedness in excess of $2,000,000, and other than between or among the Company and any of its Subsidiaries;

(xi)         all Contracts entered into in connection with the settlement or other resolution of any Legal Proceeding pursuant to which the Company or any of its Subsidiaries has any material ongoing Liability or obligations;

(xii)        all Contracts providing for the lease of any telecommunication tower or similar structure by the Company or any of its Subsidiaries that involved aggregate payments by the Company or any of its Subsidiaries under such Contract during the fiscal year ended December 31, 2019 or would reasonably be expected to result in aggregate payments by the Company or any of its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $1,000,000;

(xiii)      all Contracts that obligate the Company or any of its Subsidiaries to indemnify or hold harmless any past or present director or officer of the Company or any of its Subsidiaries (other than the Charter Documents of the Company and its Subsidiaries);

(xiv)       all Government Contracts that involved aggregate payments to or from the Company or any of its Subsidiaries under such Government Contract during the fiscal year ended December 31, 2019 or that would reasonably be expected to result in aggregate payments to or from the Company or any its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $3,000,000;

(xv)       all Government Grants that involved aggregate payments to the Company or any of its Subsidiaries under such Government Grant during the fiscal year ended December 31, 2019 or that would reasonably be expected to result in aggregate payments to the Company or any of its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $500,000;

(xvi)      all Contracts with respect to the leasing of Real Property that involved aggregate payments by or to the Company or any of its Subsidiaries under such Contract during the fiscal year ended December 31, 2019 or that would reasonably be expected to result in aggregate payments by or to the Company or any of its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $1,000,000;

(xvii)      all Contracts with respect to funded research and development; or

(xviii)    all Company IP Agreements, except for non-disclosure agreements entered into the ordinary course of business and Contracts for the licensing of Off-the-Shelf Software with an aggregate annual license and maintenance fee payable by the Company or any of its Subsidiaries of less than $100,000.

(b)          Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) each Material Contract is valid and binding on the Company or its Subsidiaries that are party thereto or bound thereby, as applicable, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions, and (ii) neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with the lapse of time or giving of notice, or both, would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or any other party thereto. Except as set forth in Section 3.10(b) of the Company Disclosure Letter, during the twelve (12) month period prior to the date hereof, neither the Company nor any of its Subsidiaries has received written notice of termination in respect of any Material Contract. The Company has made available to Parent true and correct copies of each of the Material Contracts.

3.11          Compliance with Applicable Law.

The Company and its Subsidiaries are, and since January 1, 2017 the Company and its Subsidiaries have been, in compliance with all Applicable Laws to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected, in each case, except where any such non-compliance, individually or in the aggregate, are not and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.  Except as set forth in Section 3.11 of the Company Disclosure Letter, since January 1, 2017, neither the Company nor any of its Subsidiaries (or, to the knowledge of the Company, any of their respective directors, officers or employees in their capacities as such) (a) has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Entity relating to the Company or any of its Subsidiaries; (b) has received any written notice from any Governmental Entity alleging any violation by the Company or any of its Subsidiaries of any Applicable Law or Order; or (c) has provided any notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any Applicable Law or Order, and no such notice referred to in clauses (a), (b) or (c) of this Section 3.11 remains outstanding or unresolved as of the date of this Agreement, in each case, except where any failure to be in such compliance would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

3.12          Permits.  The Company and its Subsidiaries possess all of the permits, licenses, authorizations, consents, certifications, approvals, registrations, variances, clearances and franchises from Governmental Entities necessary to own or lease (as applicable), occupy and operate each Real Property and to otherwise conduct their businesses as currently conducted (collectively, the “Permits”) and are, and since January 1, 2017 have been, in compliance with the terms of all such Permits except where the failure to be in possession of or in compliance with the Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company.  The Permits are valid and in full force and effect, and all applications required to have been filed for the renewal of the Permits have been made on a timely basis with the appropriate Governmental Entity, except where the failure to be valid and in full force and effect or to make such filings would not, individually or in the aggregate, have a Material Adverse Effect on the Company.  Neither the Company nor any of its Subsidiaries has received written notice that any suspension or cancellation of any Permit is pending or, to the knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.13          Litigation.  Except as set forth on Section 3.13 of the Company Disclosure Letter, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened against (a) the Company, any of its Subsidiaries or any of their respective assets or properties, or (b) any executive officer or director of the Company or any of its Subsidiaries in his or her capacity as such, that, individually or in the aggregate, is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries, nor any of their respective assets or properties is subject to any outstanding Order that contains ongoing Liabilities of the Company or any of its Subsidiaries that, individually or in the aggregate, is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  There is no material Legal Proceeding pending against a Third Party by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries intend to initiate.  To the knowledge of the Company, no investigation by or on behalf of any Governmental Entity involving the Company or any of its Subsidiaries is pending or threatened.

3.14          Customers and Suppliers3.15          .

(a)          Section 3.14(a) of the Company Disclosure Letter sets forth a true and complete list of the fifteen (15) largest customers (by revenue) of the business of the Company and its Subsidiaries, taken as a whole, during the fiscal years ended December 31, 2018 and December 31, 2019 (each, a “Significant Customer”), and the total dollar number of sales to each Significant Customer during each such period.

(b)          Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list of the twenty-five (25) largest suppliers (based on invoices received) of the business of the Company and its Subsidiaries, taken as a whole, during the fiscal years ended December 31, 2018 and December 31, 2019 (each, a “Significant Supplier”), and the total dollar number of purchases from each Significant Supplier during each such period.

(c)          Neither the Company nor any of its Subsidiaries has (i) any outstanding disputes with any Significant Customer, Significant Supplier or Significant Dealer that is material to the Company and its Subsidiaries, taken as a whole, or (ii) received written notice that a Significant Customer, Significant Supplier or Significant Dealer intends to terminate or adversely modify its existing relationship with the Company or any of its Subsidiaries.  Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written complaint from any of its Significant Customers, Significant Suppliers or Significant Dealers concerning the products and/or services provided to or from the Company and/or any of its Subsidiaries, nor has the Company or any of its Subsidiaries had any of its products returned by a purchaser thereof, other than complaints and returns made in the ordinary course of business, and that, in each case, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.15          Taxes. Except as set forth in Section 3.15 of the Company Disclosure Letter:

(a)          each of the Company and its Subsidiaries has filed all U.S. federal and Israeli income Tax Returns and all other material Tax Returns that it was required to file under Applicable Laws and all such Tax Returns (taking into account all amendments thereto) were true and complete in all material respects;

(b)          each of the Company and its Subsidiaries has (i) timely paid all U.S. federal and Israeli income Taxes and all other material Taxes (taking into account any extension of time) that it was required to pay (whether or not shown on a Tax Return) except with respect to matters being contested in good faith through appropriate proceedings and for which accruals or reserves have been established on the Balance Sheet in accordance with U.S. GAAP; and (ii) withheld and timely paid over (taking into account any extension of time) to the appropriate Tax authority any Taxes required under Applicable Law to be withheld and paid over (or properly set aside in accounts for this purpose);

(c)          the Company and each of its Subsidiaries have delivered to Parent true and complete copies of all U.S. federal and Israeli income Tax Returns and all other material Tax Returns, audit reports, letter rulings, U.S. technical advice memoranda, U.S. examination reports, and statements of deficiencies assessed against, or agreed to by the Company or any of its Subsidiaries that relate to taxable periods beginning on or after January 1, 2017;

(d)          neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any U.S. federal and Israeli income Tax or other material Tax, which waiver or extension is still in effect;

(e)          (i) neither the Company nor any of its Subsidiaries (A) is a participant to any audit or other examination of any U.S. federal and Israeli income Tax Return or other material Tax Return of the Company or any of its Subsidiaries that is presently in progress, or (B) has been notified in writing of any request for such an audit or other examination; (ii) no adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed to the Company or any of its Subsidiaries in writing by any Governmental Entity, which such adjustment is still outstanding; and (iii) no written claim has been made in the last five years by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns;

(f)          there are no material Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(g)          neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or one of its Subsidiaries; (ii) ever been a party to any Tax sharing, indemnification or allocation agreement (other than an agreement entered into in the ordinary course of business with customary terms and the primary purpose of which does not relate to Tax) that will not be terminated on or before the date hereof without any current or future Liability to the Company or its Subsidiaries; or (iii) any Liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of Applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by Contract, by operation of Law or otherwise, other than a group the common parent of which is the Company or one of its Subsidiaries;

(h)          neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code in the last two years;

(i)          neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period beginning after the Closing Date as a result of any: (i) change in a method of accounting, or use of an improper method of accounting, for a period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) election under Section 108(i) of the Code, (v) claiming any reserve for Tax purposes, or (vi) elections, designations or similar filings with respect to Taxes made prior to the Closing Date;

(j)          neither the Company nor any of its Subsidiaries is (i) subject to liability under Section 965 of the Code or (ii) has made an election under Section 965(h) of the Code;

(k)          neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” within the meaning of Section 957 of the Code or for Israeli Tax purposes, (ii) was a “passive foreign investment company” within the meaning of Section 1297 of the Code as of the end of 2019 or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized;

(l)          the Company is, and at all times since its formation, has been classified as a corporation for U.S. federal income tax purposes and each Subsidiary of the Company  is, and at all times since the Subsidiary has been a Subsidiary of the Company has been classified as a corporation for U.S. federal income tax purposes;

(m)          neither the Company nor any of its Subsidiaries has entered into any closing agreement as described in Section 7121 of the Code (or similar provision of Applicable Law) with any Governmental Entity that requires the Company or any Subsidiary to include an amount in taxable income for any taxable period ending after the Closing Date;

(n)          there has been no indication from the ITA that the consummation of the transactions contemplated by this Agreement would adversely affect the Company’s ability to set off for Israeli Tax purposes in the future any and all losses accumulated by the Company as of the Closing Date;

(o)          except as set forth in Section 3.15(o) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) owns any “Approved Enterprise”, “Benefitted Enterprise” or “Preferred Enterprise,” as each such term is defined in the Israeli Law for Encouragement of Capital Investments, 1959, or (ii) is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2;

(p)          Section 3.15(p) of the Company Disclosure Letter lists the Tax benefits to which the Company is eligible under any “Approved Enterprise,” “Benefitted Enterprise”, “Preferred Enterprise” or “Preferred Technological Enterprise” status. The Company and its Subsidiaries are in compliance with all conditions and requirements stipulated by Applicable Law or in the instruments of approval granted to it with respect to the (i) “Approved Enterprise,” “Benefitted Enterprise”, “Preferred Enterprise” or “Preferred Technological Enterprise” status of any of the Company’s facilities under Israeli Laws and regulations relating to such status, or (ii) other Tax benefits received by the Company. The Company has not received any notice of any proceeding or investigation relating to revocation or modification of any such status or Tax benefit granted with respect to any of the Company’s facilities;

(q)          the Company has never been (i) at any time a “real property” company (Igud Mekarkein) as such term is defined in the Israeli Real Property Taxation Law (Capital Gain, Sale and Purchase), 1963 or (ii) a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii);

(r)          any related party transactions subject to Section 85A of the Ordinance and the regulations promulgated thereunder effected by the Company have been on an arm’s length basis in accordance with such Laws and regulations;

(s)          in relation to value added Tax, as defined in the Israeli Value Added Tax Law – 1975, the Company and each of its Subsidiaries, to the extent applicable with respect to such Person:

(i)           has been duly registered for the purpose of value added tax, as defined in the Law concerning value added taxes in Israel;

(ii)          has complied with all statutory requirements, orders, provisions, directives or conditions concerning such tax; and

(iii)         has collected and timely remitted (taking into account any extension of time) to the relevant Governmental Entity all of such taxes which they were required to collect and remit under any Applicable Law;

(iv)         has not made any exempt transactions (as defined in the Israeli Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of such tax chargeable or paid on inputs, and other transactions and imports made by it; and

(v)          has not received a refund for input value added tax for which they are not entitled under any Applicable Law;

(t)          to the extent applicable thereto, neither the Company nor any of its Subsidiaries engages or has ever engaged in a “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treas. Reg. § 1.6011-4(b)(2) (or similar provision of applicable U.S. state Law) that is required to be reported to the IRS, or participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 2006 promulgated thereunder.  The Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance.  The Company has never obtained a legal or Tax opinion that is subject to reporting under Section 131D of the Ordinance;

(u)          each Employee Plan that, to the knowledge of the Company, is subject to Section 409A of the Code has been administered in compliance with its terms and in all material respects with the requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. For purposes of Section 409A, all Company Options have been granted at a per share exercise price that was at least the fair market value of a share of the underlying Company Shares as of the date the Company Option was granted, as determined in accordance with Applicable Law, including Section 409A of the Code; and

(v)          The Company Options and Company Shares that were intended to qualify under the capital gains route of Section 102 of the Ordinance have received a favorable determination or approval letter from, or have otherwise been approved by, or deemed approved by, the ITA. Such Company 102 Options and Company 102 Shares have been granted and/or issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company 102 Options and Company 102 Shares, the receipt of all required consents and Tax rulings and the due and timely deposit of such Company Options and Company Shares with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and any regulation, publication or guidance issued by the ITA. The Company has provided to Parent true and complete copies of all material communications to or from the ITA or any other Governmental Entity relating to the Company 102 Options and Company 102 Shares.

3.16          Environmental Matters. Except as set forth in Section 3.16 of the Company Disclosure Letter:

(a)          There has been no release of Hazardous Materials occurring during the period of ownership, operation, occupancy, control or lease by the Company or its Subsidiaries of any Real Property, any Business Facility, or to the knowledge of the Company, any formerly owned, leased or used real property, that have resulted in or are reasonably likely to result in material Liability to or an obligation of the Company or any of its Subsidiaries to investigate or  remediate such release pursuant to applicable Environmental Laws that remains outstanding or unresolved.

(b)          The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws and, to the knowledge of the Company, have at all times conducted their business in compliance in all material respects with all applicable Environmental Laws and Environmental Permits.

(c)          The Company and its Subsidiaries possess all of the material Environmental Permits necessary for the conduct of the business of the Company or any of its Subsidiaries as such activities are currently being conducted.  All such Environmental Permits are valid and in full force and effect.  To the knowledge of the Company, the Company and its Subsidiaries have complied in all material respects with all covenants and conditions of any such Environmental Permit.  No suspension or cancellation of any such Environmental Permit is pending or, to the knowledge of the Company, threatened.

(d)          No Legal Proceeding is pending, or to the knowledge of the Company, threatened, and to the knowledge of the Company, no investigation by or on behalf of any Governmental Entity is pending or threatened, concerning or relating to compliance with applicable Environmental Law, any Environmental Permit or any Hazardous Materials Activity of the Company or any of its Subsidiaries relating to the business of the Company or any of its Subsidiaries or any Business Facility, and neither the Company nor any of its Subsidiaries has received any written information request from any Governmental Entity pursuant to Environmental Law asserting Liability or potential Liability for any contamination by Hazardous Materials that requires investigation or remediation at any site which remains outstanding or unresolved.

(e)          Except for Contracts entered into in the ordinary course of business (including customary leases with respect to real property leased by the Company or any of its Subsidiaries, and any agreements with customers), to the knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any Contract that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any Person with respect to any material Liabilities arising out of Environmental Laws or arising out of the Hazardous Materials Activities of the Company or any of its Subsidiaries.

(f)          The Company and its Subsidiaries have provided true and complete copies of all material environmental assessments, audits, reports and other material environmental documents relating to the Real Property, former Real Property, the Business Facilities and the operation of the business of the Company and its Subsidiaries, in each case, that are in their possession or control.

3.17          Employee Benefit Plans.

(a)          Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all material Employee Plans (other than employment, consulting and independent contractor agreements and other than agreements with respect to Company Options (as referenced in Section 3.4)) in effect as of the date of this Agreement.  With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent true and complete copies of (i) the plan documents together with all amendments thereto and summary plan descriptions, (ii) any material notices to or from the IRS, Pension Benefit Guaranty Corporation, any office or representative of the DOL or any similar Governmental Entity relating to any action, claim, proceeding or investigation of any nature with respect to such Employee Plan, (iii) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code, and (iv) with respect to each International Employee Plan, to the extent applicable, (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan and (B) any document comparable to the determination letter referenced under clause (iii) above issued by a Governmental Entity relating to the satisfaction of Applicable Law necessary to obtain the most favorable tax treatment.

(b)          Each Employee Plan has been established, maintained, operated, contributed to, funded and administered in compliance in all material respects with its terms and with all Applicable Laws, including the applicable provisions of the Code, except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole.  Each material International Employee Plan that is intended to qualify for favorable taxation treatment has been approved by the relevant taxation and other Governmental Entities so as to enable:  (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan; and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy favorable tax status and the Company is not aware of any ground on which such favorable tax status may cease to apply, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole.

(c)          Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect.

(d)          Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, all contributions, premiums, assessments and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for.

(e)           Except as would not, individually or in the aggregate, result in material Liability to the Company and its Subsidiaries taken as a whole, none of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA.

(f)          None of the Company, any of the its Subsidiaries or any of their respective ERISA Affiliates has during the six years prior to the date of this Agreement maintained, sponsored, participated in or contributed to (or been obligated to contribute to): (i) an Employee Plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code; (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; (v) a “funded welfare plan” within the meaning of Section 419 of the Code; or (vi) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. Neither the Company nor its Subsidiaries or any of their respective ERISA Affiliates: (i) has withdrawn from any pension plan under circumstances resulting (or expected to result) in a Liability to the Pension Benefit Guaranty Corporation; (ii) has any assets subject to a Lien for unpaid contributions to any Employee Plan which would be a Liability of the Company or its Subsidiaries or become a Liability of Parent or its Affiliates; (iii) has failed to pay premiums to the Pension Benefit Guaranty Corporation when due with respect to any pension plan which would be a Liability of the Company or its Subsidiaries; or (iv) has engaged in any transaction which would give rise to a Liability of the Company or its Subsidiaries or Parent or its Affiliates under Section 4069 or Section 4212(c) of ERISA.

(g)          No Employee Plan provides, none of the Company or any of its Subsidiaries have any liability to provide, and none of the Company or any of its Subsidiaries have represented, promised or contracted to provide, post-termination or retiree life insurance, health or other welfare benefits to any person, other than pursuant to Section 4980B of the Code or any similar Applicable Law.

(h)          Except as set forth in Section 3.17(h) of the Company Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Merger), will, either alone or in conjunction with any other event, (i) give rise to a material Liability to current or former directors, employees or Independent Contractors or increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or Independent Contractor, (ii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iii) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code, (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any of its Subsidiaries to any Person, or (v) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Employee Plan.  There is no Contract to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(i)          Except as set forth in Section 3.17(i) of the Company Disclosure Letter, all Contracts of employment or for services with any employee of the Company or any of its Subsidiaries who provide services outside the United States, or with any director, Independent Contractor or other service provider of the Company or any of its Subsidiaries, in each case, outside of the United States, can be terminated by three (3) months’ notice or less given at any time without giving rise to any claim for damages, severance pay, or compensation (other than a statutory redundancy payment or other statutorily mandated payment required by Applicable Law).

(j)          Each employee benefit plan, program or agreement sponsored, maintained or administered by a Governmental Entity in which any current or former employee, Independent Contractor, director, or other service provider of the Company, any of its Subsidiaries or any ERISA Affiliate, or the beneficiaries or dependents of any such Person, participates in, or receives benefits from (each a “Governmental Plan”) has been established, maintained, operated, contributed to, funded and administered in compliance in all material respects with its terms and with all Applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole.

3.18          Labor Matters.

(a)          Except (i) as set forth in Section 3.18(a) of the Company Disclosure Letter, and (ii) with respect to clauses (B)-(F), as would not, individually or in the aggregate, reasonably be expected to have a material impact on the Company and its Subsidiaries, taken as a whole: (A) except for national or sectoral Collective Bargaining Agreements and related extension orders (‘tzavei harchava’) that are applicable to all employees in Israel, neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees and a union, trade union or works council, group of employees or employee representative body, for collective bargaining with respect to their respective employees with any labor organization, union, group, association, works council or employee representative body (“Collective Bargaining Agreements”) and no such agreement is, to the knowledge of the Company, presently being negotiated, (B) there are no pending demands provided in writing to the Company or any of its Subsidiaries for recognition, or certifications or proceedings or, to the knowledge of the Company, threatened or reasonably anticipated to be brought or filed against the Company or any of its Subsidiaries by or on behalf of any works council, union, trade union, or labor-relations organization or entity (“Labor Organization”) to organize employees of the Company or any of its Subsidiaries, (C) there are no pending lockouts, strikes, slowdowns, work stoppages, concerted refusals to work overtime or other similar labor activity or dispute or, to the knowledge of the Company, threats thereof by any employees of the Company or any of its Subsidiaries, (D) neither the Company nor any of its Subsidiaries has committed any unfair labor practice in connection with the operation of their respective businesses and there is no charge, complaint or other action against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending, or to the knowledge of the Company, threatened, (E) the Company and its Subsidiaries have not entered into or are subject to, and no employees in Israel benefit from, any extension order (tzavei harchava), except for extension orders which generally apply to all employees in Israel or to all employees in the general area of business of the Company or any of its Subsidiaries, and (F) neither the Company nor any of its Subsidiaries has paid, or has been required or requested in writing to pay, any payment (including professional organizational handling charges) to any employers’ association or organization.

(b)          Except where failure to comply would not individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole,  the Company and its Subsidiaries are in compliance and since January 1, 2017 (i) have complied with Applicable Laws and Orders relating to employment and employment practices, including all Laws relating to labor relations, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and for overtime purposes), tax withholding, prohibited discrimination, equal employment opportunities, fair employment practices, meal and rest periods, immigration status, harassment (including sexual harassment), retaliation, reasonable accommodation, disability rights or benefits employee safety and health, wages and overtime compensation, child labor, family and medical leave, workers’ compensation, leaves of absence, WARN, unemployment insurance, obligations to provide statutory severance pay under the Israeli Severance Pay Law, 1963 and vacation days pursuant to the Israeli Annual Leave Law, 1951, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including the Minimum Wage Law, 1987, the Foreign Employees Law, 1991, The Law for Increased Enforcement of Labor Laws, 2011, the Prior Notice to the Employee Law, 2002, the Notice to Employee and to Candidate (Employment Terms and Screening and Acceptance to Work Proceedings) Law, 2002, the Prevention of Sexual Harassment Law, 1998, and The Employment by Human Resource Contractors Law, 1996,  and in each case, with respect to employees of the Company and its Subsidiaries; and (ii) are not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business).  Each of the Company and its Subsidiaries has withheld and reported all fringe benefits amounts required by Applicable Law or by Contract to be withheld and reported with respect to provident funds (including pension arrangement), except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole.

(c)          (i) The Company’s and its Subsidiaries’ obligations to provide statutory severance pay to its employees located in Israel or subject to the Israeli Law (the “Israeli Employees”) pursuant to the Israeli Severance Pay Law, 1963 are fully funded in accordance with Section 14 under the Israeli Severance Pay Law, 1963 (“Section 14 Arrangement”) or are otherwise accrued or reserved for, from the commencement date of the employee’s employment and on the basis of the employee’s entire base salary, (ii) the Company’s and its Subsidiaries’ obligations to provide vacation and recuperation pursuant to any Applicable Law and any personal employment agreement have been satisfied or have been fully accrued on the Company’s financial statements, and (iii) neither the Company nor any of its Subsidiaries has any unsatisfied obligations to any of its former employees other than as reflected in the Financial Statements and such employees’ termination was effected in compliance with all Applicable Laws and Contracts, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(d)           Within the last three (3) months, there has not been any (i) plant closing (as defined in WARN) affecting any site of employment or one or more operating units within any site of employment of the Company or any Subsidiary or (ii) a mass layoff (as defined in WARN), nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.  No employee of the Company or any of its Subsidiaries at a U.S. facility with sufficient numbers of employees to be covered by WARN has suffered an employment loss (as defined in WARN), within the 90-day period ending on the Closing Date.

(e)          (i) Any individual who performs services for the Company in the United States, and who is not treated as an employee for U.S. federal income tax purposes by the Company, is not treated as an employee for Employee Plan purposes, and (ii) the Company has no material Liability by reason of an individual who performs or performed services for the Company in the United States in any capacity being improperly excluded from participating in an Employee Plan.

(f)          The Company has made available to Parent a list of each employee of the Company or of a Subsidiary as of the date hereof, and sets forth for each such individual the following: (i) job title; (ii) hire date; (iii) status as to employee or independent contractor, and full time or part time; (iv) whether active or on leave; (v) current annual base and overtime compensation rate; (vi) overtime classification (e.g., exempt or non-exempt); (vii) commission, bonus or other incentive-based compensation for the calendar year ending December 31, 2018; (viii) vacation entitlement and accrual; (ix) with respect to employees of the Company in Israel, sick leave entitlement and accrual in excess of what is required by Applicable Law; (x) travel entitlement (e.g., travel pay, car, leased car arrangement and car maintenance payments); (xi) recuperation pay entitlement and accrual; (xii) pension arrangement and/or any other provident fund (including managers’ insurance plan, pension fund and further education fund), and their respective contribution rates; and (xiii) whether such employee is subject to Section 14 Arrangement (and to the extent such employee is subject to Section 14 Arrangement, an indication whether the Section 14 Arrangement includes full contribution rates of 8.33%, applies on the basis of the entire salary from the commencement date of such person).  Except as set forth in Section 3.18(f) of the Company Disclosure Letter and as has not had, and would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, all commissions and bonuses payable to employees or Independent Contractors of each of the Company and its Subsidiaries for services performed have been paid in full (or accrued in full on the Balance Sheet) and there are no outstanding agreements, understandings or commitments of the Company or any of its Subsidiaries with respect to any commissions, bonuses or increases in compensation.

(g)          Except where failure to comply would not individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, (i) all agreements with Independent Contractors contain provisions which state that no employer‑employee relations exist between them and the Company or any of the Company’s Subsidiaries, (ii) all Independent Contractors of the Company or any of its Subsidiaries are not entitled to any employment benefits or rights from the Company or any of its Subsidiaries, nor to any right to participate in any material Employee Plan,  (iii) the engagement with all Independent Contractors of the Company or any of its Subsidiaries is in accordance with Applicable Law, and (iv) neither the Company nor any of its Subsidiaries engages any personnel through manpower agencies, except in accordance with Applicable Law.

(h)          Except as set forth in Section 3.18(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to a settlement agreement entered into since January 1, 2017 with any current or former officer, director, employee or Independent Contractor of the Company or any of its Subsidiaries resolving allegations of sexual harassment, discrimination or misconduct by (i) an officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above.  There are no, and in the last three (3) years there have not been any, Legal Proceedings pending, or, to the knowledge of the Company, threatened or anticipated, against the Company or any of its Subsidiaries (or any of their directors, officers or employees), in each case, involving allegations of sexual harassment, discrimination or misconduct by (i) an officer of the Company or any of its Subsidiaries or (ii) an employee or Independent Contractor of the Company or any of its Subsidiaries at the level of Vice President or above.

3.19          Real Property.

(a)          Section 3.19(a)(1) of the Company Disclosure Letter sets forth a true and complete list of all the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”).  With respect to the Owned Real Property (i) located other than in Israel, the Company or the applicable Subsidiary holds good and marketable fee simple title (or its equivalent) to such Owned Real Property free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and (ii) with respect to the Owned Real Property located in Israel, the Company is registered as the exclusive owner of such Owned Real Property in the Israel Land Registry or other applicable registry.  Except as set forth in Section 3.19(a)(2) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract or option to purchase or sell any real property or interest therein and there are no outstanding options, rights of first offer or rights of first refusal to purchase or lease the Owned Real Property, or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries has received any written notice of, and, to the knowledge of the Company, there is no pending, threatened or contemplated condemnation proceeding affecting any of the Owned Real Property or of any sale or other disposition of the Owned Real Property in lieu of condemnation.  Except as, individually or in the aggregate, would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, (i) no portion of the Owned Real Property is in violation of any Applicable Law, and there are no presently outstanding and uncured written notices of violation of any Applicable Law, and (ii) the buildings and other improvements on the Owned Real Property are structurally sound, the systems therein (including the mechanical, electrical, heating, ventilation, air conditioning, sprinkler, fire safety and plumbing systems) are in proper working order (ordinary wear and tear excepted) and the buildings and other improvements thereon are in compliance with all applicable Laws.

(b)          Section 3.19(b) of the Company Disclosure Letter contains a true and complete list of all leases, subleases, licenses, occupancy agreements, or other Contracts (collectively, the “Outbound Leases”) pursuant to which the Company or any of its Subsidiaries has granted to any other Person the right to use or occupy the Owned Real Property or any portion thereof (the “Outbound Leased Property”).

(c)          Section 3.19(c) of the Disclosure Letter lists all material leases or subleases pursuant to which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (collectively with the Outbound Leases, the “Leases”) (such property, the “Leased Real Property” and, collectively with the Outbound Leased Property and Owned Real Property, the “Real Property”), and except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company:

(i)          each Lease, as of the date of this Agreement, (A) is valid and in full force and effect with respect to the Company or any of its Subsidiaries that is a party thereto and, to the knowledge of the Company (except where the counterparty is an Affiliate of the Company or any such Subsidiary or another Subsidiary), the other party or parties thereto, and (B) is enforceable, in each case except as may be limited by the Bankruptcy and Equity Exceptions; and

(ii)          no breach or default by the Company or any of its Subsidiaries that is a party to a Lease has occurred and is continuing under such Lease, or, to the knowledge of the Company, any other party or parties thereto (except where the counterparty is an Affiliate of the Company or any such Subsidiary or another Subsidiary), and no event has occurred that, with the lapse of time or giving of notice, or both, would constitute a breach or event of default by the Company or any such Subsidiary or, to the knowledge of the Company, any other party or parties thereto (except where the counterparty is an Affiliate of the Company or any such Subsidiary or another Subsidiary).

(d)          The Company, its Subsidiaries, and, to the knowledge of the Company, each of the Company’s and its Subsidiaries’ lessees, use all Real Property in accordance with the zoning Laws applicable to each such respective Real Property, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.20          Assets; Personal Property.  Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries has good and valid title to, or a good, valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them, free and clear of any Lien (other than Permitted Liens), (ii) all personal property owned, used or held for use by the Company and its Subsidiaries are, in the aggregate, sufficient and adequate to carry on the business of the Company and its Subsidiaries, taken as a whole, in all material respects as presently conducted, and (iii) all personal property owned, used or held for use by the Company and its Subsidiaries is in good operating condition and in good condition of maintenance and repair, ordinary wear and tear excepted.

3.21          Intellectual Property.

(a)          Section 3.21(a) of the Company Disclosure Letter contains a true and complete list of (i) the Company Registered IP, in each case listing, as applicable, (A) the name of the current owner; (B) the jurisdiction where the application/registration is located; and (C) the application or registration number; and (ii) the material unregistered Company IP.

(b)          Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) the Company Registered IP is subsisting, valid and enforceable, (ii) all required filings and fees related to the Company Registered IP have been timely filed with and paid (after giving effect to permitted extensions of relevant deadlines) to the relevant Governmental Entities and authorized registrars, (iii) all Company Registered IP is otherwise in good standing, and (iv) all Company Registered IP, and the filing, prosecution and maintenance thereof, has been and is in compliance with all requirements under Applicable Law (including the duty of candor, payment of filing, examination, and maintenance fees and proofs of working or use).

(c)          To the knowledge of the Company, since January 1, 2017, there has been no claim in writing against the Company or any Subsidiary for consideration, compensation or royalty payments pursuant to Section 134 to the Israeli Patent Law, 1967 or any claims for moral rights in connection with any Company IP nor has any party threatened or asserted any such claim in writing.

(d)          To the knowledge of the Company, and except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, no Person is infringing, misappropriating or violating any Company IP.  To the knowledge of the Company, and except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the operation of the business of the Company and its Subsidiaries as conducted since January 1, 2017, including the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Company Products by the Company or its Subsidiaries, has not and does not currently: (i) infringe, misappropriate or violate the Intellectual Property Rights of any Person, or (ii) constitute unfair competition or trade practices under Applicable Laws.  Since January 1, 2017, there has been no Legal Proceeding or written claims brought by (A) a Third Party, alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries or any Company Products of the Intellectual Property Rights of such Third Party, or (B) the Company or any of its Subsidiaries alleging infringement, misappropriation or violation of any Company IP by a Third Party.

(e)          Neither the Company nor any of its Subsidiaries have, in the three (3) years prior to the date of this Agreement, asserted or threatened any claim in writing against any Person alleging such Person is infringing, misappropriating or violating any Company IP. No Third Party has, in the three years prior to the date of this Agreement, asserted or threatened any claim in writing against the Company or any of its Subsidiaries alleging the Company or any of its Subsidiaries is infringing, misappropriating or violating any Intellectual Property Rights of such Third Party.

(f)          The Company and its Subsidiaries exclusively own all right, title and interest in the Company IP, free and clear of all Liens (other than Permitted Liens). Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company IP and the Intellectual Property Rights validly licensed by the Company or any of its Subsidiaries constitute all of the Intellectual Property Rights necessary for the operation of Company’s and its Subsidiaries’ businesses as conducted as of the date hereof.

(g)          The Company and its Subsidiaries have taken all commercially reasonable measures to maintain, protect, preserve and enforce the Trade Secrets included in the Company IP. Except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has made any of its Trade Secrets available to any other Person, except pursuant to a binding, enforceable, written non-disclosure Contract requiring such Person to maintain the confidentiality of such information. The Company and its Subsidiaries have entered into binding, valid, written and enforceable Contracts with each current employee and Independent Contractor of the Company and its Subsidiaries, and to the knowledge of the Company, each former employee and Independent Contractor of the Company and its Subsidiaries involved in conducting the Company’s or its Subsidiaries’ research or development or any other activities that could reasonably be expected to result in the development or creation of Intellectual Property Rights, pursuant to which each such employee or Independent Contractor:  (i) acknowledges the Company’s or its Subsidiaries’ sole ownership of all Intellectual Property Rights invented, created or developed by such employee  or Independent Contractor within the scope of his or her employment or engagement with the Company or its Subsidiaries; (ii) grants to the Company or its Subsidiaries, to the extent permitted by Applicable Law, a present, irrevocable assignment of any ownership interest such employee or Independent Contractor may have in or to such Intellectual Property Rights (or, solely with respect to any Intellectual Property Rights for which such an assignment is not effective under Applicable Law, agrees to grant such an assignment and reasonably cooperate with the Company or its Subsidiaries with respect thereto); and (iii) irrevocably waives any right or interest, regarding any such Intellectual Property Rights, to the extent permitted by Applicable Law, including any right to receive royalties or any other consideration in connection with such Intellectual Property Rights, and any claims for moral rights.  To the knowledge of the Company, no current or former employee or Independent Contractor is in violation of any term relating to confidentiality or intellectual property of its relevant employment or other applicable agreement.

(h)          Except as set forth in Section 3.21(h) of the Company Disclosure Letter, to the knowledge of the Company, no Governmental Entity, including the Israeli Defense Forces, or any university, college or other educational institution or for a research center, own, purport to own, have any other rights in or to (including through any Company IP Agreement) or have any option to obtain any rights in or to, any Company IP. The Company has not received any written notice from any Israeli Governmental Entity, claiming any rights under Section 55, Chapter 6 or Chapter 8 of the Israeli Patent Law, 1967.

(i)          The Company has made available to the Purchaser all pending, outstanding and granted grants and incentives from the OCS granted to the Company or any of its Subsidiaries (“OCS Grants”). Section 3.21(i) of the Company Disclosure Letter sets forth the rate of royalties and maximum amount of royalties the Company or any of its Subsidiaries is required to pay to the OCS. The Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of all OCS Grants which have been approved and the Laws and guidelines applicable thereto and does not have any monetary debts to the OCS. There is no outstanding requirement that the Company or any of its Subsidiaries return or refund any benefits provided under any OCS Grant. No OCS Grant imposes any restriction on the Company’s or any of its Subsidiaries’ use of any Company IP or gives the OCS any rights in any Company IP other than pursuant to the express provisions of the certificates of approval of the OCS Grants set forth on Section 3.21(i) of the Company Disclosure Letter or the Innovation Law.

(j)          To the knowledge of the Company, the Company and its Subsidiaries are not subject to any agreement such that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will result in Parent or any of its Subsidiaries, after the Merger, being required to grant any Third Party any rights or licenses to any Intellectual Property Rights of Parent or any of its Subsidiaries (other than the Intellectual Property Rights of the Company or any of its Subsidiaries).

(k)          Except as set forth in Section 3.21(k) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has used any Public Software in any manner that: (i) requires the disclosure or distribution in Source Code form of any Company IP; (ii) requires the licensing of any Company IP for the purpose of making derivative works; (iii) imposes any restriction on the consideration to be charged for the distribution of any Company IP; (iv) creates obligations for the Company or any of its Subsidiaries with respect to Company IP or grants to any Person any rights or immunities under any Company IP; or (v) imposes any other limitation, restriction or condition on the right of the Company or any of its Subsidiaries to use or distribute any Company IP. To the knowledge of the Company, the Software included in Company IP is free from any material defect or bug, or material programming, design or documentation error.

(l)          Except as set forth in Section 3.21(l) of the Company Disclosure Letter, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has disclosed to any Third Party (other than escrow agents), or permitted the disclosure or delivery by any escrow agent or other Third Party to any Third Party, of any Source Code of (i) any Company Product, or (ii) any Company IP. To the knowledge of the Company, no event has occurred, and no circumstance or condition exists that (with or without the lapse of time or giving of notice or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company or its Subsidiaries or any escrow agent or other Third Party to any Third Party of any such Source Code.  Neither the execution of this Agreement nor the consummation of the Merger, in and of itself, would reasonably be expected to result in the release of any Source Code from escrow.

(m)          Except as set forth in Section 3.21(m) of the Company Disclosure Letter, the Company and its Subsidiaries comply, and at all times since January 1, 2017 have complied, in all material respects, with (i) any applicable privacy policies of the Company or any of its Subsidiaries; (ii) their contractual obligations relating to privacy, data protection and information security; and (iii) Applicable Privacy Laws (collectively, “Privacy Requirements”).  Since January 1, 2017, neither the Company nor any of its Subsidiaries has received a notice of (or, to the knowledge of the Company, has been the subject of a Governmental Entity’s investigation regarding) actual or alleged noncompliance with Privacy Requirements. The Company and its Subsidiaries have since January 1, 2017 implemented and maintained commercially reasonable safeguards compliant with all Applicable Privacy Laws to protect and maintain the confidentiality, integrity, and security of Personal Information against loss, theft and unauthorized access or disclosure.  To the knowledge of the Company, since January 1, 2017, no loss of, unauthorized access to or acquisition of Personal Information has occurred. Since January 1, 2017, the Company and its Subsidiaries have  (i) taken reasonable measures to detect breaches of Personal Information, and (ii) maintained and trained applicable personnel on policies and procedures to escalate any such detected breaches to the attention of the Company’s or its Subsidiaries’ executives. Except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby (including the Merger), the compliance by the Company with any of the provisions hereof, and the transfer of all Personal Information maintained by or for the Company or its Subsidiaries to Parent, is compliant with all Privacy Requirements. Except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have written agreements with each Third Party service provider or partner having access to Personal Information requiring compliance with Applicable Privacy Laws.

(n)          As of the date of this Agreement, the Company Systems are reasonable for the Company’s and its Subsidiaries’ respective businesses as currently conducted. Since January 1, 2017, the Company and its Subsidiaries have implemented and maintained commercially reasonable security, maintenance and support procedures and facilities and disaster recovery and business continuity plans (including periodic testing on at least an annual basis of such disaster recovery and business continuity plans) that comply with Applicable Law to ensure the physical and electronic protection of the Company Systems from material disruptions in operation or unauthorized disclosure, use or modification.  There has not been any material failure with respect to the Company Systems that has not been remedied or replaced in all material respects.  Each of the Company and its Subsidiaries has taken reasonable actions to protect the operation, security and integrity of the Company Systems. Since January 1, 2017, there have been no violations, intrusions or breaches of the Company Systems, which are material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, none of the Software included in Company IP or Company Systems constitutes or contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the Software industry) or any other code designed, intended to, or that does have any of the following functions:  (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device; or (ii) damaging or destroying any data or file without a user’s consent.

3.22          Insurance.  Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are, and since January 1, 2017 have been, insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; (b) all insurance policies owned or held by the Company or any of its Subsidiaries are in full force and effect, with reputable insurance carriers, and all premiums and other amounts due with respect to such policies have been paid; (c) neither the Company nor any of its Subsidiaries is in breach or default under such policies; (d) neither the Company nor any of its Subsidiaries has received any notice in writing of cancellation; (e) there is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and, to the knowledge of the Company, there has been no threatened termination of, or premium increase with respect to, any such policies.

3.23          Export, Import and Sanctions Laws and DCSA Requirements.

(a)          Since January 1, 2015, except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has conducted their import and export transactions in accordance with the applicable provisions of Israeli, U.S. and other trade Laws of the countries where they conduct business, including the Export, Import and Sanctions Laws and DCSA Requirements.

(b)          Since January 1, 2015, except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has obtained all export licenses, marketing licenses and other approvals required under the Export, Import and Sanctions Laws for all exports of products, software and technologies from Israel, the U.S. or any other country from which the Company or any of its Subsidiaries exports products, software or technologies.

(c)          Except as set forth in Section 3.23(c) of the Company Disclosure Letter, the conduct of business by the Company and its Subsidiaries is not, nor has it ever been since January 1, 2015, subject to (i) the dual-use export regime under the Wassenaar Arrangement, (ii) the Israeli Import and Export Order (Control of Dual-Purpose Goods, Services and Technology Exports) – 2006 and all regulations promulgated thereunder, or (iii) the Israeli Defense Export Control Order (Controlled Dual-Use Equipment) – 2008 and all regulations promulgated thereunder.

(d)          Since January 1, 2015 (i) the Company and each of its Subsidiaries are in compliance with the terms of all applicable export licenses or other approvals, and (ii) to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in any Liability to the Company or its Subsidiaries for violation of any Export, Import and Sanctions Laws.

(e)          Except as set forth in Section 3.23(e) of the Company Disclosure Letter, since January 1, 2015, neither the Company nor any of its Subsidiaries has made a voluntary disclosure or other notification to any Governmental Entity related to any suspected, alleged or possible violation of one of the Export, Import and Sanctions Law.

(f)          Except as set forth in Section 3.23(f) of the Company Disclosure Letter, to the knowledge of the Company, there are no facts that require a disclosure under the Export, Import and Sanctions Laws or DCSA Requirements.

(g)          Except as set forth in Section 3.23(g) of the Company Disclosure Letter, the business of the Company and its Subsidiaries does not involve, and since January 1, 2015 has not involved, the creation of a foreign ownership, control or influence mitigation agreement as required by the DCSA Requirements.

(h)          Except as set forth in Section 3.23(h) of the Company Disclosure Letter, the business of the Company and its Subsidiaries does not involve, and since January 1, 2015 has not involved, the engagement in exportation of encryption technology, or other technology whose development, commercialization or export is restricted under Applicable Laws or the Export, Control or Sanctions Laws, and to conduct its business, neither the Company nor any of its Subsidiaries is or has been under any obligation to obtain any approvals from or submit any required reports to the U.S. Bureau of Industry and Security or any licenses from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, or other similar legislation regulating the development, commercialization or export of technology.

3.24          Anti-Bribery Laws.  Since January 1, 2015, neither the Company, any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective Representatives, or other Persons while acting on their behalf has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made, promised, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign in violation of any provision of the Foreign Corrupt Practices Act of 1977, Sections 291 and 291A of the Israeli Penal Law, 1977, or any rules or regulations thereunder or any other Applicable Law related to anti-corruption or anti-bribery (collectively, the “Anti-Bribery Laws”), (iii) taken any act or omission in violation of such applicable Anti-Bribery Laws, or (iv) except as set forth in Section 3.24 of the Company Disclosure Letter, received any written allegation regarding potential or actual violations of such applicable Anti-Bribery Laws.  The Company and its Subsidiaries have adopted and implemented internal controls, policies and procedures designed to ensure compliance with applicable Anti-Bribery Laws and sufficient to ensure compliance therewith.

3.25          Related Party Transactions.  Except as set forth in the Company SEC Reports, as part of indemnification, insurance and exemption arrangements and/or advancement of expenses identified on Section 3.25 of the Company Disclosure Letter, or as part of compensation or other employment or engagement arrangements in the ordinary course of business, there are no material Contracts, transactions or other arrangements between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director, or (ii) to the knowledge of the Company, any shareholder who beneficially owns more than 5% of the share capital of the Company or other Affiliate (other than any Subsidiary of the Company or solely among the Subsidiaries of the Company) or their respective immediate family members, on the other hand.

3.26          Government Contracts.

(a)          With respect to each Government Contract and Government Grant: (i) the representations, warranties and certifications made by the Company or its Subsidiaries were true and correct in all material respects as of their effective date; (ii) the Company and its Subsidiaries have complied in all material respects with the terms and conditions of such Government Contract and Government Grant; (iii) neither the Company nor any of its Subsidiaries has received any written adverse or negative government past performance evaluation or rating for the past three (3) years; (iv) there is no suspension, stop work order, cure notice or show cause notice in effect for such Government Contract nor has the Company received any such written notice; and (v) the Company and its Subsidiaries have implemented policies, procedures, and training programs reasonably designed to ensure compliance with clause (ii) if appropriate in the light of current Government Contracts.

(b)          Except as set forth in Section 3.26(b) of the Company Disclosure Letter, (i) to the knowledge of the Company, there is no civil fraud or criminal investigation, indictment, writ of information or audit of the Company or any of its Subsidiaries by any Governmental Entity with respect to any alleged or potential violation of any Applicable Law regarding any Government Contract or Government Grant; and (ii) to the knowledge of the Company, there is no contracting officer’s decision or Legal Proceeding by which any Governmental Entity claims that the Company or any of its Subsidiaries is liable to such Governmental Entity, or termination of a Government Contract by a Governmental Entity, in either case, in respect of or for any breach or violation of, or default under, any Government Contract, or claim or request for equitable adjustment by the Company or any of its Subsidiaries against a Governmental Entity in an amount in excess of $1,000,000.

(c)          Except as set forth in Section 3.26(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has made a voluntary disclosure or other notification to any Governmental Entity related to any suspected, alleged or possible violation of a Contract requirement or Applicable Law relating to a Government Contract.

(d)          To the knowledge of the Company, there are no material claims or disputes by or between the Company or any of its Subsidiaries on the one hand, and any Governmental Entity, any prime contractor, subcontractor or vendor, on the other hand, relating to any Government Contract.

(e)          To the knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has undergone or is currently undergoing any audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts other than in the ordinary course of business, and (ii) since January 1, 2017, neither the Company nor any of its Subsidiaries has received written notice or otherwise become aware of, or undergone any investigation or review relating to any noncompliance, misconduct, violation or breach regarding any Government Contract.

(f)          Since January 1, 2015, the Company and its Subsidiaries and their respective employees possess all security clearances necessary to perform their obligations under all Government Contracts, and all such security clearances are valid and in force and effect. To the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in the suspension or termination of such security clearances or that would reasonably be expected to render the Company, any of its Subsidiaries or their respective employees ineligible for such security clearances in the future.  The Company and its Subsidiaries are in compliance in all material respects with all security measures required by Government Contracts.

(g)          Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, executives, Representatives, agents or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries is debarred or suspended, or, since January 1, 2017, has been proposed for suspension or debarment from bidding on any Government Contract, declared nonresponsible or ineligible, or otherwise excluded from participation in the award of any Government Contract.

(h)          As of the date hereof, neither the Company nor any of its Subsidiaries has any outstanding bid or proposal for any Government Contract that, to the knowledge of the Company, was, as of the date such bid or proposal was made, reasonably expected to result in a direct loss (excluding company overhead and operating expenses charges not specifically relating to the subject matter of such bid or proposal) to the Company or any of its Subsidiaries if accepted or awarded. Neither the Company nor any of its Subsidiaries is a party to any Government Contract that, to the knowledge of the Company, was, as of the date entered into by the Company or any of its Subsidiaries, reasonably expected to result in a loss to the Company or any of its Subsidiaries.

(i)          To the knowledge of the Company, as of the date of this Agreement, all Intellectual Property Rights delivered under a Government Contract have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under Applicable Law and the terms of such Government Contract, if any, have been provided. To the knowledge of the Company, all personal property, equipment or fixtures supplied, loaned, bailed or otherwise furnished to the Company or any of its Subsidiaries by or on behalf of any Governmental Entity has been properly accounted for and has been, or will be, returned or otherwise disposed of in accordance with the instructions of the relevant Governmental Entity.

(j)          Except as set forth in Section 3.26(j) of the Company Disclosure Letter, no Government Contract or other Contract contains any Defense Priorities & Allocations System (“DPAS”) rating.

3.27          Brokers; Fees and Expenses.  Except for Alnitak & Co. Inc., Bradley Woods and Co. Ltd. and Jefferies  LLC  (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, there is no investment banker, broker, finder or similar agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor, brokerage, finder or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger). True and correct copies of the engagement letters between the Company and the respective Company Financial Advisors have been made available to Parent.

3.28          Opinion of Financial Advisor.  The Company Board has received the opinion of Jefferies  LLC   to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Merger Consideration is fair, from a financial point of view,  to holders of Company Shares (other than Parent, Merger Sub and their respective affiliates). It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent,  Merger Sub or their respective affiliates, but promptly following receipt thereof by the Company, an executed copy of such opinion will be provided to Parent solely for informational purposes.

3.29          Takeover Statutes; No Rights Plan.

(a)          No “control share acquisition,” “fair price,” “moratorium” or other antitakeover Applicable Law (such Applicable Law, “Takeover Law”) applies to the Merger, this Agreement, the Voting Agreement or any of the other transactions contemplated hereby or thereby.

(b)          The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

3.30          Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is mailed or made available to the Company Shareholders and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub.  The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the ICL, the SEC and other Applicable Law.

3.31          No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company or its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or its Subsidiary or with respect to any other information provided by or on behalf of the Company or its Subsidiaries to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV, none of Parent, Merger Sub, or any of their Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Merger and the other transactions contemplated by this Agreement.  Without limiting the foregoing, the Company acknowledges that none of Parent, Merger Sub, or any other Person on behalf of the Parent or Merger Sub will have or be subject to any liability to the Company or its Representatives or Affiliates resulting from the Company’s or its Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or Affiliates, marketing materials, confidential information memorandums, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or Affiliates, except to the extent any such information is expressly included in a representation or warranty contained in Article IV. Nothing in this Section 3.31 shall impact any rights that the Company may have in the case of fraud on the part of the Parent or Merger Sub.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

With respect to any Section of this Article IV, except (a) as disclosed in the Annual Report on Form 10-K of Parent for the fiscal year ended July 31, 2019 (the “Parent Form 10-K”) and in any Parent SEC Reports filed with or furnished to the SEC by Parent on EDGAR since the date of the Parent Form 10-K to the date of this Agreement (other than any forward looking disclosures set forth in any “risk factors” section (but excluding any factual information contained therein) or any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive, cautionary or forward looking in nature, and provided that nothing in such Parent SEC Reports shall be deemed to modify or qualify the representations and warranties in Section 4.1, Section 4.2 or Section 4.5)), or (b) as set forth in the Parent Disclosure Letter (such disclosures being considered to be made for purposes of the specific Section of the Parent Disclosure Letter in which they are made, and for purposes of all other Sections to the extent the relevance of such disclosure is reasonably apparent on its face to be applicable for any such other Sections), Parent and Merger Sub represent and warrant to the Company as follows:

4.1          Organization.  Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its jurisdiction of organization; and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, each of Parent and Merger Sub is qualified to do business and, to the extent the concept of good standing or a similar concept is recognized under Applicable Law, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification.  All of the issued and outstanding share capital of Merger Sub is owned directly or indirectly by Parent.  Parent has made available to the Company true and complete copies of the memorandum of association, articles of association, certificate of incorporation, bylaws or equivalent organizational or governing documents or other constituent documents, as in effect as of the date of this Agreement, of each of Parent and Merger Sub (the “Parent Charter Documents”).  Parent and Merger Sub are in compliance with the Parent Charter Documents in all material respects.

4.2          Authorization.

(a)          Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger).  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.

(b)          At meetings duly called and held prior to the execution of this Agreement, the board of directors of each of Parent and Merger Sub has, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby.  As of the date of this Agreement, none of the actions described in this Section 4.2(b) has been amended, rescinded or modified in any respect.

4.3          Non-contravention; Required Consents.

(a)          The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and Merger Sub with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the Parent Charter Documents or (ii) assuming compliance with the matters referred to in Section 4.3(b), violate or conflict with any Applicable Law or Order, except in the case of clause (ii) above, for such violations or conflicts which, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(b)          No Consent of any Governmental Entity is required on the part of Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger), except (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (ii) the filings and other Consents as may be required under the rules and regulations of the Nasdaq, the TASE or any other applicable stock exchange; (iii) the application for and receipt of the ISA Exemption; (iv) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (v) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws; (vi) the execution by Parent of an undertaking in customary form in favor of the OCS as a foreign interested party; and (vii) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

4.4          Litigation.  There is no Legal Proceeding pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

4.5          Capitalization.

(a)          The authorized capital stock of Parent consist of 100,000,000 shares of Parent Common Stock and 2,000,000 shares of preferred stock, par value $0.10 per share. As of January 24, 2020, (i)(A) 24,395,738 shares of Parent Common Stock were issued and outstanding and (B) 15,033,317 shares of Parent Common Stock were held by Parent as treasury shares, and (ii) 2,408,892 shares of Parent Common Stock were subject to outstanding Parent Compensatory Awards, of which 71,548 are shares of Parent Restricted Stock included in subclause (a)(i)(A) above (assuming, in the case of Parent Restricted Stock and Parent Restricted Stock Unit awards that are subject to the attainment of performance goals, that applicable performance goals are attained at the maximum level).  All outstanding shares of Parent Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)          Except as set forth in this Section 4.5, there are (i) no outstanding shares of, or other equity or voting interest in, Parent; (ii) no outstanding securities of Parent convertible into or exchangeable for share capital of, or other equity or voting interest in, Parent; (iii) no outstanding options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from Parent, or that obligate Parent to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, Parent; (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, Parent (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of Parent, being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of Parent Securities.  There are no outstanding Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(c)          Neither Parent nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of Parent.

(d)          The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.7 will be, prior to the Effective Time, (i) duly authorized, validly issued, fully paid and nonassessable, (ii) registered under the Securities Act and the Exchange Act and (iii) approved for listing on the Nasdaq and the TASE, subject to official notice of issuance.

4.6          Parent SEC Reports.

(a)          Since January 1, 2017, Parent has timely filed with or otherwise furnished to the SEC (as applicable) all forms, reports, schedules, statements, registrations, proxy statements and other documents (including exhibits and other information incorporated therein) required to be so filed or furnished (as applicable) by it under Applicable Law, including any amendments, modifications or supplements thereto (the “Parent SEC Reports”).

(b)          As of its filing date (or, if amended, modified or supplemented, as of the date of the most recent amendment, modification or supplement filed prior to the date hereof), each Parent SEC Report (i) complied as to form in all material respects with the applicable requirements of Applicable Laws, and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c)          As of the date hereof, there are no outstanding or unresolved comments in any comment letters from the staff of the SEC received by Parent relating to any of the Parent SEC Reports, and Parent has not received any written inquiry or information request from the SEC as to any matters affecting Parent that has not been fully resolved.  To the knowledge of Parent, none of the Parent SEC Reports are subject to ongoing SEC review and there is no pending or, to the knowledge of Parent, threatened investigation being conducted by the SEC with respect to any of the Parent SEC Reports.

(d)          None of Parent’s Subsidiaries is required pursuant to any Applicable Law to file any forms, reports, schedules, statements or other documents with the SEC.

(e)          Since January 1, 2017, no principal executive officer or principal financial officer of Parent (or any former principal executive officer or former principal financial officer of Parent, as applicable) has failed to make the certifications required of him or her under Rule 13a-14 or 15d-15 of the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act or any related rules and regulations promulgated by the SEC or Nasdaq with respect to any Parent SEC Report, except as disclosed in certifications filed with the Parent SEC Reports.  Since January 1, 2017, neither Parent nor any of its principal executive officers or principal financial officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.  For purposes of this Section 4.6(e), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)          Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

4.7           Financial Statements.

(a)          The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports, as applicable, have been prepared in accordance with U.S. GAAP consistently applied by Parent during the periods and at the dates involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject to normal year-end adjustments in the case of any unaudited interim financial statements that are not material in amount).

(b)          Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance that transactions are recorded as necessary to ensure the reliability of financial reporting for Parent and the preparation of Parent’s financial statements in conformity with U.S. GAAP.

(c)          Parent has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) all information (both financial and non-financial) that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act or the rules and regulations of the Nasdaq, as the case may be, are recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC; and (ii) all  information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d)          Since January 1, 2017, none of Parent, any of its Subsidiaries or any of Parent’s independent auditors (nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant, consultant or representative of Parent or any of its Subsidiaries) has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by Parent and its Subsidiaries; or (ii) fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries.

(e)          Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)), where the purpose or effect of such transaction, arrangement or relationship was to avoid disclosure of any material transaction involving Parent or any its Subsidiaries in Parent’s consolidated financial statements.

(f)          Since January 1, 2017, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant, consultant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures or methodologies of Parent or any of its Subsidiaries or their respective internal accounting controls, including that Parent or any of its Subsidiaries or to the knowledge of Parent any of their respective officers, directors, employees or agents has or had engaged in accounting or auditing practices in material violation of Applicable Law or applicable requirements of U.S. GAAP, and (ii) no current or former attorney representing Parent or any of its Subsidiaries has informed the board of directors of Parent or any committee thereof or to any director or executive officer of Parent in writing of a material violation of securities Laws, breach of fiduciary duty or similar material violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents.

(g)          Since January 1, 2017, (i) to the knowledge of Parent, no officer, director, employee or agent of Parent or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its Subsidiaries and (ii) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, contractor, subcontractor or agent of Parent or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

4.8          No Undisclosed Liabilities.  Neither Parent nor any of its Subsidiaries has any Liabilities that are required to be reflected on the Parent Balance Sheet (or the notes thereto) prepared in accordance with U.S. GAAP other than (a) Liabilities reflected or otherwise reserved against in the Parent Balance Sheet (or the notes thereto); (b) Liabilities incurred under this Agreement or in connection with the consummation of the transactions contemplated by this Agreement; (c) executory obligations under any Contract to which Parent is a party or is bound that are not in the nature of breaches; (d) Liabilities incurred in the ordinary course of business since the date of the Parent Balance Sheet; and (e) Liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

4.9          Absence of Certain Changes.  Except as set forth on Section 4.9 of the Parent Disclosure Letter, and except in connection with the transactions contemplated by this Agreement, since October 31, 2019: (a) the business of Parent and its Subsidiaries taken as a whole has been conducted, in all material respects, in the ordinary course of business; and (b) there has not been or occurred any Material Adverse Effect on Parent.

4.10          Compliance with Applicable Law.  Parent and its Subsidiaries are, and since January 1, 2017 Parent and its Subsidiaries have been, in compliance with all Applicable Laws to Parent or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected, in each case, except where any such non-compliance, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

4.11          Permits.  (a) Parent and its Subsidiaries possess all of the material permits, licenses, authorizations, consents, certificates, approvals, registrations, variances, clearances and franchises from Governmental Entities necessary to own or lease (as applicable), occupy and operate each Real Property and to otherwise conduct their businesses as currently conducted (collectively, the “Parent Permits”) and are, and since January 1, 2017 have been, in compliance with the terms of all such Parent Permits, (b)  all such Parent Permits are valid and in full force and effect, and (c) neither Parent nor any of its Subsidiaries has received written notice that any suspension or cancellation of any Parent Permit is pending or, to the knowledge of Parent, threatened, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

4.12Anti-Bribery Laws.  Since January 1, 2015, neither Parent, any of its Subsidiaries, nor, to the knowledge of Parent, any of their respective Representatives, or other Persons while acting on their behalf has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made, promised, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign in violation of any provision of any Anti-Bribery Law, (iii) taken any act or omission in violation of such applicable Anti-Bribery Laws, or (iv) received any written allegation regarding potential or actual violations of such applicable Anti-Bribery Laws.  Parent and its Subsidiaries have adopted and implemented internal controls, policies and procedures designed to ensure compliance with applicable Anti-Bribery Laws and sufficient to ensure compliance therewith.

4.13          Government Contracts.

Except as, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole:

(a)          With respect to each Government Contract: (i) the representations, warranties and certifications made by Parent or its Subsidiaries were true and correct in all material respects as of their effective date; and (ii) Parent and its Subsidiaries have complied in all material respects with the terms and conditions of such Government Contract.

(b)          Except as set forth in Section 4.13(b) of the Parent Disclosure Letter, (i) to the knowledge of Parent, there is no civil fraud or criminal investigation, indictment, writ of information or audit of Parent or any of its Subsidiaries by any Governmental Entity with respect to any alleged or potential violation of any Applicable Law regarding any Government Contract; and (ii) to the knowledge of Parent, there is no contracting officer’s decision or Legal Proceeding by which any Governmental Entity instructed termination of a Government Contract by a Governmental Entity in respect of or for any breach or violation of, or default under, any Government Contract.

(c)          Except as set forth in Section 4.13(c) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has made a voluntary disclosure or other notification to any Governmental Entity related to any suspected, alleged or possible violation of a Contract requirement or Applicable Law relating to a Government Contract.

(d)          To the knowledge of Parent, there are no material claims or disputes by or between Parent or any of its Subsidiaries on the one hand, and any Governmental Entity, any prime contractor, subcontractor or vendor, on the other hand, relating to any Government Contract.

(e)          To the knowledge of Parent, (i) neither Parent nor any of its Subsidiaries has undergone or is currently undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts other than in the ordinary course of business, and (ii) since January 1, 2017, neither Parent nor any of its Subsidiaries has received written notice or otherwise become aware of, or undergone any investigation or review relating to any noncompliance, misconduct, violation or breach regarding any Government Contract.

4.14          Financing.

(a)          The net proceeds contemplated from the Financing, together with cash on hand, cash equivalents, available lines of credit or other sources of immediately available funds held by Parent and Merger Sub, will be sufficient to (i) pay the aggregate Cash Merger Consideration, (ii) satisfy all of Parent and Merger Sub’s other obligations under this Agreement and (iii) pay all fees and expenses of or required to be paid by Parent, Merger Sub and the Surviving Company in connection with the transactions contemplated by this Agreement, including any payments in respect of equity compensation obligations to be made in connection with the Merger, and any repayment or refinancing of any outstanding indebtedness of Parent, the Company, and their respective Subsidiaries contemplated by, or required in connection with the transactions contemplated by, this Agreement or the Commitment Letter (as defined below).

(b)          Parent and Merger Sub have provided to the Company true and complete copies of (i) an executed commitment letter (the “Commitment Letter”), dated as of January 29, 2020, between Parent and/or Merger Sub, on the one hand, and the Financing Sources set forth in the Commitment Letter, on the other hand, and (ii) an executed fee letter (as redacted to remove solely the fee amounts, and other economic terms customarily redacted in connection with transactions of this type, the “Redacted Fee Letter”), dated as of January 29, 2020, between Parent and/or Merger Sub, on the one hand, and the Financing Sources set forth in the Redacted Fee Letter, on the other hand, in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which, and subject to the terms and conditions thereof, the Financing Sources have committed to provide Parent and/or Merger Sub with debt financing in the amounts set forth therein (the “Debt Financing”).

(c)          Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Financing Sources to provide the Debt Financing or any contingencies that would permit the Financing Sources to reduce the total amount of the Debt Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision.  Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does Parent have knowledge that any of the Financing Sources will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter that could affect the availability of the Debt Financing contemplated by the Commitment Letter.

(d)          The Commitment Letter constitutes the legal, valid and binding obligation of Parent, and to Parent’s knowledge, the other parties thereto, and is in full force and effect.  To Parent’s knowledge, no event has occurred which (with or without notice, lapse of time or both) would constitute a breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letter, and Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Parent on a timely basis or that the Debt Financing will not be available to Parent on the date of the Closing. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date.  Except for amendments to the Commitment Letter permitted without the consent of the Company pursuant to Section 6.11(a), the Commitment Letter has not been modified, amended or altered and none of the respective commitments thereunder has been withdrawn or rescinded in any respect, and, to the knowledge of Parent, no withdrawal or rescission thereof is contemplated. Except for amendments to the Commitment Letter permitted without the consent of the Company pursuant to Section 6.11(a), no modification or amendment to the Commitment Letter is currently contemplated.

(e)          In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, Merger Sub or any of their respective Affiliates be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

4.15          Merger.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, and except for immaterial obligations or liabilities incurred in connection with its incorporation or organization or the consummation of this Agreement and the transactions contemplated hereby, including the Merger, Merger Sub has not incurred any Liabilities, has not engaged in any business or activities of any type or kind whatsoever and has not entered into any Contracts or arrangements with any Person.

4.16          Ownership of Company Shares.  None of Parent, Merger Sub or any entity controlled, directly or indirectly through any Person, by Parent (other than any Parent Stock Plans) owns (beneficially or otherwise) any Company Shares (or any other economic interest through derivative securities or otherwise in the Company or its Subsidiary). To the knowledge of Parent, none of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns (beneficially or otherwise) any Company Shares.

4.17          Brokers; Fees and Expenses.  Except for Goldman Sachs & Co. LLC, there is no investment banker, broker, finder or similar agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any financial advisor, brokerage, finder or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger).

4.18          Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed or made available to the Company Shareholders and at the time of the Company Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company.  The Form S-4 and the Proxy Statement will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the ICL, the Securities Act and the Exchange Act, respectively and other Applicable Law.

4.19          No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or its Subsidiaries or with respect to any other information provided by or on behalf of Parent or its Subsidiaries to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent and Merger Sub are not relying on) any representation or warranty, express or implied, to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement.  Without limiting the foregoing, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company will have or be subject to any liability to Parent, Merger Sub or their respective Representatives or Affiliates resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates, marketing materials, confidential information memorandums, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or Affiliates, except to the extent any such information is expressly included in a representation or warranty contained in Article III. Nothing in this Section 4.19 shall impact any rights Parent or Merger Sub may have in the case of fraud on the part of the Company.

ARTICLE V
INTERIM CONDUCT OF BUSINESS

5.1          Affirmative Obligations of the Company.  Except as (i) expressly required by this Agreement, (ii) required by Applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and its Subsidiaries shall (a) carry on its business in all material respects in the ordinary course of business; and (b) to the extent consistent with past practice, use reasonable best efforts to (i) preserve intact and maintain its Intellectual Property Rights, business organization and material assets; (ii) maintain and preserve its relationships and goodwill with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings; and (iii) keep available the services of its current officers and key employees.

5.2          Negative Obligations of the Company.  Without limiting the generality of Section 5.1, except as (i) expressly required by this Agreement, (ii) required by Applicable Law, (iii) as set forth in Section 5.2 of the Company Disclosure Letter, or (iv) as approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit its Subsidiaries to (it being understood that if any action is permitted by any of the following sub-sections of this Section 5.2, such action shall be deemed permitted pursuant to Section 5.1):

(a)          amend, modify, waive, rescind or otherwise change the Charter Documents of the Company or any organizational or governing documents of its Subsidiaries;

(b)          issue, sell, transfer, convey, dispose, grant or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (i) the issuance and sale of Company Shares pursuant to the exercise of Company Options outstanding prior to the date hereof in accordance with their existing terms, or (ii) to the extent required pursuant to the terms of the Company Plans or other agreement, in all cases, existing as of the date of this Agreement;

(c)          repurchase, acquire or redeem, directly or indirectly, any Company Securities or Subsidiary Securities, other than (i) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Options in order to pay the exercise price of Company Options or in connection with the satisfaction of Tax withholding obligations in respect of Company Options, (ii) the withholding of Company Shares to satisfy Tax obligations with respect to Company Options, (iii) the acquisition by the Company of Company Shares in connection with the net exercise of Company Options and (iv) the acquisition by the Company of Company Options in connection with the forfeiture of such awards, in the case of (ii)-(iv), consistent with the terms of such Company Options in effect as of the date hereof;

(d)          other than cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of the Company’s Subsidiaries, (i) split, combine, reclassify, subdivide, exchange, recapitalize or enter into any similar transaction in respect of any share capital, (ii) declare, authorize, set aside, make or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or (iii) make any other actual, constructive or deemed distribution in respect of the share capital;

(e)          (i) merge or consolidate the Company or any of its Subsidiaries with any Person or otherwise enter into a joint venture with any Person or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated hereby, including the Merger), or (ii) acquire or dispose of any Person or business or division thereof or solicit any such transaction;

(f)          (i) incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any Person (other than the Company and any direct or indirect wholly owned Subsidiary of the Company), except (A) borrowings in the ordinary course of business under the Company’s existing credit facilities in an amount not to exceed $2,000,000 in the aggregate, (B) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company, or (C) letters of credit, guarantees, surety bonds and similar instruments issued in the ordinary course of business, including the pledging of cash or other security as may be required by the issuer, or (ii) prepay, redeem or repurchase any long‑term or short-term debt to the extent that any prepayment, make-whole or breakage costs, premiums or penalties would be payable in connection therewith;

(g)          except as required by (i) Applicable Law or (ii) any Employee Plan in effect as of the date of this Agreement, or (iii) any Collective Bargaining Agreement in effect as of the date of this Agreement, (A) enter into, adopt, materially amend, modify or terminate any Employee Plan (excluding offer letters and employment agreements that provide for no severance or change in control benefits other than those required by Applicable Law); (B) increase the compensation or fringe benefits of any director, officer or employee; (C) award, grant or pay any (1) special bonus or special remuneration or (2) other bonus or remuneration the payment of which other bonus or remuneration would require the approval of the Company Shareholders, in any such case, to any director, officer, Independent Contractor or employee; or (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any director, officer, Independent Contractor or employee, except in the ordinary course of business; provided, however, that the foregoing clauses (A) through (D) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case as permitted by this Agreement and in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits. Except as specifically contemplated by and in accordance with the terms of this Agreement, the Company and its Subsidiaries shall not take any action to accelerate the vesting or settlement of Company Options;

(h)          forgive or make any loans or advances to any Person, including employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates, other than (i) loans or advances by the Company to any of its wholly owned Subsidiaries, or by any of the Company’s wholly owned Subsidiaries to another wholly owned Subsidiary of the Company, or (ii) loans or advances to employees  in the ordinary course of business in an amount not to exceed $200,000 in the aggregate for all such loans or advances; provided that in the case of any member of the Senior Management, only the advancement of business expenses in the ordinary course of business shall be permitted pursuant to this subclause (ii);

(i)          take any action to fund or in any other way secure the payment of compensation or benefits under material Employee Plans, other than, in each case, as required by (i) Applicable Law or (ii) any Employee Plan in effect on the date of this Agreement;

(j)          enter into negotiations relating to the creation of any worker’s union, collective bargaining agreement, trade union agreement or similar agreement or arrangement under which any employee or Independent Contractor would be subject or would otherwise receive any benefit;

(k)          hire anyone to fill a position of Senior Management;

(l)          terminate the employment of any member of the Senior Management other than for cause;

(m)          acquire, sell, lease, license, encumber or dispose of any property (including Real Property) or assets of the Company or any of its Subsidiaries or any Third Party with a fair market value in excess of $1,000,000 in any single transaction or series of related transactions or solicit any such transaction, except for (i) purchases or sales made in the ordinary course of business, (ii) with respect to leases, licenses or other similar grants of Real Property, any grant, amendment, extension, modification, or renewal in the ordinary course of business, (iii) disposition of obsolete tangible assets or expired or stale inventory, and (iv) transactions between or among the Company and its wholly owned Subsidiaries;

(n)          except as may be required as a result of a change in Applicable Law or in U.S. GAAP (or any interpretation thereof), and except as required by and Governmental Entity, make any material change in any of the accounting principles or practices used by the Company;

(o)          (i) make, change or revoke any material Tax election; (ii) amend any income or other material Tax Return; (iii) settle or compromise any material Liability for Taxes; (iv) adopt or make any material change to any Tax or accounting method; or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(p)          except in the ordinary course of business, sell, assign, transfer, abandon, cancel, allow to lapse, fail to maintain or protect or grant any security interest in, to or under any material Company IP;

(q)          (i) enter into any Restricted Contract, or (ii) materially amend, cancel or terminate or waive, release or assign any material rights or claims with respect to any Material Contract or any Restricted Contract entered into pursuant to sub-section (i), other than, in the case of this clause (ii), in the ordinary course of business or as otherwise permitted pursuant to Section 5.2;

(r)          (i) form or commence the operations of, any business or any corporation, partnership, limited liability company, business association or other similar business organization or Person that is not wholly owned by the Company or its Subsidiaries or (ii) enter into any new line of business;

(s)          (i) waive, release, assign, settle or compromise any Legal Proceeding pending or threatened against the Company or any of its Subsidiaries, other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, that is solely for monetary damages (without any admission of Liability or adverse consequence or restrictions on the Company or any of its Subsidiaries or Parent or Merger Sub) for an amount that is not in excess of $1,000,000 in the aggregate, or (ii) commence any litigation or arbitration (other than (A) in the ordinary course of business, (B) in connection with an appeal for the loss of a bid, or (C) cases if not commenced expeditiously would reasonably be expected to result in material harm to the Company and its Subsidiaries, taken as whole);

(t)          incur any capital expenditure except for (i) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been made available to Parent prior to the date of this Agreement, and (ii) any unbudgeted capital expenditure, in an amount not to exceed $500,000 in the aggregate;

(u)          enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company or any of its Subsidiaries, on the other hand, other than in the ordinary course of business and on terms no less favorable to the Company or any of its Subsidiaries, as applicable, than the terms governing similar transactions with Third Parties;

(v)          apply for or accept any Government Grant from any Governmental Entity (other than in the ordinary course of business and in any case that are not and would not reasonably be expected to be subject to any obligation to pay royalty or similar payments);

(w)          (i) amend or modify the compensation terms or any other obligations of the Company contained in the engagement letters with the respective Company Financial Advisors in a manner adverse to the Company, any of its Subsidiaries or Parent or (ii) engage other financial advisors in connection with the transactions contemplated by this Agreement, in each case, except in connection with an Acquisition Proposal not solicited in breach of Section 6.1;

(x)          enter into, amend or cancel any insurance policies other than: (i) in the ordinary course of business, and (ii) the “tail” insurance policy to be purchased by the Company pursuant to Section 6.3 and Section 6.16(c);

(y)          hire any employee without requiring them to execute the Company’s standard form of confidentiality and inventions assignment agreement;

(z)          take any action that would cause, or at the time of taking such action would reasonably be expected to cause, the Company or any of its Subsidiaries to be in material violation of any of the terms of its material Permits; or

(aa)         authorize, offer, agree, commit or enter into a Contract to do any of the foregoing.

          Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time, and the Company and its Subsidiaries shall not be required to violate any Applicable Law. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

5.3          Affirmative Obligations of Parent.  Except as (i) expressly required by this Agreement, (ii) required by Applicable Law, (iii) as set forth in Section 5.3 of the Parent Disclosure Letter, or (iv) as approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent and each of its Subsidiaries shall (a) carry on its business in all material respects in the ordinary course of business; and (b) to the extent consistent with past practice, use reasonable best efforts to (a) preserve and maintain its business organization and material assets; and (b) maintain and preserve its relationships and goodwill with material customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.4          Negative Obligations of Parent.  Without limiting the generality of Section 5.3, except as (i) expressly required by this Agreement, (ii) required by Applicable Law, (iii) as set forth in Section 5.4 of the Parent Disclosure Letter, or (iv) as approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall not, and shall not permit its Subsidiaries to (it being understood that if any action is permitted by any of the following sub-sections of this Section 5.4, such action shall be deemed permitted pursuant to Section 5.3):

(a)          amend, modify or otherwise change the Parent Charter Documents in a manner that would reasonably be expected to prevent, impede or materially delay the transactions contemplated by this Agreement or otherwise in a manner materially adverse to the Company or the Company Shareholders;

(b)          split, combine, reclassify, subdivide, exchange, recapitalize or enter into any similar transaction in respect of any share capital, declare, authorize, set aside, make or pay any special or extraordinary dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, other than in each case in respect of (i) cash dividends made by any direct or indirect wholly owned Subsidiary of Parent to Parent or one of its Subsidiaries, and (ii) regular quarterly cash dividends in respect of Parent Common Stock which dividends, for the avoidance of doubt, may be decreased in amount from quarter to quarter at the discretion of the board of directors of Parent;

(c)          except where Parent’s board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to take any such action would be inconsistent with the fiduciary duties of Parent’s board of directors under Applicable Law, merge or consolidate with any Person or otherwise enter into a joint venture with any Person or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Parent (other than the transactions contemplated hereby, including the Merger); or

(d)          authorize, offer, agree, commit or enter into a Contract to do any of the foregoing.

Notwithstanding the foregoing, nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the business or operations of Parent or its Subsidiaries at any time prior to the Effective Time, and Parent and its Subsidiaries shall not be required to violate any Applicable Law. Prior to the Effective Time, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1          No Solicitation.

(a)          From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except as expressly permitted by Sections 6.1 and 6.2, the Company shall, and shall cause its Subsidiaries and its and their respective officers and directors to, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to, immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of its Representatives to continue, any and all existing discussions or negotiations with any Third Party conducted prior to the date hereof by the Company, any of its Subsidiaries or any of their respective Representatives that constitute or could reasonably be expected to lead to any Acquisition Proposal, and shall promptly terminate access by each such Third Party and such Third Party’s Representatives to any data room (whether online or otherwise) containing information in respect of the Company or its Subsidiaries.  The Company shall, within two (2) Business Days following the date of this Agreement, request in writing that each Third Party that has previously executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal in the one year period prior to the date of this Agreement promptly return or destroy all confidential information previously furnished to such Third Party by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives.

(b)          At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except as expressly permitted by Sections 6.1 and 6.2, the Company shall not, nor shall its Subsidiaries, any of their respective officers and directors or any other Company Shareholders that have executed the Voting Agreement, and the Company shall instruct and shall use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) whether publicly or otherwise, solicit, initiate, knowingly encourage or knowingly facilitate or induce the making, submission or announcement of an Acquisition Proposal or any inquiry, offer, proposal or indication of interest that constitutes or could reasonably be expected to lead to any Acquisition Proposal; (ii) in connection with or in response to any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, furnish to any Third Party any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records or other information of the Company or any of its Subsidiaries to any Third Party; (iii) enter into, conduct, participate or engage in negotiations or discussions with any Third Party (other than solely to inform such Third Party that the terms of this Agreement prohibits such discussions) relating to or for the purpose of encouraging or facilitating an Acquisition Proposal; (iv) approve, adopt, declare advisable, endorse or recommend an Acquisition Proposal; (v) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet, merger agreement or Contract contemplating or otherwise relating to an Acquisition Transaction (an “Alternative Acquisition Agreement”) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement; (vi) fail to enforce, terminate, amend, modify, waive or release any rights under any “standstill” or other similar agreement (unless the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to grant any waiver or release under any standstill or similar agreement would be inconsistent with its fiduciary duties under Israeli Law); or (vii) resolve, propose or agree to do any of the foregoing.  Notwithstanding the foregoing, prior to obtaining the Requisite Shareholder Approval, if at any time the Company receives an unsolicited bona fide written Acquisition Proposal after the date of this Agreement that did not result from a breach (other than immaterial and unintentional breaches) of this Section 6.1 (but only if, in the case of clauses (B) and (C), the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that (after consultation with outside legal counsel) the failure to take such actions would be inconsistent with the fiduciary duties of the Company Board under Applicable Law), then the Company in response to such Acquisition Proposal may (A) contact the Third Party or any of its Representatives who has made such Acquisition Proposal solely for the purpose of seeking clarification of solely those terms or conditions of such Acquisition Proposal necessary to make a determination that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, (B) engage or participate in discussions or negotiations with such Third Party or any of its Representatives regarding such Acquisition Proposal and (C) afford access and furnish to such Third Party or to any of its Representatives any information relating to the Company, to any of its Subsidiaries or to their respective businesses, properties or assets or provide access to data room (virtual or physical) pursuant to a confidentiality agreement (which the Company and its Representatives will be permitted to negotiate) the terms of which, taken as a whole, are no less favorable to the Company than those contained in the Confidentiality Agreement and do not include any provision calling for the exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations hereunder (an “Acceptable Confidentiality Agreement”); provided, that any such information (to the extent that such information has not been previously provided or made available to Parent) is furnished or made available to Parent prior to or substantially concurrently (and in any event within 24 hours) with the provision or making available of such information to such Third Party.  Within 24 hours after receipt by the Company of an Acquisition Proposal,  the Company shall give Parent notice both orally and in writing and shall identify (x) the material terms and conditions of such Acquisition Proposal, including any financing arrangements to the extent provided to the Company or its Representatives (other than the identity of the Third Party who has made the Acquisition Proposal), (y) whether such Third Party is a financial or strategic buyer, and (z) a copy of any written materials provided by such Third Party in connection with such Acquisition Proposal (redacted so as not to identify the Third Party who has made the Acquisition Proposal).

(c)          Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and agree that any violation of the restrictions set forth in this Section 6.1 by any Subsidiary of the Company, any directors or officers of the Company or its Subsidiaries, or any other Company Shareholders who have executed the Voting Agreement, shall be deemed to be a breach of this Section 6.1 by the Company.  The Company shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to comply with the restrictions set forth in this Section 6.1.

(d)          In addition to the obligations of the Company set forth in Section 6.1(b), the Company shall promptly, and in all cases within 24 hours of its receipt, advise Parent orally and in writing of any (i) Acquisition Proposal; (ii) request for information or request to engage in negotiations or discussions or any other inquiry with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal; or (iii) request for a waiver or release under any standstill or similar Contract.  The Company shall provide Parent with (A) the material terms and conditions of such Acquisition Proposal, request or inquiry, including any financing arrangements to the extent provided to the Company, any of its Subsidiaries or any Representative of the Company (other than the identity of the Third Party who has made the Acquisition Proposal, request or inquiry), (B) whether such Person or group making any such Acquisition Proposal, request or inquiry, is a financial or strategic buyer, and (C) copies of all written materials provided by such Person in connection with such Acquisition Proposal, request or inquiry (redacted so as not to identify the Person who has made such Acquisition Proposal, request or inquiry).

(e)          The Company shall keep Parent reasonably informed of the status of discussions relating to, and the material terms and conditions (including all amendments or proposed amendments to such material terms and conditions) of any such Acquisition Proposal, request or inquiry, and promptly (and in no event later than 24 hours thereafter), shall provide Parent with copies of any revised written proposals or draft agreements relating to any Acquisition Proposal, request or inquiry.

6.2          Company Board Recommendation.

(a)          Other than in accordance with the terms of this Section 6.2, the Company Board shall not make a Company Board Recommendation Change or enter into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Shareholder Approval, the Company Board may, in response to its receipt of a Superior Proposal that has not been withdrawn, (i) effect a Company Board Recommendation Change with respect to such Superior Proposal or (ii) terminate this Agreement pursuant to Section 8.1(g) in order to enter into a definitive Alternative Acquisition Agreement providing for such Superior Proposal if, in each case (A) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (D) below), that in light of such Superior Proposal, failure to effect a Company Board Recommendation Change or failure to terminate this Agreement in order to enter into a definitive Alternative Acquisition Agreement providing for such Superior Proposal would be inconsistent with the fiduciary duties of the Company Board under Applicable Law; (B) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least four (4) Business Days’ prior written notice (the “Superior Proposal Notice Period”) of its intention to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 8.1(g) (which notice shall include the most current version of the proposed definitive agreement with respect to such Superior Proposal and, to the extent not included therein, a reasonably detailed summary of all material terms and conditions of such Superior Proposal, including any financing arrangements to the extent provided to the Company or any of its Subsidiaries or their Representatives and the identity of the Person making such Superior Proposal, if not appearing elsewhere in the documents provided to Parent); (C) the Company shall, and shall cause its financial and legal advisors to, during the Superior Proposal Notice Period, negotiate with Parent (to the extent Parent desires to negotiate) in good faith any proposed modifications to the terms and conditions of this Agreement in response to such Superior Proposal; and (D) after taking into account any counter-offer or proposal offered by Parent within the Superior Proposal Notice Period in writing, if any, the Company Board again makes the determination that the Acquisition Proposal that is subject to the notice set forth above still constitutes a Superior Proposal (it being understood that (1) any material amendment or modification to the terms of a Superior Proposal, including any revision in price, shall be deemed a new Acquisition Proposal for purposes of this Section 6.2, and (2) the Company shall promptly (but in any event within 24 hours of the occurrence) notify Parent of any such amendment or modification and provide the required information  regarding such new Acquisition Proposal (to the extent not previously provided) in compliance with the terms of this Section 6.2 anew; provided that the period during which the Company and its Representatives are required to negotiate with Parent in good faith regarding any modified terms proposed by Parent in response to such new Acquisition Proposal shall expire on the later to occur of two (2) Business Days after the Company provides written notice of such new Acquisition Proposal and the end of the original Superior Proposal Notice Period).

(b)          Notwithstanding anything in this Agreement to the contrary, other than in connection with a Company Superior Proposal (which shall be subject to Section 6.2(a) and shall not be subject to this Section 6.2(b)), prior to obtaining the Requisite Shareholder Approval (and in no event after receipt of the Requisite Shareholder Approval), the Company Board may, in response to a Company Intervening Event, make a Company Board Recommendation Change (pursuant to Section (i) of the definition of Company Board Recommendation Change), if (i) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (ii) the Company has notified Parent in writing that it intends to effect such a Company Board Recommendation Change pursuant to this Section 6.2(b) (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 6.2(b), the Company and the Company’s Representatives shall have discussed and negotiated in good faith (to the extent Parent desires to negotiate) with Parent and Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement, and (iv) no earlier than the end of such four (4) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel, and after taking into account any proposal by Parent to amend or modify the terms of this Agreement offered by Parent in writing, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law.

(c)          Nothing in this Agreement shall prohibit the Company or Company Board from (i) taking and disclosing to Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act; (ii) taking and disclosing to the Company Shareholders a position contemplated by Section 329 of the ICL; (iii) making a “stop, look and listen” communication to Company Shareholders pursuant to Rule 14d-9(f) under the Exchange Act; or (iv) making any other disclosure to Company Shareholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under Applicable Law; provided, however, that the taking of any such position or making of any such disclosure contemplated by this Section 6.2(c) shall not affect the definition of “Company Board Recommendation Change” and the Company Board may not effect a Company Board Recommendation Change except in compliance with this Section 6.2.

(d)          Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not take any action to approve any transaction under, or exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the provisions of, any Takeover Law or any anti-takeover provision in the Charter Documents of the Company or otherwise cause such restrictions not to apply. To the extent permitted under any Takeover Law, the Company shall promptly take all steps necessary to terminate any waiver or other exemption that may have been previously granted to any such Person or any Acquisition Proposal under any such provision.

6.3          Company Shareholders’ Meeting.  Subject to the earlier termination of this Agreement in accordance with Article VIII hereof, as soon as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a special meeting of the Company Shareholders (together with any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of seeking (i) the Requisite Shareholder Approval and (ii) as a separate agenda item, approval of the Company Shareholders for the purchase of the “tail” insurance policy to be purchased by the Company pursuant to Section 6.16(c), and shall submit such proposals to such holders at the Company Shareholders’ Meeting and shall not submit any other proposal that is not related to the Merger or the transactions contemplated by the Merger Agreement to such holders in connection with the Company Shareholders’ Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). The record date for the Company Shareholders’ Meeting shall be determined with prior consultation with Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Shareholders’ Meeting without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that without Parent’s prior written consent, the Company may adjourn or postpone the Company Shareholders’ Meeting (a) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement is provided to the Company Shareholders within a reasonable amount of time in advance of the Company Shareholders’ Meeting or (b) to a date that is in the aggregate not more than 30 days following the originally scheduled date (or the date rescheduled pursuant to clause (a) hereof) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders’ Meeting or to obtain the Requisite Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Requisite Shareholder Approval. If the Company Board has not made a Company Board Recommendation Change in accordance with Section 6.2, the Company shall, through the Company Board, make the Company Board Recommendation, include such Company Board Recommendation in the Proxy Statement, and use its reasonable best efforts to (i) solicit proxies from its shareholders in favor of the approval of this Agreement and the Merger in accordance with Israeli Law and (ii) otherwise seek to obtain the Requisite Shareholder Approval at the Company Shareholders’ Meeting. Notwithstanding any Company Board Recommendation Change, unless this Agreement is terminated in accordance with Article VIII, the obligations of the Parties under this Section 6.3 shall continue in full force and effect, neither the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal) nor the making of any Company Board Recommendation Change shall obviate or otherwise affect the obligation of the Company to set a record date for, duly call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 6.3.

6.4           Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.4(a); provided, however, that any such actions or the timeframes for taking such actions shall be subject to any amendment in the corresponding applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.4(a) accordingly):

(i)          as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(ii)          within three days after calling of the Company Shareholders’ Meeting in accordance with the terms of this Agreement, deliver and file the Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the ICL;

(iii)          following the date on which the Merger Proposal is submitted to the Companies Registrar (the “Merger Proposal Submission Date”), to the extent applicable with respect to each of the Company and Merger Sub:

A.          publish a notice to their respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, (x) in two daily Hebrew newspapers that are widely distributed in Israel on the Merger Proposal Submission Date, and (y) in a widely distributed newspaper in New York within three business days after the Merger Proposal Submission Date as may be required by Applicable Law;

B.          within three days after the Merger Proposal Submission Date, cause a copy of the Merger Proposal to be delivered to their respective secured creditors, if any;

C.          within three business days after the Merger Proposal Submission Date, send to the Company’s and Merger Sub’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s and, if applicable, Merger Sub’s, premises a copy of the notice published in a daily Hebrew newspaper that is widely distributed in Israel in accordance with clause (iii)(A)(x) of this Section 6.4(a); and

D.          within four (4) business days after the Merger Proposal Submission Date, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, which shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were identified in the notice referred to in clause (iii)(A) of this Section 6.4(a);

(iv)         promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clause (iii), but in any event no more than three days following the date on which the notice referred to in clause (iii)(B) above was sent to their respective secured creditors, if any, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to such respective creditors, if any, under Section 318 of the ICL;

(v)          not later than three days after (A) the date on which the Requisite Shareholder Approval is received, the Company shall inform the Companies Registrar of such approval, and (B) the date on which the sole shareholder of Merger Sub approves the Merger, Merger Sub shall inform the Companies Registrar of such approval, in each case in accordance with Section 317(b) of ICL; and

(vi)          in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable after the determination of the date on which the Closing is expected to take place in accordance with Section 2.3, in coordination with each other, deliver to the Companies Registrar the notice of the contemplated Merger and the proposed date of the Closing and the subsequent notice of the occurrence of the Closing, including final affidavits signed by an authorized officer of Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor any antitrust authority has objected to the Merger.  For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date.

(b)          Solely for purposes of Section 6.4(a), “business day” shall have the meaning set forth in the Merger Regulations, 2000 promulgated under the ICL.

(c)          Promptly following the date hereof, the sole shareholder of Merger Sub shall approve the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing).  No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval in accordance with Section 6.4(a)(v).

6.5          Form S-4 and Proxy Statement.

(a)          As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) a proxy statement to be made available to the Company Shareholders relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and, as soon as practicable after the Form S-4 is declared effective under the Securities Act, cause it to be furnished to the SEC on Form 6-K and to be sent or otherwise made available to the Company Shareholders relating to the Company Shareholders’ Meeting in compliance with Applicable Law, including the ICL, the Exchange Act and the Securities Law; and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus.  Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to complete the Merger and ensure that it complies in all material respects with Applicable Law, including the provisions of the Exchange Act and the Securities Act. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates and the holders of its capital stock to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement, and the Form S-4 and Proxy Statement shall include all information reasonably requested by such other Party to be included therein.  Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Form S-4 or the Proxy Statement, as applicable.  Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement.  Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or furnishing of the Proxy Statement (or any amendment or supplement thereto) to the SEC and making it available to the Company Shareholders or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (B) consider in good faith all comments reasonably proposed by the other.  Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Stock Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.  Each of the Company and Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, the ICL, the Securities Law, the TASE, the Nasdaq or any other applicable non-U.S. or state securities or “blue sky” Laws in connection with the Merger and the issuance of the Stock Merger Consideration.

(b)          The Company, on the one hand, and Parent, on the other hand, covenant that none of the information supplied or to be supplied by Parent or the Company, as applicable, for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; or (ii) the Proxy Statement will, at the date it is first filed with the SEC or mailed or otherwise made available to the Company Shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, it being understood that no covenant is made by Parent or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.  The Proxy Statement will comply as to form in all material respects with Applicable Laws, including the requirements of the Exchange Act and the rules and regulations thereunder and the ICL, it being understood that no covenant is made by the Company with respect to statements or omissions made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

(c)          If, at any time prior to the receipt of the Requisite Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, as applicable, should be set forth in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate  in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the Form S-4 and, to the extent required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company Shareholders.  Nothing in this Section 6.5(c) shall limit the obligations of any Party under Section 6.5(a).  For purposes of this Section 6.5(c) and Section 6.5(b), any information concerning or related to the Company, its Affiliates or the Company Shareholders’ Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

6.6           TASE Listing and Israeli Securities Authority Matters.

(a)          Parent undertakes to use reasonable best efforts to (i) cause the Parent Common Stock to be listed on the TASE immediately prior to, on or promptly following the Closing Date pursuant to Section E’3 of the Securities Law and consistent with customary practices (the “Dual Listing”), and (ii) in connection therewith, obtain the approval of the TASE to list the shares of Parent Common Stock to be issued in the Merger on the TASE.

(b)          As promptly as practicable after the date hereof, Parent shall cause its Israeli counsel to prepare and file with the ISA an application for an exemption from the ISA (to be based on the Form S-4 and the contemplated Dual Listing) from the requirement to publish an Israeli prospectus under the Securities Law (any such exemption, the “Israeli Offering Exemption”) with respect to the offering of the Stock Merger Consideration.

(c)          As promptly as practicable after the date hereof, Parent shall cause its Israeli counsel to prepare and file with the ISA an application for an exemption from the requirements of the Securities Law concerning the publication of an Israeli prospectus in respect of the assumption by Parent of the Converted Options to be issued to the applicable holders of Company Options in accordance with the provisions hereof, pursuant to Section 15D of the Israeli Securities Law (the “Israeli Options Exemption”, and together with the Israeli Offering Exemption, the “ISA Exemptions”).

(d)          The Company shall cooperate and use reasonable best efforts to cause its Representatives to cooperate with Parent and its Representatives in connection with the preparation and filing of such applications in respect of the Dual Listing and the ISA Exemptions and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Dual Listing and ISA Exemptions.

(e)          Parent shall advise the Company promptly after receipt of the approval for Dual Listing and the ISA Exemptions.

6.7          Reasonable Best Efforts to Complete.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Merger), including using reasonable best efforts to:  (i) cause the conditions to the Merger set forth in Article VII to be satisfied or fulfilled as promptly as reasonably practicable; (ii) obtain all necessary consents, waivers and approvals under any Contracts to which the Company, Parent or any of their Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger); (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, as may be required under any applicable Antitrust Laws or otherwise, including the expiration or termination of any applicable waiting periods and making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iv) provide any required notices and execute any required documents to ensure that any Permits, including Environmental Permits, required for the operation of the Company and Business Facilities after the Closing have been obtained and are in full force and effect; (v)  take such steps as may be necessary to avoid a Legal Proceeding by, any Governmental Entity or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (vi) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and (vii) obtain the consents set forth on Section 6.7(a) of the Company Disclosure Letter (collectively, the “Approvals”) as promptly as practicable following the date of this Agreement.

(b)          Without limiting the generality of Section 6.7(a), as soon as may be reasonably practicable following the execution and delivery of this Agreement (but in no event later than as required by Applicable Law), (x) each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act, as well as the applicable pre-merger notification filings, forms and submissions with each of the non-U.S. Governmental Entities set forth on Section 6.7(b) of the Company Disclosure Letter, (y) the Company shall submit to the OCS the OCS Notice and Parent shall submit to the OCS the Parent OCS Undertaking, and (z) the Company shall deliver any notices and make any filings that may be required in order to obtain each of the Approvals.  Each of Parent and the Company shall promptly (i) reasonably cooperate and coordinate (to the extent not prohibited by Applicable Law or by the applicable Governmental Entity) with the other in the making of such filings or the delivery of such notices, as the case may be; (ii) supply the other with any information that may be reasonably required in order to effectuate such filings and delivery of such notices; and (iii) Parent shall pay all fees and expenses (other than attorneys’ fees) incurred in connection with filings made in connection with this Section 6.7(b). Each Party shall, to the extent not prohibited by Applicable Law or by the applicable Governmental Entity, (A) promptly inform the other Party or Parties, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement (including the Merger), (B) to the extent practicable, give the other Party reasonable advance notice of all substantive oral communications with any Governmental Entity regarding the Merger or any other transaction contemplated by this Agreement, (C) with respect to any substantive oral communication, give the other Party a reasonable opportunity to participate in such discussions, and, to the extent a Party does not participate in such discussions, the Party having such discussions shall promptly provide the non-participating Party with a summary of such discussions and (D) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Entity or in connection with any Legal Proceeding initiated by a Governmental Entity, including informing the other Party as soon as practicable of any such investigation, inquiry or Legal Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Entity. Each Party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege, or (E) comply with Applicable Law.

(c)          Without limiting the generality of the foregoing, Parent shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to take any and all actions necessary to obtain each Consent required under or in connection with any applicable Antitrust Law, and to enable all waiting periods under any applicable Antitrust Law to expire or terminate, and to avoid or eliminate any impediment under any applicable Antitrust Law that may be asserted by any Governmental Entity so as to enable the consummation of the Merger as promptly as practicable, and in any event prior to the Termination Date.

(d)          Each of the Parties agrees that, between the date of this Agreement and the earlier of the date on which all required approvals under applicable Antitrust Laws have been obtained or the expiration or termination of any applicable waiting periods under applicable Antitrust Laws has occurred and the termination of this Agreement in accordance with Article VIII, it shall not, and shall ensure that none of its Subsidiaries shall, enter into any definitive agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially impede, materially delay or prevent or adversely affect the ability of the Parties to obtain any Consent of any Governmental Entity required under applicable Antitrust Laws or the expiration or termination of any applicable waiting period under applicable Antitrust Laws, in each case, necessary to consummate the transactions contemplated by this Agreement.

6.8          Access.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause its Subsidiaries and its and their Representatives to, provide Parent and its Representatives, reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and its Subsidiaries, upon reasonable notice, to the Company’s business, properties, books and records, Contracts, and personnel, and any other information regarding the assets, properties or business of the Company and its Subsidiaries, in each case, as may be reasonably requested by Parent from time to time (including financial and operating data, customer billing and other data files for the purpose of system integration and testing as well as compensation and payroll data files for the purpose of payroll system integration and testing with respect to employees of the Company and its Subsidiaries).  The terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.8. Notwithstanding the foregoing, the Company shall not be required by this Section 6.8 to provide to Parent or its Representatives with access to or to disclose (i) information that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement (provided, however, that the Company shall use its reasonable best efforts to make appropriate redactions to any information subject to such a confidentiality agreement to disclose the maximum extent of such information that does not result in a violation of such obligation of confidentiality), (ii) information the disclosure of which would violate any Applicable Law (provided, however, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Applicable Law) or (iii) information that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that in such event, the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege).

6.9          Notification.

(a)          At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (i) the termination of this Agreement pursuant to Article VIII and (ii) the Effective Time, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware of the occurrence or non-occurrence of any event that has resulted or would reasonably be expected to result in any condition set forth in Section 7.2 (in the case of the Company) and Section 7.3 (in the case of Parent) not being satisfied. No such notification shall affect or be deemed to modify any representation or warranty of the Company or of Parent or Merger Sub set forth herein or the conditions to the obligations of the Company or of Parent and Merger Sub to consummate the transactions contemplated hereby (including the Merger), or the remedies available to the Parties hereunder.  The terms and conditions of the Confidentiality Agreement shall apply to any information provided by one Party to the other Parties pursuant to this Section 6.9(a).

(b)          At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (i) the termination of this Agreement pursuant to Article VIII and (ii) the Effective Time, each of the Company and Parent shall give prompt notice to the other of (A) any written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, (B) any written notice or other communication from any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement, and (C) any Legal Proceeding commenced against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that if pending on the date of this Agreement would be or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of any Party set forth in this Agreement or the conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement or the remedies available to the Parties or update any Section of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable; provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 6.9(b).

6.10          Certain Litigation.  Each of the Company and Parent shall give the other notice, as soon as reasonably practicable under the circumstances, of any Legal Proceeding commenced after the date of this Agreement against such Party or any of its directors by any shareholder of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the transactions contemplated hereby (including the Merger), and shall keep the other Party reasonably informed regarding any such Legal Proceeding.  Each Party shall give the other Party the reasonable opportunity to consult with respect to the defense or settlement of any such litigation and shall consider the other Party’s views with respect to such litigation. The Company shall not settle any such litigation without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.11          Financing.

(a)          Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter (or the proceeds of permanent Financing in lieu thereof) (taking into account any “flex provisions” set forth in the related fee letters) on or prior to the date upon which the Merger is required to be consummated pursuant to the terms of this Agreement, including by: (i) maintaining in effect the Commitment Letter (provided, that the Commitment Letter may be amended, supplemented, modified and replaced as permitted by this Section 6.11 (a)), (ii) negotiating and entering into Definitive Financing Agreements with respect to the Financing consistent with the terms and conditions contained in the Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) and (iii) satisfying (or, if deemed advisable by Parent, obtaining the waiver of) on a timely basis all conditions (other than those conditions that by their nature are to be satisfied at the Closing) in the Commitment Letter and the Definitive Financing Agreements and complying with its obligations thereunder. In the event that all conditions contained in the Commitment Letter (other than the consummation of the Merger and those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, Parent shall use reasonable best efforts to enforce its rights under the Commitment Letter, including to cause the Financing Sources to fund on the Closing Date the Debt Financing; provided, that in no event shall Parent be obligated to bring any Legal Proceedings against any Financing Sources.

Parent shall not without the prior written consent of the Company permit any amendment or modification to, replacement of, or any waiver of any material provision or remedy under, the Commitment Letter if such amendment, modification, replacement, waiver or remedy would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that no consent from the Company shall be required for (i) any amendment, replacement, supplement or modification of the Commitment Letter that adds lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof, (ii) implementation or exercise of any “flex” provisions provided in any related fee letter as in effect as of the date hereof or (iii) any amendment to, or replacement of or supplement or modification to, the Commitment Letter or Definitive Financing Agreement so long as such action would not be prohibited by the foregoing clause.  Parent shall promptly notify the Company of any such amendment, modification, waiver or replacement and deliver the Company a copy thereof.

(b)          Without limiting the generality of Section 6.11(a), if Parent believes it will incur any Financing in connection with the Closing, on not less than five Business Days’ prior written notice of the initial request therefor, the Company agrees to cooperate with Parent, as reasonably requested by Parent, to obtain such Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries) including by using (and by causing its Subsidiaries and its Representatives to use)  reasonable best efforts to:

(i)         cause the management of the Company, in each case, with appropriate seniority and expertise, to participate, at reasonable times and upon reasonable advance notice, in a reasonable number of meetings, presentations, roadshows, drafting sessions, sessions with rating agencies, conference calls with prospective lenders of and investors in the Financing, and due diligence sessions;

(ii)         subject to the confidentiality undertakings set forth in the Confidentiality Agreement, provide reasonable and customary assistance with the preparation of materials relating to the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement for rating agency presentations,  marketing materials, offering documents and other documents necessary for any Financing, and provide reasonable cooperation with the due diligence efforts of the Financing Sources with respect to the Company and its Subsidiaries during normal business hours upon reasonable advance notice;

(iii)         furnish to Parent (A) the Financing Deliverables and (B) the Financing Information (including any updates to the Financing Information so that marketing materials used in any Financing do not contain any untrue statement of a material fact or omit to state a fact necessary to make the statements contained therein not misleading as a result of a misstatement or omission with respect to the Financing Information, other than, in each case, with respect to information supplied by or on behalf of Parent or Merger Sub);

(iv)       cause its independent auditors to provide reasonable and customary cooperation in connection with the Financing, including by providing the Specified Auditor Assistance and signing customary management representation letters to such auditors so that such Specified Auditor Assistance can be provided;

(v)        assist Parent with Parent’s preparation of pro forma financial statements and projections by providing the Financing Information to be used in preparing such pro formas that are requested in connection with any Financing or that would customarily be included in the marketing materials with respect to the Financing; and

(vi)      furnish to Parent other documents of the Company and its Subsidiaries reasonably requested by Parent in connection with any Financing that includes an offering of securities in order to allow such Financing Sources to establish a “due-diligence” defense; and

(vii)        satisfy the conditions precedent set forth in the Debt Letters or any Definitive Financing Agreement to the extent the satisfaction of such conditions requires the cooperation of or is within the control of the Company and its Subsidiaries.

(c)          The Company hereby consents to the use of its and each of its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to, and is not reasonably expected to, harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries and their respective marks, products, services, offerings or Intellectual Property Rights.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorney’s fees) incurred by the Company and any of its Subsidiaries and their respective Representatives in connection with providing the assistance contemplated by this Section 6.11.  Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs, expenses (including reasonable attorney’s fees), awards, judgments, penalties and other Liabilities actually suffered or incurred by any of them in connection with the Financing and any information used in connection therewith (other than any information provided in writing by the Company or any of its Subsidiaries expressly for use in connection therewith) or in connection with providing the assistance contemplated by this Section 6.11, except to the extent arising from bad faith, willful misconduct or fraud of the Company, its Subsidiaries or their respective Representatives.

(d)          Notwithstanding anything to the contrary contained in this Section 6.11, (i) none of the Company or any of its Subsidiaries or their respective Representatives shall be required to take or permit the taking of any action or provide any assistance that would (A) unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (B) cause any representation or warranty or covenant of the Company in this Agreement to be breached by the Company or any of its Subsidiaries, (C) require the Company or any of its Subsidiaries or their respective Affiliates to pay (or agree to pay) any fees, or reimburse any expenses prior to the Closing for which it is not promptly reimbursed, or otherwise incur any other obligations (other than any obligations under customary authorization letters, management representation letters or other documents delivered to the Company’s independent registered accounting firm in connection with the Specified Auditor Assistance) or give any indemnities prior to the Closing that are not contingent on the Closing, (D) cause any director, officer, employee or shareholder of the Company or any of its Subsidiaries to incur any personal Liability, (E) conflict with the Charter Documents of the Company or any of its Subsidiaries or any Applicable Laws, (F) result in the breach of, or default under, any Material Contract or (G) require the Company or any of its Subsidiaries to prepare separate financial statements for the Company or any of its Subsidiaries or change any fiscal period or prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice; and (ii) none of the Company or any of its Subsidiaries or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Financing; provided, however that this clause (ii) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Closing Date (after giving effect to the Closing) by any Person that will remain or will become an officer or director of the Surviving Company as of the Effective Time.  Nothing in this Section 6.11 shall require the Company or any of its Subsidiaries or their respective Representatives to disclose any information to Parent, Parent’s Representatives or the Financing Sources if such disclosure would (x) violate any Applicable Law or Contract or (y) jeopardize the attorney-client privilege, work product doctrine or other legal privilege held by the Company or any of its Subsidiaries.  If the Company or any of its Subsidiaries does not provide or cause its Representatives to provide such access or such information in reliance on the immediately preceding sentence, then the Company shall (1) provide a written notice to Parent stating that it is withholding such access or such information and (2) reasonably cooperate to provide the applicable access or information in a way that would not violate such Applicable Law or Contract or jeopardize such privilege.

(e)          Parent acknowledges and agrees that, other than reasonable out-of-pocket costs and expenses subject to reimbursement pursuant to Section 6.11(c), none of the Company or any of its Subsidiaries or any of their respective Representatives shall have any responsibility for, or incur any Liability to, any Person under any Financing that Parent may obtain in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.11.

(f)          Notwithstanding any other provision set forth herein or anything to the contrary contained in the Confidentiality Agreement, Parent or any of its Affiliates may disclose Confidential Information (as defined in the Confidentiality Agreement) of the Company and its Subsidiaries to the Financing Sources (other than any sensitive information that the Company specifically designates in writing may not be disclosed), so long as the Financing Sources are subject to confidentiality undertakings under a binding written confidentiality commitment to Parent that are at least as restrictive as those applicable to Parent with respect to the Company (except that such confidentiality agreement need not contain any explicit or implicit standstill provision).

(g)          Notwithstanding anything in this Agreement to the contrary,  the parties hereto acknowledge and agree that the provisions contained in this Section 6.11 represent the sole obligations of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or any of its Subsidiaries with respect to the transactions contemplated by this Agreement and no other provision of this Agreement shall be deemed to expand such obligations. Notwithstanding anything to the contrary contained herein, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Subsidiaries be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(h)          Certain Definitions.

“Definitive Financing Agreement” means any definitive agreement (or definitive agreements) with respect to the Financing on the terms and conditions contained in the Debt Letters.

“Financing Deliverables” means the documentation and other information reasonably requested by the Financing Sources with respect to applicable “know-your-customer” rules and regulations, including the USA Patriot Act of 2001.

“Financing Information” means (i) audited consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least 60 days prior to the Closing Date; (ii) unaudited interim consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries for the fiscal quarter ended at least 60 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year); and (iii) all other information regarding the Company and its Subsidiaries required by Regulation S-X and Regulation S-K under the Securities Act for an offering of securities of Parent on a registration statement filed with the SEC, in each case, of the type that would permit the Company’s independent auditors to deliver customary “comfort” (including customary “negative assurance” comfort) in connection with such offering which such auditors are prepared to provide upon completion of customary procedures.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Financing, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, partners, trustees, stockholders, controlling persons, agents and representatives and their respective successors and assigns.

“Specified Auditor Assistance” means (i) providing customary “comfort letters” (including customary “negative assurances”), and (ii) providing customary consents or authorization letters to the inclusion of the Company’s auditor reports to the extent required for any marketing materials relating to the Financing, in each case on customary terms and consistent with past practice in connection with Financing.

6.12          Confidentiality.  Parent, Merger Sub and the Company acknowledge that Parent and the Company have previously executed a Mutual Nondisclosure Agreement, dated September 3, 2019 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

6.13          Public Disclosure.  Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement.  Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Applicable Law or any listing agreement with a national securities exchange, in which event such Party shall use reasonable best efforts to consult with and to provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement in advance.  Notwithstanding the foregoing provisions of this Section 6.13, (i) Parent and the Company may make press releases or public announcements concerning this Agreement or the transactions contemplated hereby that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 6.13, (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by the Company and Parent and do not reveal material, non-public information regarding the other Parties, this Agreement, the Merger or the other transactions contemplated by this Agreement, and (iii) this Section 6.13 shall not apply to any press release or other public announcement or disclosure by the Company in connection with a Company Board Recommendation Change (for the avoidance of doubt, the foregoing subclause (iii) shall in no way derogate from the obligations of the Company and the Company Board contained in Sections 6.1 and 6.2).

6.14          Company Options.

(a)          Company Options.

(i)          At the Effective Time, each Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled Option”) shall, by virtue of the Merger, be cancelled and terminated and converted into the right to receive the Merger Consideration in respect of each Net Share covered by such Cancelled Option; except that, in lieu of the Merger Consideration, any fractional Net Share (after aggregating all shares represented by all Cancelled Options held by such individual) shall be settled in cash based on the Cash Equivalent Consideration (such consideration being hereinafter referred to as the “Option Consideration”).  The holder of each Cancelled Option shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no even later than the Company’s first full payroll after the Effective Time) from the Surviving Company, the Option Consideration.  If the exercise price per share of any such Cancelled Option is equal to or greater than the Merger Consideration, such Company Option shall, by direction of Parent (which is hereby given pursuant to this Agreement), be cancelled without any payment being made in respect thereof.  The payment of Option Consideration to the holder of a Cancelled Option shall be reduced by any applicable tax withholding required under the Ordinance, the Code, any Applicable Law, a Valid Certificate and otherwise as set forth in Section 2.13 and Section 6.18.  The applicable taxes required to be withheld from the Option Consideration shall reduce first the Cash Merger Consideration portion of the Option Consideration with any remaining amount reducing the Stock Merger Consideration portion of the Option Consideration, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Trading Price. The holder of each Cancelled Option that is a Company 102 Option or that is otherwise held by the 102 Trustee shall receive the Option Consideration through the 102 Trustee in accordance with Section 2.8.

(ii)          At the Effective Time, each Company Option (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) (each, a “Converted Option”) shall be converted into Parent Restricted Stock Units (each, a “Replacement RSU”).  The holder of each Converted Option shall receive an award of Replacement RSUs equal in value on the grant date (based on the Parent Average Trading Price at Closing) to the product of (A) the excess, if any, of the Cash Equivalent Consideration over the per share exercise price of such Converted Option, multiplied by (B) the number of Company Shares subject to such Converted Option. Each such Replacement RSU shall be subject to vesting in accordance with the same vesting schedule as was applicable to the Converted Option. Each of the Parent and the Company shall take such acts and adopt such corporate resolutions as may be required to effect the conversion set forth in this Section 6.14(a)(ii).

(b)          Termination of Non-U.S. Company Options.  Notwithstanding the provisions above, Parent may, prior to the Effective Time, determine reasonably and in good faith, subject to the consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, that any Company Option that is subject to the Applicable Laws of a non-U.S. or non-Israeli jurisdiction may be treated in a manner other than prescribed by Section 6.14(a), to the extent that (i) Parent and the Company reasonably and in good faith determine that (A) the manner in which such Company Option would otherwise be treated pursuant to Section 6.14(a) would result in a violation of Applicable Laws or a materially adverse tax consequence to the individual holding such Company Option in the applicable non-U.S. or non-Israeli jurisdiction and (B) such different treatment is necessary to comply with such Applicable Laws; and (ii) such different treatment is, to the maximum extent practicable, consistent with Section 6.14(a).  Parent and the Company shall agree at least ten (10) days prior to the Effective Time to the treatment of any Company Options that will be treated in a manner other than prescribed by Section 6.14(a).

(c)          Treatment of Company Plan. At Parent’s request, as soon as practicable following the date of this Agreement, the Company shall adopt any resolutions and take any actions that are necessary to provide that the Company Plan shall be terminated as of the Effective Time.

(d)          Necessary Actions; Form S-8.  The Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 6.14 under all Company Plans, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof.  Promptly after the Effective Time (but in no event later than 10 Business Days following the Effective Time), Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Parent Common Stock issuable with respect to, or underlying, the Converted Options under this Section 6.14 that are not already subject to a registration statement or Form S-8 (or other appropriate form).

6.15          Employee Matters.

(a)          Following the Effective Time and ending on the first anniversary of the Effective Time (or, if earlier, the termination date of the relevant Continuing Employee), Parent shall provide, or shall cause the Surviving Company to provide (i) (A) to each Continuing Employee in the United States, an annual salary or wage substantially comparable in the aggregate to the annual salary or wage provided by Parent or its Affiliates to its similarly situated employees in the same or comparable geographical locations, and (B) to all other Continuing Employees, an annual salary or wage at least equal to the annual salary or wage of such other Continuing Employee immediately prior to the Effective Time, (ii) (A) to each Continuing Employee in the United States, cash incentive compensation opportunities substantially comparable in the aggregate to the cash incentive compensation opportunities provided by Parent or its Affiliates to its similarly situated employees in the same or comparable geographical locations, and (B) to all other Continuing Employees, cash incentive compensation opportunities at least equal to the cash incentive compensation opportunities of such other Continuing Employee immediately prior to the Effective Time, and (iii) (A) to each Continuing Employee in the United States, employee benefits (excluding equity or equity-based compensation or incentive opportunities) that are substantially comparable in the aggregate to the employee benefits provided by Parent or its Affiliates to its similarly situated employees in the same or comparable geographical locations, and (B) to all other Continuing Employees, employee benefits (excluding equity or equity-based compensation or incentive opportunities) that are substantially comparable in the aggregate to the employee benefits  of such other Continuing Employees immediately prior to the Effective Time.

(b)          With respect to all benefit plans maintained by Parent, the Surviving Company or their respective Subsidiaries (including any vacation, paid time-off and severance plans) in which a Continuing Employee is eligible to participate, for purposes of eligibility, participation, vesting, and level of benefits for severance, accrual of paid time off, and statutory notice and severance benefits, Parent shall use reasonable best efforts to cause each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) to be treated as service with Parent, the Surviving Company or any of their respective Subsidiaries; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) with respect to benefit accrual under any defined benefit pension plan, or (iii) with respect to any newly established plan for which prior service is not taken into account for any employees of Parent or any of its Affiliates.

(c)          Parent shall use reasonable best efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Company or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time.  Parent shall use reasonable best efforts to cause to be recognized, and provide with credit for, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(d)          For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Employee Plan, for purposes of any Employee Plan containing a definition of “change in control” or “change of control,” the Closing shall be deemed to constitute a “change in control” or “change of control” (except as would result in the imposition of “additional taxes” under Section 409A).

(e)          Upon Parent’s written request, prior to Closing, the Company shall terminate any and all Employee Plans intended to qualify under Section 401(k) of the Code, or any successor statute (the “Company 401(k) Plan”), effective not later than the day immediately preceding the Closing Date.  Upon the termination of such plans, the Company shall provide Parent with evidence that such 401(k) plans have been terminated pursuant to resolutions of the Company’s board of directors not later than the day immediately preceding the Closing Date. The Company shall use reasonable best efforts to take such actions as are necessary to prevent a default by any Continuing Employees with an outstanding loan under the Company 401(k) Plan unless and until such Continuing Employee fails to make a timely payment on such loan.

(f)          If the Closing occurs prior to the payment of annual bonuses for 2019, solely to the extent such bonuses are set forth on Section 5.2(g) of the Company Disclosure Letter, Parent shall cause the Company to pay to each employee an amount equal to such employee’s annual bonus for such year based on the actual level of achievement of the applicable performance goals in accordance with the terms and conditions of the applicable bonus plan at the time that annual bonuses are payable in the ordinary course of business.

(g)          Nothing contained in this Agreement, including this Section 6.15, shall be construed as requiring Parent, the Company or any of their Affiliates to continue the employment of any specific person, or to limit the ability of Parent, the Company, or any of their respective Affiliates from terminating the employment of any employee (including any Continuing Employee).  No provision of this Agreement shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Parent, the Company or their respective Affiliates.  Section 6.14 and Section 6.15 are intended to be for the sole benefit of the Parties to this Agreement, and nothing in Section 6.14 and Section 6.15 or elsewhere in this Agreement shall be deemed to confer upon any other Person any rights or remedies hereunder or make any employee or other service provider of the Parties or their respective Subsidiaries or any other Person a third party beneficiary of this Agreement.  No provision of this Agreement shall be construed to establish, amend or modify any Employee Plan, Governmental Plan, or other benefit or compensation plan, program, agreement, policy, contract or arrangement.  Further, nothing herein shall limit the ability of Parent, the Company, or any of their respective Affiliates to amend, modify or terminate any Employee Plan, Governmental Plan, or other benefit or compensation plan, program, agreement, policy, contract or arrangement at any time assumed, established, sponsored or maintained by any of them.

6.16          Directors’ and Officers’ Indemnification and Insurance.

(a)          For a period beginning at the Effective Time and ending no earlier than seven years after the Effective Time, the Surviving Company and Parent shall indemnify and hold harmless all past and present directors and officers of the Company and its Subsidiaries (collectively, the “Covered Persons”) to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to Applicable Law, the Charter Documents of the Company or its Subsidiaries, and the indemnification agreements, if any, in existence on the date of this Agreement and set forth in Section 3.10(a)(xiv) of the Company Disclosure Letter, and, solely in the case of the Surviving Company (and not Parent), any other indemnification agreements, if any, in existence on the date of this Agreement (collectively, and including the indemnification agreements set forth in Section 3.10(a)(xiv) of the Company Disclosure Letter, the “Existing Indemnification Agreements”) arising out of acts or omissions in their capacity as directors or officers of the Company or any of its Subsidiaries occurring at or prior to the Effective Time (including in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby). The Surviving Company and Parent shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Legal Proceeding with respect to the matters subject to indemnification pursuant to this Section 6.16 in accordance with the procedures (if any) set forth in the Charter Documents of the Company or any of its Subsidiaries, any Existing Indemnification Agreements and any other requirements under Applicable Law; provided, that Parent shall only be required to advance any such expenses to the extent that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final, non-appealable judgment by a court of competent jurisdiction that such Person is not entitled to indemnification (for the avoidance of doubt, the foregoing proviso shall not apply with respect to the Surviving Company’s obligation to advance expenses pursuant to this Section 6.16(a)).  Notwithstanding anything herein to the contrary, if any Legal Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the seventh anniversary of the Effective Time, the provisions of this Section 6.16(a) shall continue in effect until the final disposition or final resolution of such Legal Proceeding. Notwithstanding anything contained in this Section 6.16(a) or otherwise, Parent and the Surviving Company (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) shall not have any obligation hereunder to any Covered Person if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such indemnification is prohibited by Applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant hereto.

(b)          For a period of seven (7) years from the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect in its Charter Documents provisions relating to exculpation, indemnification and advancement of expenses in favor of Covered Persons that are no less favorable than the provisions of the Charter Documents of the Company and any Subsidiary in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time.

(c)          Prior to the Effective Time, the Company shall, or, if the Company is unable to, Parent shall cause the Surviving Company as of or after the Effective Time to, purchase a seven (7)-year prepaid “tail” policy that provides coverage with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement) (the “D&O Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance; provided, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of the amount set forth in Section 6.16(c) of the Company Disclosure Letter. If prepaid policies have been obtained prior to the Effective Time providing the level of insurance coverage as described in the preceding sentence, the Surviving Company shall, and Parent shall cause the Surviving Company to maintain such policy in full force and effect, and cause all obligations thereunder to be honored, in each case, to the extent required by this Agreement.

(d)          In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving company or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.16.

(e)          The obligations under this Section 6.16 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including successors and assigns) shall be Third Party beneficiaries of, and may enforce, this Section 6.16.

6.17          Obligations of Parent and Merger Sub.  Parent shall take all action necessary to (i) cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, and (ii) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any Indebtedness or any other liabilities or make any investments, other than those activities incidental to its obligations under this Agreement or the transactions contemplated hereby.

6.18          Tax Rulings.

(a)          As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling confirming that (i) the cancellation and exchange of the Company 102 Options in accordance with Section 6.14 and conversion of the Company 102 Shares in accordance Section 2.7(a) and Section 2.8 shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective consideration to be received in respect of such Company 102 Options and Company 102 Shares in accordance with this Agreement is deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) and (ii) all Replacement RSUs replacing Converted Options that were Company 102 Options prior to the Effective Time shall continue, after the Effective Time, to benefit from the provisions of Section 102 of the Ordinance and to qualify thereunder as grants made through a trustee pursuant to the capital gains tax route (the “Option Tax Ruling”).  The Company shall include in the request for the Option Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Fund Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Options or Company 102 Shares.  If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Fund Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 Options or Company 102 Shares to the Exchange Fund Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”).  To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b)          As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Parent, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than holders of Company Shares subject to Section 102 of the Ordinance) (A) exempting Parent, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Parent, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c)          104H Tax Ruling.  As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (or an interim ruling) permitting holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (the “Electing Holder”), to defer any applicable Israeli tax with respect to the Stock Merger Consideration that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such stock portion of the consideration by such Electing Holder or such other date set forth in Section 104H of the Israeli Tax Ordinance (the “104H Tax Ruling”).

(d)          Without limiting the generality of Section 6.6(a), each of the Company and Parent shall (i) cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling), the Withholding Tax Ruling and the 104H Tax Ruling and in obtaining such rulings, and (ii) the Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Option Tax Ruling (including the Interim Option Tax Ruling), the Withholding Tax Ruling and the 104H Tax Ruling without prior approval by Parent or its Israeli tax advisors (which approval shall not be unreasonably withheld, conditioned or delayed), and will, to the extent possible, enable Parent’s Israeli tax advisors to participate in all meetings and pre-scheduled discussions with the ITA relating thereto or, if not possible, shall update Parent’s Israeli tax advisors within two (2) Business Days regarding any meetings and discussions with the ITA relating thereto. The final text of the Interim Option Tax Ruling, the Option Tax Ruling, the Withholding Tax Ruling and the 104H Tax Ruling shall be subject to the approval of Parent or its counsel, which approval shall not be unreasonably withheld, conditioned or delayed.

6.19          Nasdaq Listing.  Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.20          Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to facilitate, in accordance with Applicable Laws and rules and policies of the Nasdaq and the TASE, the delisting by the Surviving Company of the Company Shares from the Nasdaq and the TASE, and the deregistration of the Company Shares under the Exchange Act and Securities Law, in each case, as of the Effective Time or as promptly as practicable thereafter.

6.21          Section 336 and 338 Elections.  Notwithstanding anything to the contrary in this Agreement, Parent shall be permitted, in its sole discretion, following the Closing Date and to the extent permitted by Applicable Law, to make any election under Section 336 of the Code and Section 338 of the Code.

6.22          Payoff Letter. No later than three (3) Business Days prior to the Closing Date (or such later date as Parent may agree in writing, but in any event, on or prior to the Closing Date), the Company shall deliver to Parent a pay-off letter from the applicable administrative agent under each Credit Facility, in form and substance reasonably satisfactory to Parent, addressed to the Company and signed by the applicable administrative agent, (i) setting forth the amounts required to pay off in full at the Closing all obligations owing under such Credit Facility (including the outstanding principal, accrued and unpaid interest and any applicable penalties), (ii) stating that, upon payment of such amounts, the commitments of the lenders to make loans or other extensions of credit under such Credit Facility shall be terminated and the Surviving Company shall be released from all of its obligations under such Credit Facility (other than contingent indemnification obligations, to the extent no claim giving rise thereto has been asserted) and all related documents, agreements and instruments and all Liens under such Credit Facility and each other document and agreement related thereto shall automatically be terminated, discharged, satisfied or released, as applicable, and which pay-off letter shall specifically authorize the Company or its designees to file all termination statements and release and discharge documents deemed necessary by Parent to release of record any Liens existing pursuant to such Credit Facility and each agreement, document and instrument related thereto.

ARTICLE VII
CONDITIONS TO THE MERGER

7.1          Conditions to the Obligations of Each Party to Effect the Merger.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under Applicable Law) by mutual written agreement of Parent and the Company prior to the Closing of each of the following conditions:

(a)          Requisite Shareholder Approval.  The Requisite Shareholder Approval shall have been obtained.

(b)          Antitrust and Other Governmental Approvals.  All (i) applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement (including the Merger) under the HSR Act shall have expired or been terminated, (ii) solely to the extent required by Applicable Law, all Governmental Entities that administer the Export, Import and Sanctions Laws or DCSA Requirements shall have provided their assent or indicated their non-objection to the Merger, and (iii) any affirmative exemption or approval of a Governmental Entity required under any Antitrust Law set forth on Section 6.7(b) of the Company Disclosure Letter as of the date hereof shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired (collectively, the “Regulatory Approvals”).

(c)          No Legal Prohibition.  No Governmental Entity of competent jurisdiction shall have (i) enacted, promulgated or issued after the date of this Agreement any Applicable Law that is then in effect and has the effect of enjoining, making unlawful or  otherwise prohibiting the consummation of the Merger; or (ii) issued or granted after the date of this Agreement any Order (whether temporary, preliminary or permanent) that is then in effect which has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger.

(d)          Listing.  The shares of Parent Common Stock issuable as Stock Merger Consideration pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e)          Israeli Statutory Waiting Periods.  Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the Company Shareholders at the Company Shareholders’ Meeting.

(f)          Form S-4.  The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

(g)          ISA Exemptions.  Parent shall have obtained the ISA Exemptions.

7.2          Additional Conditions to the Obligations of Parent and Merger Sub to Effect the Merger.  The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by Parent and Merger Sub:

(a)          Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.1 (Organization and Standing) (solely to the extent relating to the Company), Section 3.4(c) (Capitalization), Section 3.27 (Brokers; Fees and Expenses),  Section 3.28 (Opinion of Financial Advisor) and Section 3.29 (Takeover Statutes; No Rights Plan) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), (ii) the representations and warranties of the Company contained in Sections 3.4(a) and (d)  (Capitalization) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), (iii) the representations and warranties of the Company contained in Section 3.3 (Authorization) and Section 3.9(b) (No Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time and (iv) all other representations and warranties of the Company contained Article III of this Agreement shall be true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except, in the case of this clause (iv), where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b)          Covenants and Agreements.  The Company shall have complied with and performed in all material respects all obligations under this Agreement required to be complied with and performed by it at or prior to the Closing.

(c)          Material Adverse Effect.  Since the date of this Agreement, a Material Adverse Effect on the Company shall not have occurred.

(d)          Closing Certificate.  Parent shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company certifying as to the satisfaction of the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

7.3          Additional Conditions to the Obligations of the Company to Effect the Merger.  The obligations of the Company to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:

(a)          Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub contained in Section 4.1 (Organization), Section 4.2 (Authorization) and Section 4.17 (Brokers; Fees and Expenses), shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date); and (ii) all other representations and warranties of Parent and Merger Sub contained in Article IV of this Agreement shall be true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(b)          Covenants and Agreements.  Each of Parent and Merger Sub shall have complied with and performed in all material respects all obligations under this Agreement required to be complied with and performed by each of them at or prior to the Closing.

(c)          Material Adverse Effect. Since the date of this Agreement, a Material Adverse Effect on the Parent shall not have occurred.

(d)          Closing Certificate.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by a duly authorized officer of each of Parent and Merger Sub as to the satisfaction of the matters set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c).

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.1          Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Shareholder Approval (except as provided below), only as follows:

(a)          by mutual written agreement of Parent and the Company by action of their respective boards of directors;

(b)          by either Parent or the Company, if the Company Shareholders’ Meeting shall have been held and the Requisite Shareholder Approval shall not have been obtained;

(c)          by either Parent or the Company, if any Governmental Entity of competent jurisdiction shall have, after the date of this Agreement (i) enacted, promulgated or issued any Law which has the effect of permanently prohibiting, making illegal or otherwise permanently preventing the consummation of the Merger; or (ii) issued or granted any final and nonappealable Order that has the effect of permanently prohibiting, making illegal or otherwise permanently preventing the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of the enactment, promulgation or issuance of such Law or the issuance or entry of such final and nonappealable Order;

(d)          by either Parent or the Company, if the Effective Time shall not have occurred on or prior to July 29, 2020 (as it may be extended pursuant to this Section 8.1(d), the “Termination Date”), provided, however, that if, as of July 29, 2020 any of the Regulatory Approvals shall not have been obtained but all other conditions to Closing set forth in Article VII shall have been satisfied or waived or by their terms cannot be satisfied until immediately prior to the Closing (but which conditions would be satisfied if the Closing Date were July 29, 2020), the Termination Date shall be extended to October 29, 2020; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Effective Time to have occurred on or prior to the Termination Date;

(e)          by the Company, in the event of a breach of (i) any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (ii) any of the representations and warranties of Parent and Merger Sub set forth in this Agreement, in either case which breach would result in a condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied and which breach is (A) incapable of being cured by Parent or Merger Sub, as applicable, prior to the Termination Date or (B) if curable, has not been cured by Parent or Merger Sub, as applicable, by the earlier of (1) the Termination Date; and (2) the date that is 30 days following the Company’s delivery of written notice to Parent of such breach; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if the Company is then in breach of any of its obligations under this Agreement so as to result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b);

(f)          by Parent:

(i)          in the event of a breach of (A) any covenant or agreement on the part of the Company set forth in this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement, in either case which breach would result in a condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied and which breach is (x) incapable of being cured by the Company prior to the Termination Date or (y) if curable, has not been cured by the Company by the earlier of (1) the Termination Date; and (2) the date that is 30 days following Parent’s delivery of written notice to the Company of such breach; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(f)(i) if Parent or Merger Sub is then in breach of any of its obligations under this Agreement so as to result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b); or

(ii)          prior to the receipt of the Requisite Shareholder Approval in the event that a Triggering Event shall have occurred; or

(g)          prior to the receipt of the Requisite Shareholder Approval, by the Company in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 6.2(a); provided that substantially concurrently with the termination of this Agreement, the Company pays Parent, or causes Parent to be paid, the Termination Fee Amount in accordance with Section 8.3(b)(ii).

8.2          Notice of Termination; Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall become null and void and of no further force or effect without Liability of any Party (or any stockholder, director, officer, employee, agent or other Representative of such Party) to the other Party, as applicable; provided that (a) the terms of Section 6.12 and Section 6.13, this Section 8.2, and Section 8.3 and Article IX, shall each survive the termination of this Agreement; and (b) nothing in this Section 8.2 shall relieve any Party or Parties, as applicable, from Liability for any willful and material breach of, or fraud in connection with, this Agreement.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the applicable Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Entity to which they were made.

8.3          Fees and Expenses.

(a)          General.  Except as set forth in Section 6.7(b), Section 6.11(c) and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger), shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b)          Company Payments.

(i)           In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f)(ii), then the Company shall pay or cause to be paid to Parent, as promptly as practicable (and, in any event, within two (2) Business Days after the date of such termination), the Termination Fee Amount  by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(ii)          In the event that this Agreement is terminated by the Company pursuant to Section 8.1(g), then the Company shall pay or cause to be paid to Parent the Termination Fee Amount  by wire transfer of immediately available funds to an account or accounts designated in writing by Parent at or prior to such termination.

(iii)        In the event that this Agreement is terminated (a) by the Company or Parent pursuant to  Section 8.1(b), or (b) by Parent pursuant to Section 8.1(f)(i) as a result of the Company’s breach of, or failure to, perform any covenant or agreement contained in this Agreement, and in any such case, (1) following the execution and delivery of this Agreement and prior to the Company Shareholders’ Meeting, an Acquisition Proposal shall have been publicly announced, shall have become publicly disclosed, or shall have been otherwise publicly made known to the Company Shareholders; and (2) within 12 months following the termination of this Agreement, the Company enters into a Contract with respect to any Acquisition Proposal and such Acquisition Proposal is thereafter consummated (which need not be the same Acquisition Proposal that was publicly made, disclosed or communicated prior to the Company Shareholders’ Meeting), then the Company shall pay (or cause to be paid) the Termination Fee Amount to Parent, prior to or concurrently with the consummation of such transaction, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent; provided, that for purposes of clause (2) of this Section 8.3(b)(iii), all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.

(iv)         In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d) (provided that prior to such termination the conditions set forth in Sections 7.1(b) and 7.1(c) shall have been satisfied, except if the failure of either such condition to be satisfied was the result of a breach of this Agreement by the Company), and (1) following the execution and delivery of this Agreement and prior to the Company Shareholders’ Meeting, an Acquisition Proposal shall have been publicly announced, shall have become publicly disclosed, or shall have been otherwise publicly made known to the Company Shareholders, and in each case not withdrawn; and (2) within 12 months following the termination of this Agreement, the Company enters into a Contract with respect to any Acquisition Proposal and such Acquisition Proposal is thereafter consummated (which need not be the same Acquisition Proposal that was publicly made, disclosed or communicated prior to the Company Shareholders’ Meeting), then the Company shall pay (or cause to be paid) the Termination Fee Amount to Parent, prior to or concurrently with the consummation of such transaction, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent; provided, that for purposes of clause (2) of this Section 8.3(b)(iv), all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%

(c)          Enforcement.  Each of the Parties acknowledges and agrees that the provisions of Section 8.3(b) are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent would not have entered into this Agreement.  Accordingly, if the Company fails to pay in a timely manner the  amounts due pursuant to Section 8.3(b), and, in order to obtain such payment, Parent makes a claim that results in a non-appealable judgment in favor of such payment against the Company, the Company shall pay to Parent its reasonable fees, costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 8.3(b), at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made, plus 2%,  through the date such payment was actually received.  Notwithstanding anything to the contrary set forth in this Agreement, upon termination of this Agreement in accordance with its terms, if Parent receives payment from the Company of the Termination Fee Amount pursuant to Section 8.3(b) and any applicable amount described in the previous sentence, such payments shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future shareholders, members, managers, directors, officers, employees, agents or Representatives (together with the Company, collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement in circumstances in which the Termination Fee Amount is payable, other than with respect to claims for, arising out of or in connection with fraud.  In no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee Amount on more than one occasion. The Termination Fee Amount is nonrefundable and shall not be set off by or credited against any other payment.

8.4          Amendment.  This Agreement may be amended by mutual agreement of the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company, except that if this Agreement has been approved by the Company Shareholders in accordance with Israeli law, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders without such approval. Notwithstanding the foregoing or anything herein to the contrary (including Section 8.5), Section 9.3, the proviso in 9.5, the second proviso in 9.9, 9.10(b), 9.11, 9.13 and this Section 8.4 (and any provision of this Agreement to the extent a modification, waiver or amendment of such provision would modify the substance of Sections  9.3, the proviso in 9.5, the second proviso in 9.9, 9.10(b), 9.11, 9.13 and this Section 8.4) may not be modified, waived or amended in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

8.5          Extension; Waiver.  At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally permitted and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein.  Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX
GENERAL PROVISIONS

9.1          Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time.

9.2          Notices.  All notices and other communications pursuant to this Agreement must be in writing and will be deemed to have been duly delivered and received (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) if sent by e-mail in portable document format (PDF) or similar electronic attachment (A) on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted and the sender has received confirmation of receipt by the recipient, and (B) on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, and the sender has received confirmation of receipt by the recipient, on the following Business Day; or (iv) immediately upon delivery by hand, in each case to the intended recipient as set forth below:

(a)          if to Parent or Merger Sub, to:

Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York  11747
Attention:  Michael D. Porcelain
Email: michael.porcelain@comtechtel.com

with copies (which shall not constitute notice) to:

Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299
Attention:	Robert A. Cantone Michael E. Ellis
Email:	rcantone@proskauer.com mellis@proskauer.com

and

Goldfarb Seligman & Co.
98 Yigal Alon Street, Tel Aviv
6789141 Israel
Attention:	Ashok J. Chandrasekhar Ido G. Zemach
Email:	ashok.chandrasekhar@goldfarb.com ido.zemach@goldfarb.com

(b)          if to the Company, to:

Gilat Satellite Networks Ltd.
Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, 4913020, Israel

Attention:  Adi Sfadia
Email: AdiS@gilat.com

with copies (which shall not constitute notice) to:

Naschitz Brandes Amir & Co.
5 Tuval Street
Tel Aviv 6789717, Israel
Attention:  Sharon A. Amir; Tuvia J. Geffen; Idan Lidor
Email: samir@nblaw.com; tgeffen@nblaw.com; ilidor@nblaw.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day.  From time to time, any Party may provide notice to the other Parties of a change in its address through a notice given in accordance with this Section 9.2, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date that is (A) specified in such notice; or (B) five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.  The inability to deliver because of changed address of which no notice is given will be deemed to be receipt of the notice as of the date of such inability to deliver.

9.3          Assignment.   No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns;  provided, however, that (a) Parent and/or Merger Sub may assign its rights (but not its obligations) under this Agreement to any of its Financing Sources as collateral security, (b) Merger Sub may assign, in its sole discretion, any or all of its rights, interests, or obligations hereunder to any wholly owned Subsidiary of Parent, and (c) Parent may transfer the equity interests of Merger Sub to any wholly owned, newly-formed Subsidiary of Parent organized under the Laws of the State of Israel, in any such case, without the prior written approval of the Company.

9.4          Entire Agreement.

(a)          This Agreement, the Confidentiality Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.  However, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms.

(b)          The Company Disclosure Letter is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, except and solely to the extent that a representation or warranty set forth in Article III of this Agreement specifically states that a true and complete list of a particular item is set forth in a particular section of the Company Disclosure Letter. Inclusion of any item or other matter in the Company Disclosure Letter shall not be construed as an admission or indication that such item or other matter is or is not material, that such item has had a Material Adverse Effect on the Company or that such item will in fact exceed any applicable threshold limitation set forth in this Agreement. Headings in the Company Disclosure Letter are inserted for reference purposes and for convenience of the reader only, and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Company Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future matter or proceeding. Any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed to be disclosed by the Company for, and apply to and qualify, the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement and each other section or subsection of the Company Disclosure Letter to the extent that it is reasonably apparent on its face that such disclosure is applicable to such other section or subsection of this Agreement or the Company Disclosure Letter.

(c)          The Parent Disclosure Letter is not intended to constitute, and shall not be construed as constituting, representations or warranties of Parent, except and solely to the extent that a representation or warranty set forth in Article IV of this Agreement specifically states that a true and complete list of a particular item is set forth in a particular section of the Parent Disclosure Letter. Inclusion of any item or other matter in the Parent Disclosure Letter shall not be construed as an admission or indication that such item or other matter is or is not material, that such item has had a Material Adverse Effect on Parent or that such item will in fact exceed any applicable threshold limitation set forth in this Agreement. Headings in the Parent Disclosure Letter are inserted for reference purposes and for convenience of the reader only, and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Parent Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future matter or proceeding. Any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed by Parent for, and apply to and qualify, the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement and each other section or subsection of the Parent Disclosure Letter to the extent that it is reasonably apparent on its face that such disclosure is applicable to such other section or subsection of this Agreement or the Parent Disclosure Letter.

9.5          Third Party Beneficiaries.  Except as set forth in or contemplated by Section 6.16, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder, except for (i) the right of the Company Shareholders and holders of Company Options to receive the consideration set forth in this Agreement following the Effective Time; and (ii) the right of the Company to pursue, on behalf of its shareholders and holders of Company Options, monetary damages in the event that (x) Parent and Merger Sub do not consummate the Merger in willful breach of this Agreement, and (y) the Company is unable to enforce the remedy of specific performance; provided, however, that the Financing Sources shall be express third party beneficiaries of and have the right to enforce their rights under Sections 8.4, 9.3, the second proviso in 9.9, 9.10(b), 9.11, 9.13 and this Section 9.5.

9.6          Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties.  The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7          Other Remedies.  Except as otherwise provided in this Agreement, any and all remedies in this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

9.8          Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, without posting bond or other undertaking, each of the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of Israel, the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.9          Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced solely in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause application of the law of any jurisdiction other than the State of Delaware; provided that provisions related to the matters set forth in Article 2 that relate to the effectuation of the Merger, and all other provisions of this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be exclusively governed by the Laws of the State of Israel; provided, further, that the adjudication of any action, claim, cross-claim or third-party claim of any kind or description, whether at law or equity, whether in contract, in tort or otherwise, involving a Financing Source in any way relating to this Agreement, including any dispute arising out of or relating in any way to the Financing, the Debt Letters, the Definitive Financing Agreement or the performance thereof or any other transactions contemplated hereby or thereby, shall be governed by and in accordance with the laws of the State of New York (it being understood and agreed that  after Closing and solely with respect to Parent, Merger Sub and the Company, the governing law provisions of the Definitive Financing Agreement shall supplant this proviso to the extent applicable).

9.10          Consent to Jurisdiction.

(a)          Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 9.10 shall affect the right of any Party to serve legal process in any other manner permitted by Applicable Law; (ii) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and (iii) irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (D) waives, to the fullest extent permitted by Law, and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.  Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)          Notwithstanding the foregoing and without limiting Section 9.13, each Party unconditionally and irrevocably agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract, in tort or otherwise, against a Financing Source in any way relating to this Agreement, including any dispute arising out of or relating in any way to the Financing, the Debt Letters, the Definitive Financing Agreement or the performance thereof or any other transactions contemplated hereby or thereby, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof); provided that, after the Closing and solely with respect to Parent, Merger Sub and the Company, it is understood and agreed that the submission to jurisdiction provisions of the Definitive Financing Agreement (and related documents) shall supplant this paragraph to the extent applicable.

9.11          WAIVER OF JURY TRIAL.  EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY LITIGATION INVOLVING ANY FINANCING SOURCE, OR WITH RESPECT TO THE FINANCING, THE DEBT LETTERS OR THE DEFINITIVE FINANCING AGREEMENT, THE PERFORMANCE THEREOF, OR ANY OTHER TRANSACTION CONTEMPLATED THEREBY.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER DOCUMENTS ENTERED INTO IN CONNECTION HEREWITH, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12          Counterparts.  This Agreement and any amendments hereto may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.  Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.13          Waiver of Claims.  Notwithstanding anything to the contrary herein, the Company (prior to the Closing) (and each of its officers, directors, employees, agents, Representatives and Affiliates) hereby waives any rights or claims (whether at law or equity, in contract, tort or otherwise) against any of the Financing Sources in any way relating to this Agreement, the Financing, the Debt Letters or the Definitive Financing Agreement, the performance thereof or any other transactions contemplated hereby or thereby, and the Company (prior to the Closing) (and each of its officers, directors, employees, agents, Representatives and Affiliates) hereby agrees not to commence any action or proceeding (whether at law or equity, in contract, tort or otherwise) against any Financing Source in any way relating to this Agreement, the Financing, the Debt Letters or the Definitive Financing Agreement, the performance thereof or any other transactions contemplated hereby or thereby and further agrees to (in the case of itself) and to cause (in the case of its officers, directors, employees, agents, Representatives and Affiliates) any such action or proceeding asserted by the Company (prior to Closing) (whether at law or equity, in contract, tort or otherwise) against any of the Financing Sources in any way relating to this Agreement, the Financing, the Debt Letters or the Definitive Financing Agreement, the performance thereof or any other transactions contemplated hereby or thereby to be dismissed or otherwise terminated.  In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company (prior to the Closing) in any way relating to this Agreement, the Financing, the Debt Letters or the Definitive Financing Agreement, the performance thereof or any other transactions contemplated hereby or thereby.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties are executing this Agreement as of the date first written above.

COMTECH TELECOMMUNICATIONS CORP.

By:	/s/ Michael D. Porcelain Name: Michael D. Porcelain Title: President and Chief Operating Officer

CONVOY LTD.

By:	/s/Michael D. Porcelain Name: Michael D. Porcelain Title: Director

GILAT SATELLITE NETWORKS LTD.

By:	/s/ Dov Baharav Name: Dov Baharav Title: Chairman of the Board
By:	/s/ Yona Ovadia Name: Yona Ovadia Title: Chief Executive Officer

[Signature page to Agreement and Plan of Merger]